EXECUTION COPY

02037982

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECD S.E.C.
MAY 28 2002
1086

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

PROCESSED
MAY 30 2002
THOMSON
FINANCIAL

Nobel Biocare AB

(Name of Subject Company)

(Translation of Subject Company's Name into English (if applicable))

Total Number of Pages in this Document: 4

Sweden

(Jurisdiction of Subject Company's Incorporation or Organization)

Nobel Biocare Holding AG

(Name of Person(s) Furnishing Form)

Ordinary shares of Nobel Biocare AB

(Title of Classes of Subject Securities)

(CUSIP Number of Class of Securities (if applicable))

Nobel Biocare AB
Box 5190
402 26 Göteborg, Sweden
Attention: Thomas Nortoft
Telephone: 011 46 0 318 188 00

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

May 28, 2002

(Date Tender Offer/Rights Offering Commenced)

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NOBEL BIOCARE HOLDING AG

By: Heliane Canepa

Name: Heliane Canepa
Title: President

Dated: May 27, 2002

PART I – INFORMATION TO BE SENT TO SECURITY HOLDERS:

Item 1. *Home Jurisdiction Documents*

1. Offer Document, dated May 27, 2002 (the "Offer Document"), issued in connection with the offer (the "Offer") being made by Nobel Biocare Holding AG to acquire all the existing shares of Nobel Biocare AB.

2. Forms of Acceptance for the Offer.

Item 2. *Informational Legends*

See Item 1 above.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibits:

1. Press release, dated May 27, 2002, announcing the Offer.

Offer to the Shareholders of Nobel Biocare AB (publ.)



This document is important and requires your immediate attention. If you are in any doubts as to the course you should follow, you should consult your stockbroker, bank manager, lawyer, accountant or other professional advisor. The Offer being made herein shall be governed by and construed in accordance with Swedish law subject only to applicable mandatory provisions of Swiss law. Any disputes relating to the Offer shall be resolved exclusively by the Swedish courts. This Offer Document has been prepared in two language versions, one English version and one Swedish version, where the English version shall prevail in case of conflicts in interpretation (if any).

The Offer referred to in this Offer Document and the accompanying Acceptance Form is not being made directly or indirectly in or into Australia or Japan and such documents must not be distributed, forwarded or transmitted into or in these countries.

Important Notice to US Investors
The Offer is being made for the securities of a Swedish company. Accordingly, the Offer is subject to the disclosure requirements of Sweden. These disclosure requirements are different from those of the United States. Financial statements included in the Offer Document have been prepared in accordance with Swedish accounting standards that may not be comparable to financial statements of US companies prepared in accordance with US generally accepted accounting principles.

It may be difficult for US investors to enforce their rights and any claim they may have under US securities laws, since Nobel Biocare Holding AG is located in Switzerland and some or all of its officers and directors may not be residents of the United States. US investors may not be able to effect service of process within the United States upon Nobel Biocare Holding AG or its officers and directors or to enforce in US courts judgements obtained against them in those courts based upon civil liability provisions of the US securities laws.

US investors should be aware that Nobel Biocare Holding AG may purchase shares of Nobel Biocare AB other than pursuant to the Offer, such as in open market or privately negotiated transactions.

UBS Warburg

Table of Contents

Section 1:	Background and reasons for the Offer	2
Section 2:	Statement by the Board of Directors of Nobel Biocare AB	3
Section 3:	Terms and instructions for the Offer	4
Section 4:	VPC Registered Nobel Biocare Holding AG bearer shares	7
Section 5:	Tax issues	8
Section 6:	The new structure	12
Section 7:	Nobel Biocare – business description	25
Section 8:	Risk factors	38
Section 9:	Interim Report 1, January–March 2002	43
Section 10:	Financial statements	49
Section 11:	Auditors' review report	69
Appendix A:	Articles of Association of Nobel Biocare Holding AG	70
Appendix B:	Articles of Association of Nobel Biocare AB	76
Appendix C:	Certain differences between Swedish law and regulations and Swiss law and regulations	77
Appendix D:	Resolutions of the Shareholders Meeting of Nobel Biocare Holding AG, 14 May 2002	82
Addresses		84

General

No person has been authorized to give any information or to make any representations not contained in this offer document and listing prospectus (the "Offer Document"); therefore, any information or representations not contained or incorporated by reference herein must not be relied upon as being authorized by the Company.

The distribution of this Offer Document may be restricted by law in certain jurisdictions. Any person into whose possession this Offer Document may come is required by the Listing Agent and the Company to inform itself about and to observe any such restrictions. Persons reading this Offer Document should inform themselves as to (i) the possible tax consequences, (ii) the legal requirements, and (iii) any foreign exchange restrictions or exchange control requirements, which they might encounter under the laws of the countries of their citizenship, residence or domicile and which might be relevant to the purchase, holding or disposal of the New Shares.

The discussion of tax consequences contained in this document relates to Swiss and Swedish tax consequences only. An investor should consult his own tax advisors concerning any federal, state and local tax consequences of the Offer.

This Offer Document has been approved by the Stockholm Stock Exchange ("Stockholmsbörsen") in accordance with the regulations of Chapter 5, Section 5a of the Act (1992:543) on Trading and Clearing Activities. This approval does not constitute a guarantee by Stockholmsbörsen that the factual information in this Offer Document is correct or complete.

This Offer Document has been prepared in two language versions, one English version and one Swedish version, where the English version shall prevail in case of conflicts in interpretation (if any).

Further, a separate draft listing prospectus has been prepared for the purposes of listing on the SWX Swiss Exchange ("SWX"), in the English language; such Swiss listing prospectus contains the same information as this listing prospectus for the Stockholm Stock Exchange in all material respects, except that such Swiss listing prospectus does not contain the same level of information as regards the Offer, terms and instructions for accepting the Offer and information relating to the listing on Stockholmsbörsen, as well as on certain tax, accounting and legal matters resulting from differences between Swedish and Swiss rules and regulations.

The Offer being made herein shall be governed by and construed in accordance with Swedish law subject only to applicable mandatory provisions of Swiss law. Any disputes relating to the Offer shall be resolved exclusively by the Swedish courts.

UBS AG and UBS Warburg Ltd. are acting for Nobel Biocare AB and Nobel Biocare Holding AG and for no one else in connection with the Offer to the shareholders of Nobel Biocare AB and will not be responsible to anyone other than Nobel Biocare AB and Nobel Biocare Holding AG for providing the protections afforded to customers of UBS AG and UBS Warburg Ltd., respectively, nor for giving advice in relation to the Offer.

United Kingdom

No Offer Document has been filed with the Registrar of Companies pursuant to the Public Offers of Securities Regulations 1995 on the grounds that securities are not being offered or sold to the public in the United Kingdom as a result of securities being offered to no more than fifty (50) persons in the United Kingdom. This Offer Document is exempt from the general restriction in Section 21 of the Financial Services and Markets Act 2000 ("FSMA") on the communication of invitations or inducements to engage in investment activity on the grounds that the communication relates to (i) a transaction which is to acquire shares in a body corporate and (ii) securities consist of or include 50 per cent or more of the voting shares in the body corporate and (iii) the acquisition is between parties each of whom is a body corporate, a partnership, a single individual or a group of connected individuals, pursuant to Article 62 of FSMA (Financial Promotion) Order 2001.

Australia and Japan

The Offer referred to in this Offer Document and the accompanying Acceptance Form is not being made directly or indirectly in or into Australia or Japan and such documents must not be distributed, forwarded or transmitted in or into these countries.

Summary of terms of the Offer

Exchange ratio	One New Share in Nobel Biocare Holding AG is offered for each Nobel Biocare AB Share
Acceptance period	28 May to 18 June 2002
Estimated first day of listing of shares in Nobel Biocare Holding AG in Zurich and in Stockholm	24 June 2002

Financial calendar

Interim Report 2, Jan–Jun, 2002	14 August 2002
Interim Report 3, Jan–Sep, 2002	23 October 2002

Trading codes

	Reuters	Bloomberg	ISIN
Nobel Biocare AB	NOBE	NOBE	SE0000226367
Nobel Biocare Holding AG	NOBE	NOBE	CH00140.30040

Definitions

"1998-Options"	Options granted by Nobel Biocare AB in 1998 entitling its holders to subscribe for its shares
"2001-Options"	Options granted by Nobel Biocare AB in 2001 to Nobel Biocare i Göteborg AB
"Acceptance Form"	Acceptance form for the Offer
"Acceptance Period"	Acceptance period for the Offer
"Beneficial Owner"	Shareholders of Nobel Biocare AB registered in the name of a trustee or other nominee at a bank or other custodian institution
"Board of Directors"	The Board of Directors of Nobel Biocare AB unless otherwise specified
"Employee Options"	Options granted by Nobel Biocare i Göteborg AB to the employees of Nobel Biocare on the basis of 2001-Options
"FSMA"	Financial Services and Markets Act 2000 (UK)
"IAS"	International Accounting Standards
"Nobel Biocare", the "Company" or the "Group"	Nobel Biocare AB including all its operations, legal entities and subsidiaries and also including Nobel Biocare Holding AG (post completion of the Offer)
"Nobel Biocare Holding AG"	A Swiss company, incorporated on 14 December 2001, currently owned by Nobel Biocare Holding Trust
"Nobel Biocare Holding Trust"	Nobel Biocare Holding Trust is a Jersey purpose trust set up only for the purpose of owning Nobel Biocare Holding AG up to completion of the Offer
the "New Shares"	Nobel Biocare Holding AG bearer shares with a nominal value of CHF 2.00 each, fully paid up
the "Offer Document"	Swedish offer document and listing prospectus dated 27 May 2002
"Procera Sandvik"	Procera Sandvik AB, a company previously jointly owned with Sandvik AB in which Nobel Biocare acquired full control in 2001
the "Offer"	The offer extended to all shareholders of Nobel Biocare AB to exchange their shares in Nobel Biocare AB for newly issued shares in Nobel Biocare Holding AG according to the terms and conditions as set out in this Offer Document
"PwC"	PricewaterhouseCoopers
"SEB"	Skandinaviska Enskilda Banken AB
"SESTA"	Federal Act on Stock Exchanges and Securities Trading of 24 March 1992 (Switzerland)
the "Shares"	Nobel Biocare AB shares
"SIS"	SIS SegaInterSettle AG (the Swiss settlement organisation)
"Steri-Oss"	Steri-Oss Inc., a U.S. company acquired by Nobel Biocare AB in 1998
"SWX"	the SWX Swiss Exchange
"VPC"	VPC AB, the Swedish Central Securities Depository and Clearing Organisation

Section 1

Background and reasons for the Offer

Since Nobel Biocare AB's listing on the Stockholm Stock Exchange in 1994, it has experienced a strong growth and is today a world leader in the rapidly expanding dental implants industry.

The Nobel Biocare has over the last few years developed into an increasingly international group with 95 per cent of its sales generated outside Sweden, 71 per cent of its employees based internationally and only approximately 13 per cent of the shareholdings remaining in Sweden today.

In 2001 the Company announced a new strategy for future growth. With its new management, the Company is, today, emphasising its focus on marketing and sales as well as research & development ("R&D") initiatives with a view to further enhance its global market leadership.

The Board of Directors believes that there are significant benefits to the Company to adopt a new Swiss holding structure that aims at strengthening the Company's competitive position, further widening the Company's access to international capital markets and further enhancing the liquidity of its shares. The new Swiss parent company, Nobel Biocare Holding AG, will be listed on the SWX Swiss Exchange in Zurich and on the Stockholm Stock Exchange (*Stockholmsbörsen*).

Strengthening the Group's competitive position

The dental implant market has strong potential for expansion but is subject to considerable competition. A key competitive factor for companies in the industry is the amount of marketing resources they can deploy as well as the amount of capital they can invest in R&D. A new Swiss holding structure will allow the Group to optimise its corporate tax position to levels closer to the standard for multinational companies and thereby maximising the capital it can re-invest to grow the Company and better exploit the market potential. Through this new holding structure, the Group expects the average group tax rate to fall to approximately 20–25 per cent as of 2003 which is a level similar to other Swiss domiciled multinational companies. Information about how the tax rate will be reduced can be found in "Section 6: The new structure".

Enhanced access to a larger investor base

The new Swiss holding structure and the listing in Zurich will give Nobel Biocare enhanced visibility within the large healthcare focused investor base in Switzerland. The SWX has a high proportion of healthcare companies (approximately 35 per cent of SWX total market capitalization). The Company could consequently obtain better access to the large private investor base in Switzerland in addition to its existing institutional owners.

Potential for increased liquidity of the Nobel Biocare share

Swiss Medtech companies are actively covered by analysts of global investment banks and local broker institutions, contributing to transparency and a high degree of comparability among companies across the European Medtech universe. A listing of the New Shares both in Switzerland and Sweden is likely to increase research coverage. This could, as a result, further improve the liquidity of the New Shares.

No change to Nobel Biocare's operations

Although the establishment of a new Swiss holding structure would modify the legal structure of the Group, it would not change the operations of the Group or imply any changes to its employees. All current operational headquarter functions, including the research department, will remain in Gothenburg. The production centres in Sweden and the United States will not be affected by the new holding structure.

The Board of Directors of Nobel Biocare AB and Nobel Biocare Holding AG, respectively, have examined and approved the information presented about the two respective companies in this Offer Document. It is hereby assured that to the best of the knowledge of the Board of Directors of Nobel Biocare AB and Nobel Biocare Holding AG, respectively, the information about Nobel Biocare AB and Nobel Biocare Holding AG contained in this Offer Document concurs with the actual situation and nothing of material significance to the Offer has been excluded that could have affected the image of Nobel Biocare AB and Nobel Biocare Holding AG, respectively, as created by this Offer Document.

27 May 2002	27 May 2002
Nobel Biocare AB	**Nobel Biocare Holding AG**
Board of Directors	*Board of Directors*

Section 2

Statement by the Board of Directors of Nobel Biocare AB

In conjunction with the Offer from Nobel Biocare Holding AG, the Board of Directors of Nobel Biocare AB issues the following statement:

The goal of the Board of Directors of Nobel Biocare AB has been to ensure that the Group is ideally positioned to stay at the forefront of the dental implant and prosthetics markets in which it competes and thereby benefiting both the Company and its shareholders.

The business activities of Nobel Biocare will not change as a result of the implementation of the Offer. The benefits provided by the Offer, as described in this Offer Doucment, are fully supported by the Board of Directors of Nobel Biocare AB.

The Board therefore unanimously recommends that the shareholders of Nobel Biocare AB accept the Offer.

It is the opinion of the Board of Directors that the description of Nobel Biocare AB contained in the Offer Document provides an accurate and fair view of the Company's position, development, and other matters related thereto.

Gothenburg
27 May 2002

Nobel Biocare AB
The Board of Directors

Section 3

Terms and instructions for the Offer

The Offer to the shareholders of Nobel Biocare AB

On 26 May 2002 the Board of Directors of Nobel Biocare Holding AG decided to make an offer to the shareholders of Nobel Biocare AB to acquire all of the shares of Nobel Biocare AB (the "Shares") in exchange for newly issued shares of Nobel Biocare Holding AG (the "New Shares"). For each Share of Nobel Biocare AB (par value SEK 12.50), one New Share of Nobel Biocare Holding AG (par value CHF 2.00) is offered. No brokerage commissions will be charged for the acceptance of the Offer. As of the date of this Offer Document, Nobel Biocare Holding AG does not own any shares of Nobel Biocare AB. The Offer is made under the terms and conditions described in detail below.

The currently existing 50,000 shares of Nobel Biocare Holding AG are owned by Nobel Biocare Holding Trust. Nobel Biocare Holding AG is a Swiss holding company registered in Zurich that was created for the purpose of executing the Offer.

According to the trust agreement between Nobel Biocare Holding Trust and Nobel Biocare Holding AG, the trust's ownership of shares of Nobel Biocare Holding AG will cease upon completion of the Offer.

Conditions for the Offer

The Offer is subject to the following terms and conditions being fulfilled or where appropriate waived by Nobel Biocare Holding AG:

- *that* the Offer is accepted to such an extent that Nobel Biocare Holding AG, becomes the owner of more than 90 per cent of the total number of shares and votes of Nobel Biocare AB. Nobel Biocare Holding AG nevertheless reserves the right to implement the Offer with less than 90 per cent acceptances provided that the Board of Directors of Nobel Biocare AB has consented thereto.
- *that*, prior to public announcement confirming that the Offer is to be implemented, the acquisition, in Nobel Biocare Holding AG's judgement, is not to be rendered wholly or partly impossible or severly difficult as a result of statutory law or regulation, court rulings, decisions by the authorities or other similar circumstances in Sweden or any other country that have occurred or are expected to occur, or as a result of other circumstances beyond Nobel Biocare Holding AG's control.
- *that* all legal prerequisites for the listing of Nobel Biocare Holding AG's shares on the SWX Swiss Exchange are fulfilled.

Acceptance procedure

Shareholders registered directly with VPC AB, the Swedish Central Securities Depository and Clearing Organisation, ("VPC") who wish to accept the Offer must duly complete and sign the Acceptance Form and send or deliver it to SEB Emissioner to be received not later than 3 p.m. on 18 June 2002 at the following address:

SEB
Skandinaviska Enskilda Banken
Emissioner RB7
106 40 Stockholm
Sweden

The Acceptance Form may also be delivered to any office of SEB or any other bank or brokerage firm for forwarding to SEB Emissioner. The Acceptance Form must be delivered or mailed in ample time prior to the final day of the Acceptance Period so that it is received by SEB Emissioner at the above address no later than 3 p.m. on 18 June 2002.

The Acceptance Form – which will be submitted to VPC-registered shareholders together with this Offer Document – is pre-printed with the name, address, personal ID number or corporate registration number as well as the number of Shares and securities account ("VP-account") number under which the holding of Nobel Biocare AB is registered. The shareholder must check that the information entered on the Acceptance Form is correct.

An incomplete or incorrectly completed Acceptance Form may be rejected.

Shareholders of the Company registered in the name of a trustee or other nominee at a bank or other custodian institution (such shareholders collectively "Beneficial Owners") will not receive this Offer Document or the Acceptance Form. In order for Beneficial Owners to participate in this Offer, they must comply with instructions provided by such trustee or nominee.

Nobel Biocare AB Shares in respect of which the Offer has been accepted shall be delivered to Nobel Biocare Holding AG free from any liens, charges and encumbrances and together with all rights attaching to them at the date of settlement of the Offer or in the future, including the right to all dividends and other distributions declared, made or paid after the date of settlement of the Offer. If the Shares are pledged, the pledgee must sign the Acceptance Form, thus waiving any rights of pledge and other liens.

The New Shares will be created through a share capital increase in Nobel Biocare Holding AG. Shareholders who accept the Offer at the same time instruct and authorise SEB to deliver the tendered Shares to Nobel Biocare Holding AG as a contribution in kind for the issuance of New Shares. The issue price ("*Ausgabebetrag*") for the New Shares will be determined by the Board of Directors of Nobel Biocare Holding AG on the basis of the closing price taking into account any unusual market disruption or any other material decrease in value, if any, of Nobel Biocare's Shares on the Stockholm Stock Exchange on the last day of the Acceptance Period and will be deemed to be fully satisfied by delivery of the tendered Shares in Nobel Biocare AB (see "Section 6 – Legal matters").

Acceptance period

The acceptance period for the Offer runs from 28 May 2002 up to and including 3 p.m. on 18 June 2002 (the "Acceptance Period").

Transfer of shares to blocked account

Upon receipt and registration of the duly completed Acceptance Form, the tendered Shares of Nobel Biocare AB will be transferred to a new, blocked VP-account registered in the name of the shareholder. In connection therewith VPC will send a notice to the shareholder confirming the withdrawal of the Shares from the original VP-account and deposit into the new, blocked VP-account. Such Shares cannot be traded.

Interruption in trading of tendered shares

Once Shares have been placed in the blocked VP-account they cannot be traded. Shareholders who tender their Shares should be aware that they will not be able to trade their Shares until settlement occurs. There will therefore be a period when the accepting shareholders, unless they withdraw their acceptances, will be unable to participate in trading of their Shares during a certain period. Provided an announcement to implement the Offer is made by Nobel Biocare Holding AG on 20 June 2002, the minimum period when shareholders cannot trade their Shares will be from 18 June 2002 until 24 June 2002 when the New Shares start trading on the SWX Swiss Exchange and the Stockholm Stock Exchange.

Announcement of the outcome of the Offer

Nobel Biocare Holding AG intends to announce the outcome of the Offer and whether the conditions have been fulfilled or waived, as the case may be, on or around 20 June 2002. At that time it will be announced whether the Offer will be extended, implemented or withdrawn.

Settlement process

The settlement process will be initiated when Nobel Biocare Holding AG announces that all the conditions of the Offer have been either met or waived and the Offer is to be implemented. Assuming that such announcement is made on 20 June 2002, it is expected that settlement will begin on 21 June 2002 with trading commencing on 24 June 2002 on the SWX Swiss Exchange in Zurich and on the Stockholm Stock Exchange.

The VPC registered Nobel Biocare Holding AG bearer shares (See Section 4 below) will be booked into the accepting shareholders' original VP-account. New Shares held through a trustee or a nominee, will be delivered to the trustee or nominee in accordance with instructions received from each trustee or nominee.

VPC will send notice to the shareholders of the withdrawal of the Nobel Biocare AB Shares from the blocked VP-account and book entry of the VPC registered New Shares into the original VP-account.

If the Shares and New Shares, respectivily are held through a trustee or nominee VPC will send notice to the respective trustee or nominee.

Right to extend the Offer

Nobel Biocare Holding AG reserves the right to extend the Acceptance Period, as well as to postpone the time for settlement.

Right to withdraw acceptances

Shareholders have the right to withdraw acceptances that have been made. To be valid, a written notice of the withdrawal must be received by SEB Emissioner at the address given above before Nobel Biocare Holding AG announces that the terms and conditions of the Offer have been fulfilled or waived or, if the announcement is not made prior to the expiry of the Acceptance Period, no later than 3 p.m. on the final day of the Acceptance Period. If the Offer is being extended subject to either of the conditions precedent not having been met, the right to withdraw acceptances shall apply correspondingly also during the extended Acceptance Period.

Financing

The Offer by Nobel Biocare Holding AG to exchange Shares in Nobel Biocare AB for New Shares in Nobel Biocare Holding AG will be executed by way of a contribution in kind of the tendered Shares for the issuance of New Shares. No guarantees have been received from a third party to meet Nobel Biocare Holding AG's commitment pursuant to the Offer. The compulsory acquisition of any Shares that have not been tendered in the Offer is intended to be financed by way of a share issue out of Nobel Biocare Holding AG's authorised capital which may exclude pre-emptive rights of shareholders and/or by internally generated earnings (see "Section 6 – Share capital and ownership", for more information).

Dividend and voting rights

The New Shares which are issued as a result of the Offer are eligible for all dividends starting as from the financial year 2002. The New Shares give the shareholders the right to vote at Nobel Biocare Holding AG's Annual General Meeting ("AGM") and other rights as from the date of registration of the capital increase in the Commercial Register of Zurich and the subsequent book-entry of the respective shareholding in the respective shareholders' VP-account or custody accounts.

Stock exchange listing

Nobel Biocare Holding AG has applied for listing of its New Shares on the SWX Swiss Exchange and on the A-list of the Stockholm Stock Exchange. Both authorities have given their approval conditional upon the completion of the Offer. Provided that the Offer is implemented and that this is announced no later that 20 June 2002, trading of the New Shares is expected to commence on both exchanges on 24 June 2002.

Following completion of the Offer, Nobel Biocare Holding AG will seek to delist the Nobel Biocare AB shares from the Stockholm Stock Exchange.

Stock Options

1998 Stock Option Program

In 1998, Nobel Biocare AB granted 665,196 options. The options entitle the holders to subscribe for shares in Nobel Biocare AB (the "1998-Options"). 66,418 of the 1998-Options remain unexercised (see further "Section 6 – Share capital and ownership"). The holders of 1998-Options will receive a separate offer, referring to this Offer, to exchange their 1998-Options for options in Nobel Biocare Holding AG. Holders of 1998-Options who have not received information about the terms of such offer, may contact Nobel Biocare AB on +46-31-81 88 00 for such information.

2001 Stock Option Program

In 2001, Nobel Biocare AB issued 1,196,000 options to its wholly owned subsidiary, Nobel Biocare i Göteborg AB. The options entitle the holder to subscribe for new shares in Nobel Biocare AB (the "2001-Options") (see further "Section 6 – Share capital and ownership"). Nobel Biocare i Göteborg AB has granted a right to a limited number of employees in the Group to subscribe for Shares pursuant to the 2001-Options, provided certain conditions are fulfilled (the "Employee Options"). The Company intends to implement an employee option scheme on terms similar to the terms of the Employee Options and to offer, inter alia, the said employees the right to participate in such scheme.

Compulsory acquisition of Nobel Biocare AB shares after completion of the Offer

In the event Nobel Biocare Holding AG acquires more than 90 per cent of the share capital and voting rights of Nobel Biocare AB as a result of the Offer, Nobel Biocare Holding AG intends, through a wholly owned Swedish subsidiary, to make a compulsory acquisition for cash of the remaining outstanding shares of Nobel Biocare AB. In the event of a failure to meet an agreement on the acquisition price, the compulsory acquisition will be made at a price determined by an arbitration tribunal. The compulsory acquisition process is expected to start in January 2003.

Further terms

This Offer and all acceptances thereof shall be governed by and construed in accordance with Swedish law, except to the extent that any mandatory provisions of Swiss law apply.

The instructions and authorities contained in, and terms of, the Acceptance Form constitute part of the terms of this Offer.

Questions

Questions about the settlement of the Offer may be addressed to SEB Emissioner (RB 7), Stockholm.

Section 4

VPC Registered Nobel Biocare Holding AG bearer shares

General

The New Shares will be listed in Sweden and traded on the Stockholm Stock Exchange. Normal procedures for trading will apply. The proposed trading lot is 50 New Shares. In order to enable trading of the New Shares on the Stockholm Stock Exchange, a certain number of New Shares will be VPC registered (i.e. will be registered by VPC in accordance with the Swedish Act (SFS 1998:1479) on Registration of Financial Instruments in a VPC register). Only VPC-registered New Shares will be tradable on the Stockholm Stock Exchange.

Dividends

Payment of dividends on the VPC-registered New Shares will be administered by VPC and paid out to the shareholders that are registered with VPC on the record date. The New Shares are eligible for all dividends starting from the financial year 2002. Dividends on the VPC-registered New Shares will until further notice be converted into SEK.

Trading in VPC registered New Shares

Trading in VPC-registered New Shares will be effected on the Stockholm Stock Exchange in the so-called SAX system. Purchases and sales of VPC-registered New Shares may also be effected through private arrangements outside the Stockholm Stock Exchange.

Transfer of VPC-registered New Shares to Switzerland and the SIS system

Shareholders of Nobel Biocare Holding AG will have the opportunity to make New Shares eligible for trading on the SWX by de-registering their VPC-registered New Shares and booking them into an account with a custodian bank that has a (direct or indirect) link to the SIS system. A handling fee may be charged for such transfer of New Shares. Separate transfer forms, which may be obtained from Nobel Biocare Holding AG or VPC, shall in such cases be used. Shareholders should be aware that, in the case where the New Shares are held in Switzerland and settled in the SIS system, they cannot be sold on the Stockholm Stock Exchange without prior re-registration with VPC.

Information on holders of VPC-registered New Shares

VPC's register of holders of VPC-registered New Shares is not public. However, under the arrangements entered into between the VPC and Nobel Biocare Holding AG, Nobel Biocare Holding AG has the right to obtain information about holders of such New Shares and their holdings. In addition, see "Section 6 – Notification and disclosure of major share holdings".

Information on Nobel Biocare Holding AG

Holders of VPC-registered New Shares will be provided with financial and other information on Nobel Biocare Holding AG in the Swedish language in accordance with regulatory requirements. For New Shares which are registered in the VPC-system in the name of a trustee or nominee, such information will be provided to the trustee or nominee.

Nobel Biocare Holding AG shareholder meetings

Shareholders' meetings will be held in Switzerland (see further "Section 6 – Legal matters"). Nobel Biocare Holding AG will send notices of Annual General Meetings to all shareholders who own New Shares that are registered with the VPC. Shareholders of Nobel Biocare Holding AG who hold their New Shares through VPC will be able to attend shareholders' meetings in respect of such New Shares subject to and in accordance with the Nobel Biocare Holding AG's Articles of Association and Swiss law. Information about the procedure a VPC-registered shareholder needs to follow in order to participate and exercise voting rights at a shareholders meeting, in person or by proxy, will be included with the notice of such meeting.

Following the AGM an informational meeting will be arranged in Sweden.

Section 5

Tax issues

The discussion of tax consequences contained in the Offer Document relates to Swiss and Swedish tax consequences only. All non-Swiss and non-Swedish investors should consult their own tax advisors concerning the federal, state and local tax consequences of accepting the Offer.

Swedish Tax Considerations

The following is a summary of certain tax consequences related to the Offer for the Nobel Biocare AB shareholders who are residents of Sweden for tax purposes, unless otherwise stated. The summary is based on legislation as at the date of this document and is intended to provide general information only. The summary does not cover tax issues in cases where individuals are deemed resident in Sweden due to their personal and financial connections with Sweden or in cases where shares are held as current assets in business operations or by a partnership. Specific tax provisions apply for certain categories of shareholders. The tax treatment for the shareholders depends in part on their particular circumstances. It is recommended that shareholders consult their tax advisors regarding the specific tax consequences relating to the particular circumstances of each shareholder.

Taxation on the exchange of Shares of Nobel Biocare AB for New Shares of Nobel Biocare Holding AG

General information for shareholders in Nobel Biocare AB who are resident in Sweden

An exchange of shares is generally taxed as if the shares are sold. For shareholders of Nobel Biocare AB who accept the Offer and thereby exchange their Shares of Nobel Biocare AB for New Shares of Nobel Biocare Holding AG, a liability for capital gains taxation would arise. However, private individuals will get a tax deferral for the capital gain (see below "Taxation of individuals resident in Sweden – Capital gains taxation"). Other shareholders may opt to apply for a tax deferral (see below "Taxation of Swedish corporations").

Except for private individuals, a capital gain or a capital loss on the exchange of the Nobel Biocare AB Shares will be computed upon acceptance of the Offer. The capital gain or loss is the difference between the fair market value of the New Shares received less a deduction for sales costs on one hand and the acquisition cost of the exchanged Nobel Biocare AB Shares on the other hand. The time of the disposal is deemed to occur when a legally binding agreement exists between the parties, i.e. the shareholder of Nobel Biocare AB and Nobel Biocare Holding AG.

When the capital gain or capital loss is calculated, the acquisition cost for all the Shares of Nobel Biocare AB of the same class and type held by the shareholder will be added together and divided between the Shares held by the shareholder (the so-called average method). Moreover, since the Nobel Biocare AB Shares are listed, the acquisition cost for those Shares may, as an alternative, be determined to 20 per cent of the net sale revenue.

Taxation of private individuals resident in Sweden

Capital gains taxation

A non-optional rollover relief will apply, entitling the shareholder to a tax deferral. On the other hand, capital losses will also be deferred. The rollover provisions imply that the acquisition cost of the Shares of Nobel Biocare AB will be shifted to the New Shares of Nobel Biocare Holding AG. This means that a gain or a loss will be recognised for tax purposes at the time the New Shares of Nobel Biocare Holding AG are disposed of; see below "Swedish taxation on disposal of the New Shares received of Nobel Biocare Holding AG".

In order for the rollover provisions to apply, it is necessary for Nobel Biocare Holding AG to own Shares representing more than 50 per cent of the voting power of Nobel Biocare AB at the end of the calendar year in which the disposal takes place. This requirement will be met provided that the Offer is implemented.

Should an individual who has enjoyed the rollover relief move out of Sweden any deferred amount becomes taxable, i.e. the difference between the fair market value of Nobel Biocare Holding AG New Shares and the acquisition cost of the Nobel Biocare AB Shares at the time of the share-for-share exchange.

Net wealth taxation

The New Shares of Nobel Biocare Holding AG are to be included in the taxable net wealth. The New Shares shall be accounted for at 80 per cent of the quoted value at the end of the calendar year.

For non-married persons, taxable net wealth is wealth in excess of SEK 1.5 million. For spouses, taxable net wealth is wealth in excess of SEK 2 million on a joint basis.

Gifts and inheritance tax

A gift of the New Shares is taxed at 75 per cent of the quoted value of the New Shares at the date of the gift. Inheritance tax would also be computed on the basis of 75 per cent of the quoted value of the inherited New Shares at the time of death.

Taxation of Swedish corporations

Limited liability companies are taxed on all income from business activities – including capital gains – at a rate of 28 per cent, nominally.

A capital loss incurred by a corporate shareholder may only be fully offset against capital gains on shares and other securities that are taxed as shares. A net capital loss on such shares and securities may be carried forward and be offset against capital gains on shares and securities that are taxed as shares without any limitation in time.

If a corporate shareholder who is resident in Sweden and who exchanges the Nobel Biocare AB Shares under the Offer realises a capital gain, a tax deferral for such a gain may be claimed in the tax return.

In order for the deferral provisions to apply, it is necessary for Nobel Biocare Holding AG to own Shares representing more than 50 per cent of the voting power of Nobel Biocare AB at the end of the calendar year in which the disposal takes place. This requirement will be met provided that the Offer is implemented.

Shareholders who wish to defer the tax on the capital gain have to declare the capital gain in their tax returns the year after the exchange and formally request a tax deferral. If a deferral is granted, the capital gain will be determined by the tax authorities in the form of a so-called deferred capital gain amount (*"uppskovsbelopp"*). The deferred amount will be allocated equally to all the New Shares received in Nobel Biocare Holding AG under the Offer (of the same class and type). This applies irrespective of whether the shareholder chooses not to claim tax deferral on all exchanged Shares.

If a deferral is granted, the capital gain will be taxed when the ownership of New Shares is transferred to a new owner or if these New Shares cease to exist. However, a shareholder can, at any time, reverse the deferred amount in full or in part. Further, no capital gains tax will be realised if the New Shares received are transferred to a new owner in connection with a subsequent share exchange that, in turn, qualifies for the tax deferral. See also below "Swedish taxation on disposal of the New Shares received of Nobel Biocare Holding AG".

Taxation Relating to the New Shares received Under the Offer

Swedish taxation on disposal of the New Shares received of Nobel Biocare Holding AG

Private individual shareholders

A capital gain is taxed in the income tax schedule "income from capital" at a flat rate of 30 per cent. If a capital loss is incurred upon the sale of Nobel Biocare Holding AG New Shares, the loss may be fully offset against capital gains on listed shares and other listed securities that are taxed as shares as well as against capital gains on unlisted shares realised in the same year as the loss. 70 per cent of a loss in excess of such gains will be deductible from other income from capital.

Out of the calculated net loss in the income tax schedule "income from capital", 30 per cent of the loss up to SEK 100,000 can be used to reduce the private individual's municipal income tax, state income tax, business income tax and real estate tax. If the net loss is greater than SEK 100,000, only 21 per cent of the excess is available for the reduction. No rollover of capital losses to following years is allowed.

Corporate shareholders

When a shareholder disposes of New Shares received under the Offer, a liability for capital gains taxation will arise. The New Shares in Nobel Biocare Holding AG are considered, for tax purposes, to have been acquired at the fair market value at the time of acquisition. If there has been a deferral as described above, the deferred amount divided between New Shares received under the Offer, will also become payable.

If the seller, after the Offer, acquires shares of the same class and type as the New Shares received under the Offer, a special rule applies according to which subsequent disposals of the New Shares will be deemed to occur in the following order (the so-called average method mentioned above will, however, apply to all New Shares in Nobel Biocare Holding AG):

1. New Shares received in the Offer.
2. New Shares acquired after the Offer.

Future taxation of dividends

For Swedish residents, the gross dividend is taxable in Sweden as income from capital at the rate of 30 per cent for private individuals and as income from business activities at a rate of 28 per cent for corporations.

In general, dividends paid by a Swiss corporation to a Swedish resident shareholder are subject to Swiss withholding tax at a rate of 35 per cent. However, under the double taxation treaty between Sweden and Switzerland, the withholding tax rate is reduced to 15 per cent for portfolio investments held by private individuals and corporations. Further, if a shareholder is a corporation that owns directly at least 25 per cent of the capital of the distributing company, dividends paid to that shareholder are exempt from Swiss withholding tax. In order to enjoy the benefits under the double taxation treaty, a certain procedure applies. For non-Swedish residents, see below "Specific tax issues relating to shareholders outside Sweden".

The final tax withheld in Switzerland can be credited against Swedish income tax. For shareholders that are tax exempt in Sweden and in cases where there is no

Swedish tax on income in the same fiscal year, for instance when a private individual shareholder reports a net loss in the income tax schedule "income from capital", no foreign tax credit can be claimed that year. Instead, subject to certain limitations, the credit may be carried forward and used by the shareholder in any of the three following fiscal years as the case may be.

The Company is currently exploring the possibility of instituting a simplified/collective process for claiming back part of the withholding tax. More information will be provided in adequate time before the next dividend.

There are also rules relating to the deductability of foreign tax.

Specific Tax Issues Relating to Shareholders outside Sweden

The Offer

Generally, the Offer may be accepted by non-residents of Sweden and corporations not domiciled in Sweden without any Swedish tax consequences. These shareholders may, however, be liable for tax in their country of domicile. If a private individual has been a resident in Sweden at any time during the ten calendar years immediately preceding the year of the sale, Sweden has reserved the right to impose tax on a capital gain. A relevant double taxation treaty between Sweden and the holder's present country of domicile may, however, limit this right.

A corporation not domiciled or resident in Sweden may be liable to capital gains taxation in Sweden if the corporation has a permanent establishment in Sweden to which the Shares in Nobel Biocare AB are effectively connected.

Future dividends

In general, dividends paid by a Swiss corporation to a non-Swiss resident shareholder are subject to Swiss withholding tax at a rate of 35 per cent. However, under a relevant double taxation treaty, the withholding tax rate may be reduced. The tax treatment of dividends received will also depend, as the case may be, on the law applicable to the shareholder.

Swiss Tax Considerations

The statements and discussions of certain Swiss taxes set out below are of a general nature. The statements are included for general information only. They do not address every potential tax consequence of an investment in shares under the laws of Switzerland. Potential investors are therefore urged to consult their tax advisers to determine the special tax consequences of the reorganisation, ownership and disposition of the Shares.

Change of Domicile

Tax consequences for the Company

The contribution of Shares of Nobel Biocare AB and the subscription for New Shares are not subject to Swiss stamp tax. This has been confirmed by a tax ruling issued by the Swiss Federal Tax Administration.

Tax consequences for shareholders resident in Switzerland

Swiss shareholders holding New Shares as private property should not be subject to any Swiss federal, cantonal or communal income tax or any withholding tax as a consequence of the Offer. With regard to Swiss federal taxes and withholding tax, this has been confirmed by a tax ruling issued by the Swiss Federal Tax Administration. It is assumed that the cantonal and communal tax authorities will follow the position of the Swiss Federal Tax Administration.

Swiss shareholders holding New Shares as business assets should not be subject to any Swiss federal, cantonal or communal income tax or any withholding tax as a consequence of the Offer, provided that the tax book value of the New Shares is not increased as compared to the former tax book value of the Nobel Biocare AB Shares. With regard to Swiss federal taxes and withholding tax, this has been confirmed by a tax ruling issued by the Swiss Federal Tax Administration. It is assumed that the cantonal and communal tax authorities will follow the position of the Swiss Federal Tax Administration.

An exchange of New Shares (contribution in kind) is not subject to Swiss securities transfer tax (*Umsatzabgabe*) and SWX Swiss Exchange turnover fee (*Börsenumsatzgebühr*).

Ownership of shares

Taxation of Dividends

Distributions of dividends (including distributions in kind, stock dividends and liquidation proceeds) are subject to a 35 per cent Swiss withholding tax. Basically, a tax credit or a refund in the amount of the full Swiss withholding tax is available to Swiss holders of the New Shares who are generally required to include such amounts into their taxable income for federal, cantonal and communal income tax purposes (a tax credit for non-Swiss shareholders depends on the tax laws of their country of residence). Swiss corporations may, under certain conditions, benefit from a participation relief (*Beteiligungsabzug*). Dividends paid out to Swedish residents are subject to taxation in Sweden as well. According to the double taxation treaty between Switzerland and Sweden, shareholders domiciled in Sweden can claim back 20 percent of the paid taxes on dividends which results in an effective Swiss withholding taxation of 15 per cent. Swedish corporations holding a participation of at least 25 per cent of the share capital of the Company are entitled to claim back the full 35 per cent Swiss withholding tax. Other non-Swiss resident shareholders may claim refund of Swiss withholding tax according to the applicable double taxation treaty (if any).

The Company is currently exploring the possibility of instituting a simplified/collective process for claiming back part of the withholding tax. More information will be provided in adequate time before the next dividend.

Net Wealth Tax

Swiss individual shareholders who hold their New Shares as part of their private property are usually subject to cantonal and communal net wealth tax.

Disposition of New Shares

Taxation of Capital Gains

Swiss resident shareholders holding New Shares as their private property will generally not be subject to any Swiss federal, cantonal or communal income taxes on any gain realised upon the sale or other disposition of such New Shares.

Other Swiss resident shareholders including individual shareholders holding New Shares as a business asset are required to include capital gains into their taxable income.

Securities Transfer Tax

A shareholder owning New Shares traded on SWX may have to bear securities transfer tax *(Umsatzabgabe)* if such transfer occurs through or with a Swiss bank or other Swiss securities dealer. Any transfer of New Shares involving a securities dealer as defined by the Swiss Federal Stamp Duty Act, is subject to a Swiss securities transfer tax of 0.15 per cent of the sale proceeds to the extent that no exemption pursuant to the Swiss Federal Stamp Duty Act applies.

Section 6

The new structure

Nobel Biocare has since its listing on the Stockholm Stock Exchange in 1994 experienced a strong growth and is today a world leader in the expanding dental implants industry.

Nobel Biocare has during the last few years developed into an increasingly international group. In 1997 the Group generated 84 per cent of its sales in markets outside the Nordic region, compared to 93 per cent in 2001.

Sales by region 1997


Other 23%
North America 21%
Nordic 16%
Europe 40%

Sales by region 2001


Other 15%
North America 42%
Nordic 7%
Europe 36%

At the year end 2001, the Company had subsidiaries and branches in 26 countries with, in total, over 1,300 employees of which 71 per cent were based outside Sweden.

Employees by region 1997


Other 7%
North America 18%
Nordic 48%
Europe 27%

Employees by region 2001


Other 10%
North America 34%
Nordic 33%
Europe 23%

The shareholder base has also gradually become more international with approximately 13 per cent of the shareholdings remaining in Sweden today.

Shareholdings by region 1997


Foreign 56%
Swedish 44%

Shareholdings by region 2001


Foreign 88%
Swedish 12%

As a result of the Company's development into an increasingly international group, the Board of Directors of the Company has reviewed the Group's legal structure with the aim of optimising it from tax, legal and financial perspectives.

The Board of Directors of the Company has concluded that there are significant benefits to the Company to adopt a new Swiss holding structure that aims at strengthening the Company's competitive position by optimising its tax position and thereby maximising the capital that can be reinvested in the Group, further improving Nobel Biocare's access to international capital markets and further enhancing the liquidity of its shares.

Strengthening Nobel Biocare's competitiveness by optimising its tax position

The establishment of a new holding structure will enable Nobel Biocare to optimise its tax position to levels closer to standards of multinational companies and thereby maximising the capital it can re-invest to grow the company and better exploit the market potential.

Historic tax expenses

The recent strong growth of Nobel Biocare has led to a need for the Group to optimise its tax position. The intragroup flow of products, services, fees and interests has become significant in the Nobel Biocare Group. The income that is generated by this flow is taxed in more than 20 countries at varying rates. In addition to the regular corporate taxes, there are also withholding taxes in some countries.

As a result, Nobel Biocare has had a relatively high tax rate in recent years (see table below "Historic tax expenses"). To a certain degree, this has been due to extraordinary tax expenses incurred (see table below "Adjusted historic tax expenses"). Historically, Nobel Biocare has also, from a tax point of view, benefited from tax-loss carry forwards which are historic losses generated by the Group that have been utilised to offset actual taxes paid (see table below "Current tax"). This has had the effect that cash tax expenses in recent years have been relatively low. The table below shows a breakdown of the tax expenses in 2001, 2000 and 1999.

	Group		
Historic tax expenses (SEK K)	**2001**	**2000**[1]	**1999**[1]
Profit before tax	338,986	247,785	184,355
Current tax	33,828	29,244	14,250
Deferred tax on temporary differences	116,204	84,421	57,450
Total tax expense	**150,032**	**113,665**	**71,700**
Tax rate (%)	44.3	45.9	38.9

1 The Directive No. 9 of the Swedish Financial Accounting Standards Council has been applied to the years 2000 and 1999 retrospectively and therefore the Group's tax expenses for 2000 have increased by SEK 77 M and for 1999 with SEK 28.5 M, compared to what was reported in 2000 and 1999, respectively.

Set out in the table below are the extraordinary and non-recurring tax expenses that have been incurred since 1999.

	Group		
Adjusted historic tax expenses (SEK K)	**2001**	**2000**[1]	**1999**[1]
Profit before tax	338,986	247,785	184,355
Total tax expense	150,032	113,665	71,700
Accruals relating to ongoing tax inspections[2]	–13,013	–6,477	–5,407
Tax losses not included in the basis for deferred tax assets[2]	–9,762	–9,272	–5,513
Adjusted tax expense	**127,257**	**97,916**	**60,780**
Adjusted tax rate (%)	37.5	39.5	33.0

1 The Directive No. 9 of the Swedish Financial Accounting Standards Council has been applied to the years 2000 and 1999 retrospectively and therefore the Group's tax expenses for 2000 have increased by SEK 77 M and for 1999 with SEK 28.5 M, compared to what was reported in 2000 and 1999, respectively.

2 Extraordinary and non-recurring tax expensed.

A large portion of the historic "Deferred tax on temporary differences" has been related to tax-loss carry forwards that have been utilised in the periods concerned. The table below shows the tax-loss carry forwards that have been utilised since 1999 and the resulting annual Current tax savings.

	Group		
Tax-loss carry forwards (SEK K)	**2001**[1]	**2000**	**1999**
Tax-loss carry forwards balance at year end	160,128	566,331	818,518
Tax-loss carry forwards utilised during the year	465,875	275,000	175,000
Current tax savings resulting from tax-loss carry forwards	140,000	77,000	49,000

1 The difference between the recorded Current tax savings resulting from the utilisation of tax-loss carry forwards and the Deferred tax on temporary differences for 2001 relate primarily to deferred tax income for the year.

The amount of tax-loss carry forwards remaining as at 31 December 2001, was approximately SEK 160 M. The remaining tax-loss carry forwards are therefore expected to be utilised during 2002. As a consequence, total tax expenses in the future (as of 2003) are expected to comprise primarily of actual taxes paid (Current tax) whilst "Deferred tax on temporary differences" is expected to be low.

Future tax position

As part of the analysis conducted by Pricewaterhouse-Coopers ("PwC") on behalf of the Board of Directors, a number of jurisdictions were analysed in order to identify the optimal holding structure from the Company's tax perspective. Switzerland has in certain areas a more favourable tax regime for multinational companies than other OECD countries. The creation of a Swiss holding company as the new parent company will enable the Group to take advantage of some of those benefits. This would not be possible with the current legal structure of the Group with a Swedish parent company.

Following the completion of the Offer and the listing in Switzerland and in Stockholm of the New Shares in Nobel Biocare Holding AG, the Board of Directors of Nobel Biocare Holding AG will implement steps to optimise the Group's tax position so that it is more comparable with standards of other multinational companies domiciled in Switzerland.

The expected future average tax rate for the Group as a result of the new tax position depends on the level of the Group's future earnings as well as the split of earnings generated in various countries. Based on the Group's current estimates on future earnings and future split of earnings between different countries, the Board of Directors expects the average Group tax rate to fall to between 20 and 25 per cent as of 2003 as a result of the new holding structure.

The lower future average Group tax rate is primarily obtained through minimising the result before tax in various jurisdictions, including Sweden. This is achieved by optimising the Company's intra-group debt financing, whereby the tax as a result of intra-group interest is minimised. The savings generated as a result of the Group's new tax position will be re-invested in the Company to further strengthen its growth and to allow it to better exploit the market potential. The new tax position is expected to be implemented in 2003.

As part of optimising the Group's tax position and in order to align the Group's legal structure with that of standards of other multinational companies, the Company will create, subsequently to the Offer, a wholly owned finance company that will be used primarily for intra-group financing and possibly also for currency management, hedging and other cash management activities. There are no current plans to use this finance company for any external financing.

Financial objectives

The financial objectives of Nobel Biocare that have recently been communicated by the management will not be affected by the Offer.

Legal structure

Nobel Biocare has currently 24 wholly-owned subsidiaries and an associated company, Entific Medical Systems AB, of which it owns 39.8 per cent.

Current legal structure


Shareholders
Nobel Biocare AB
100%
40%
Swedish and foreign subsidiaries
Entific Medical Systems AB

Following completion of the Offer, Nobel Biocare Holding AG will become the parent company of the Nobel Biocare Group. The former parent company Nobel Biocare AB will become a subsidiary of Nobel Biocare Holding AG. The existing wholly-owned subsidiaries and branches of Nobel Biocare AB will not be affected by the Offer, and will continue to be owned by Nobel Biocare AB upon completion of the Offer, as will the shares of Entific Medical Systems AB. A separate Swedish holding company has been created to execute a compulsory acquisition procedure of any shares that have not been tendered as part of the Offer.

Subsequent to the completion of the Offer, the ownership of Nobel Biocare AB will be transferred to the Swedish Holding company which then will commence the compulsory acquisition procedure of any remaining Shares that have not been tendered as part of the Offer.

Anticipated legal structure after completion of the Offer[1]


Shareholders
Nobel Biocare Holding AG
100%
100%
Finance company
Swedish Holding AB
100%
Nobel Biocare AB
100%
40%
Swedish and foreign subsidiaries
Entific Medical Systems AB

1 The future legal structure may include additonal legal entities not shown above, depending on circumstances at the time. The structure above assumes the compulsory acquisition process, if any, has been completed.

Operational structure

Although the establishment of a new Swiss holding structure will modify the legal structure of Nobel Biocare, it will not change the operations of Nobel Biocare or imply any change to its employees. All current operational headquarter functions, including the research department, will remain in Gothenburg. The production centres in Sweden and the United States will not be affected by the new holding structure. A detailed description of the Group's operations can be found in "Section 7: Nobel Biocare – business description".

Certain new functions that relate directly to the holding company will be located in Switzerland.

Foreign exchange policy

Of the Group's total sales, approximately 95 per cent are generated in markets outside of Sweden. As most sales are generated in foreign currencies, Nobel Biocare is exposed to the exchange rates of a large number of currencies. The forecasts for incoming and outgoing net payments in foreign currencies are hedged in accordance with an approved foreign exchange policy. Forward agreements are continuously made for 50–100 per cent of these flows for the following 12 months with a possibility of hedging the succeeding additional 12 months forecasted net payments. There are no current plans to alter the Group's foreign exchange policy as a result of the Offer. Periodic reviews are undertaken to ensure that the most efficient policy is in place at any one time. As circumstances change the foreign exchange policy will naturally be reviewed.

The following table shows how the value of the anticipated flow to Sweden of the most important currencies is affected by a general 10 per cent weakening or strengthening of the Swedish krona. As the table shows, the Company's sensitivity to movement of the krona in relation to the EUR is far higher than that in relation to the USD.

Currency	Per cent unsecured	Currency rate 31 December 2001	+/- 10 per cent SEK M
EUR	34%	9.42	15.7
USD	21%	10.67	5.6
JPY	45%	0.0813	3.7
GBP	10%	15.48	0.3
CAD	5%	6.69	0.1
AUD	41%	5.4	1.4
HKD	31%	1.37	0.5
DKK	25%	1.27	0.3

Source: Nobel Biocare AB

Sensitivity analysis

Payroll expenses

Salaries, other remuneration and payroll overheads constitute Nobel Biocare's largest item of expenditure and correspond to around 29 per cent of net sales. All things being equal, a one per cent increase in average payroll expenses per employee negatively affects Nobel Biocare's operating income by 2.1 per cent, based on payroll expenses for 2001.

Input goods

The "cost of goods sold" represents the second largest item of Nobel Biocare's expenditure. The item is largely made up of the cost of producing and purchasing finished and semi-finished products, plus the purchase of input goods such as titanium, gold, ceramic powder and packaging material. None of these individual items are, however, so large as to represent a significant risk in terms of changes in price and cost.

For other sensitivities and risk factors please see "Section 8 – Risk factors".

Accounting and financial reporting

The future financial reporting will maintain the same standards of the Company as today in terms of transparency and level of information.

No material changes in the financial position are expected as a result of the Offer. On a consolidated basis the Group's balance sheet as of 31 December 2001 would not have changed materially if the transaction had been completed at the start of the 2001 fiscal year.

Potential differences between IAS and Swedish GAAP

As of today, Nobel Biocare's accounting and valuation principles comply with Swedish GAAP, which in most aspects are in line with IAS. However, as a consequence of the proposed new Swiss holding structure, Nobel Biocare will prepare its financial statements for the full year 2002 according to IAS. The half year interim and third quarter financial statements will be prepared according to Swedish GAAP with a reconciliation to IAS with comparative figures for the corresponding periods of 2001 (including reconciliation to IAS). In accordance with the latest Swedish accounting recommendations, the interim reports will be prepared applying IAS 22, IAS 36, IAS 37 and IAS 38.

The following is a summary of those areas where potential adjustments and increased disclosure may be required to Nobel Biocare's financial statements to ensure compliance with IAS.

- Compliance with IAS 39 Financial Instruments: Recognition and Measurement will require all derivative financial instruments to be recognised in the balance sheet at fair value. All gains and losses on remeasurement of derivatives will be required to be recognised in the income statement immediately. Derivatives are currently not recognised in the balance sheet therefore compliance with IAS 39 will increase financial statement volatility. The income statement volatility will be less significant if hedge accounting is applied.
- Under IAS 19 Employee Benefits all pension plans will need to be classified as defined contribution plans or defined benefit plans. The rules about defined benefit plans in IAS 19 may result in additional liabilities being recognised in the balance sheet and increased volatility in the income statement from the recognition of actuarial gains or losses. Using the "corridor" approach will reduce this income statement volatility as it allows delayed recognition of actuarial gains and losses.
- Strict requirements for recognising impairment losses under IAS 36, Impairment of Assets, may result in additional impairment losses being recognised or earlier recognition of impairment losses.

- Compliance with IAS 38, Intangible Assets, will require the costs of development activities to be recognised as an asset when certain criteria are met. These costs are currently expensed as incurred.
- All realised and unrealised exchange gains and losses on monetary items are required to be reported in the income statement in the period in which they arise under IAS 21, The Effects of Changes in Foreign Exchange Rates, whereas certain monetary items are currently accounted for at the contract rates.
- Strict requirements for recognising provisions under IAS may result in certain provisions currently recognised needing to be reversed.

The disclosures required under IAS are more extensive than the disclosures currently required under Swedish GAAP. This will lead to greater transparency of the financial statements. For example, Nobel Biocare is currently investigating how, as per IAS 14, it will increase the level of disclosure relating to the geographic breakdown of its operations.

Legal matters

Changes in shareholders rights

Shareholders who accept the Offer will become shareholders of Nobel Biocare Holding AG. Nobel Biocare Holding AG is a Swiss company limited by shares (*"Aktiengesellschaft"*). The rights of the shareholders of Nobel Biocare Holding AG will thus be governed by Swiss law, including the Swiss Code of Obligations, the Swiss Stock Exchange Act and the Company's Articles of Association. This section highlights the main implications for the shareholders of the Company as a consequence of accepting the Offer. For a more extensive summary on the differences between Swedish and Swiss regulations, see Appendix C.

Shares

The ownership of shares in Nobel Biocare AB is evidenced by the register held with VPC. The ownership of New Shares of Nobel Biocare Holding AG that will be listed in Switzerland will be evidenced by a confirmation (e.g. safe custody account statement) by a custodian bank showing the number of New Shares held by the respective shareholder through a custody account with such custodian bank (or similar institution). The ownership of VPC-registered New Shares on the Stockholm Stock Exchange will, as with the Shares of Nobel Biocare AB, be evidenced by the register held with VPC.

Meetings of the shareholders

Meetings of the shareholders of Nobel Biocare Holding AG will be held in Switzerland. To keep the shareholders resident in Sweden well informed, Nobel Biocare Holding AG intends to hold information meetings in Sweden in connection with the meetings of the shareholders. Shareholders' meetings of Nobel Biocare Holding AG are convened by a public accouncement at least 20 days prior to such meeting.

Invitations to attend the meetings of the shareholders of Nobel Biocare Holding AG will be published in the Swiss Official Gazette of Commerce and, for the purposes of the VPC-registered New Shares, in at least one leading Swedish daily newspaper. Nobel Biocare Holding AG will also send notices of Annual General Meetings to all shareholders who own VPC-registered New Shares.

Right to attend meetings of the shareholders and voting rights

Historically, the right to participate in meetings of the shareholders of Nobel Biocare AB vested in shareholders who were registered as shareholders in the Company's share register on the 10th day prior to the shareholders' meeting.

Shareholders of Nobel Biocare Holding AG wishing to attend a shareholders' meeting who do not own New Shares registered with the VPC will have to give evidence of their ownership. As a rule this will be done by way of presenting a written confirmation from the custodian bank (or similar depositary institution) stating that the New Shares are held in deposit for the account of the respective shareholder and will remain blocked until the date of the shareholders' meeting. Information about the procedure a VPC-registered shareholder needs to follow in order to participate and exercise voting rights at a shareholders meeting, in person or by proxy, will be included with the notice of such meeting.

Entitlement to dividends

The distribution of dividends requires the approval by the shareholders' meeting. In addition the statutory auditors have to confirm that the proposed dividend complies with Swiss law and the Articles of Association. Dividends resolved are paid immediately thereafter or as per the due date that may be stated in the approving shareholders' resolution. The currency of the Nobel Biocare Holding AG dividends, if any, will be Swiss Francs. Dividends on the VPC-registered New Shares will until further notice be converted into SEK.

Articles of Association

As a consequence also of the fact that Nobel Biocare Holding AG will be a holding company, its Articles of Association (see Appendix A) vary to some extent from the Articles of Association of Nobel Biocare AB (see Appendix B). The Articles of Association of Nobel Biocare AB will not change as a result of it becoming a subsidiary of Nobel Biocare Holding AG. Nobel Biocare AB will therefore continue to operate in a manner similar to prior to the completion of the Offer.

As Nobel Biocare Holding AG currently is a non-operating company set up for the purpose of acquiring the shares in Nobel Biocare AB, its current capital structure differs from the capital structure of Nobel Biocare AB. However, after the Offer has been fully implemented the capital structure of Nobel Biocare Holding AG (i.e. the aggregate nominal amount of the ordinary issued, the authorised and the conditional share capital) will in essence be the same as that of Nobel Biocare AB, subject to certain technical differences that for example relate to existing outstanding options that need to be resolved in two different legal systems and certain other differences due to different legal systems.

Board of Directors

The Board of Directors of Nobel Biocare Holding AG will be the same as the current Board of Directors of Nobel Biocare AB except that Nobel Biocare Holding AG will not have any union representatives on its Board of Directors. The union representatives will, however, be allowed to attend meetings of the Board of Directors of Nobel Biocare Holding AG as observers.

As a rule, the board of directors of a Swiss Company must consist of a majority of Swiss nationals resident in Switzerland. However, persuant to a decision of 22 April 2002, the Swiss Federal Office of Justice has exempted Nobel Biocare Holding AG from this requirement, provided that at least one director authorised to represent the Company is resident in Switzerland.

Share capital and ownership

Nobel Biocare AB

On 31 December 2001, Nobel Biocare AB had a share capital of SEK 316,936,250, divided into 25,354,900 Shares, each with a nominal value of SEK 12.50. All Shares have equal rights and each Share represents one vote.

The share capital has developed as follows during the years 1997 to 2001. All data relates to 31 December of each respective year.

Year	Number of shares	Share capital
1997	18,950,500	236,881,250.00
1998	24,764,579	309,557,237.50
1999	24,922,934	311,536,675.00
2000	25,155,086	314,438,575.00
2001	25,354,900	316,936,250.00

In 2002, with special permission from the Company, 20,000 options issued as part of the 2001-Options were exercised. As a result, the share capital increased to SEK 317,186,250 divided into 25,374,900 Shares. Accordingly, the number of 2001-Options outstanding decreased by 20,000 to 1,176,000.

Other changes are due to the acquisition in 1998 of the US company, Steri-Oss, Inc. ("Steri-Oss"), which was structured as a contribution in kind, where the former owners of shares in Steri-Oss received newly issued Shares of Nobel Biocare AB in exchange for their shares in Steri-Oss. This resulted in an increase of the number of issued Shares by 5,805,622. Former owners of stock options in Steri-Oss were simultaneously granted options in Nobel Biocare AB in exchange for their Steri-Oss options. The 1998-Options give the holder the right to subscribe for one new Share in Nobel Biocare AB. The 1998-Options were divided into three series, with strike prices varying from SEK 12.50 to SEK 36.87 and validity periods extending into 2007/2008. 8,457 1998-Options, were exercised in 1998 and, together with the 5,805,622 new Shares, they account for the increase in the number of shares during 1998. The changes during 1999, 2000 and 2001 were caused by the exercise of a further 590,321 of these options and the issuance of Shares pursuant thereto. As of 31 December 2001, 66,418 of the 1998-Options issued in 1998 remained unexercised. The dilution effect of the options issued as part of the Steri-Oss acquisition that are still outstanding therefore amounts to less than one per cent (0.26 per cent).

In 2001, Nobel Biocare AB instituted an employee stock option program (the "Employee Options"). The program is based on 2001-Options, held by a wholly owned subsidiary of Nobel Biocare AB, Nobel Biocare i Göteborg AB. At the 2001 AGM of Nobel Biocare AB a debenture with attached 2001-Options was issued to Nobel Biocare i Göteborg AB, which in turn undertook to grant the options to approximately 125 key employees of Nobel Biocare AB. The allocation of the Employee Options is made under a three year program. The total number of Employee Options available is 1,176,000, of which 265,333 were allocated during 2001. The dilution effect of the Employee Options, via underlying 2001-Options, is at most 4.64 per cent. The Employee Options can be exercised at the earliest on 1 July 2003. The strike price for these options is SEK 392. The Employee Options become void if the holder leaves his employment with the Group before vesting. The number of outstanding Shares fully diluted amount to 26,617,318, assuming that all of the 1998-Options and all of the 2001-Options are exercised. This corresponds to a total dilution of 4.90 per cent.

There are no restrictions on voting rights or rights to receive dividends pertaining to the Nobel Biocare AB share. There are no convertible bonds or other share related instruments outstanding except the options described above. The shareholders at the AGM did not authorise the Company to issue any such instrument or Shares. There are no pre-emptive clauses in the Articles of Association of Nobel Biocare AB. Nobel Biocare AB holds no treasury shares and the AGM has not authorised the Board of Directors of Nobel Biocare AB to repurchase Shares in Nobel Biocare AB. Nobel Biocare AB holds 50,000 over-the-counter call options for the Nobel Biocare AB Shares, issued by a Swiss bank to be allocated to consultants to the Company. These call options have no diluting effect.

The Nobel Biocare AB Shares have been listed on the Stockholm Stock Exchange since 1994 and are traded on the A-list.

The ten largest shareholders (28 December 2001) were:

Shareholders	Number of shares	Per cent of share capital
BB Medtech	3,227,733	12.7
Fidelity Funds	2,986,300	11.8
Metalor SA	1,600,000	7.5
Robur Fonder	776,100	3.1
Alecta	452,657	1.8
Thomke, Ernst	400,000	1.6
Canepa, Heliane	314,154	1.2
Svenskt Näringsliv	260,000	1.0
Första AP-fonden	237,648	0.9
Nordea Invest	144,700	0.6
Total, 10 largest	10,399,292	42.2

Source: VPC, Nobel Biocare AB

The total number of shareholders (28 December 2001) was 7,054 and the market capitalisation (28 December 2001) SEK 11,090 million.

Nobel Biocare today has approximately 7,000 shareholders. Approximately 22 per cent of these own between 1 and 49 Shares. About 95 per cent of the shareholders own between 1 and 1,000 Shares representing in total approximately 2.8 per cent of the share capital in Nobel Biocare AB.

Nobel Biocare AB's Articles of Association are attached as Appendix B.

Nobel Biocare Holding AG

The share capital of Nobel Biocare Holding AG will upon completion of the Offer by and large reflect the present capital structure of Nobel Biocare AB. Upon completion of the Offer, Nobel Biocare Holding AG's share capital will consist of ordinary issued share capital, authorised capital (*Genehmigtes Kapital*) and conditional capital (*Bedingtes Kapital*).

Ordinary share capital

Currently, the ordinary capital of Nobel Biocare Holding AG amounts to CHF 100,000 divided into 50,000 bearer shares with a nominal value of CHF 2.00 each, fully paid-up. These New Shares are currently held by Nobel Biocare Holding Trust.

On 14 May 2002, at an extraordinary shareholders meeting of Nobel Biocare Holding AG shareholders decided to increase the ordinary share capital of Nobel Biocare Holding AG by up to 25,391,318 New Shares for the purpose, and subject to the implementation, of the Offer (see Appendix D). After it has been announced that the Offer will be implemented, Nobel Biocare Holding AG will complete the share capital increase and issue the same amount of New Shares as the number of Nobel Biocare AB Shares tendered in the Offer and transferred to Nobel Biocare Holding AG by way of a contribution in kind (minus 50,000 Shares which are currently held by Nobel Biocare Holding Trust). The New Shares will be subscribed for by SEB as commission agent acting in its own name but for the account of Nobel Biocare AB shareholders who accepted the Offer (see "Section 3 – Acceptance procedure").

Authorised share capital

On 14 May 2002, at an extraordinary shareholders meeting of Nobel Biocare Holding AG, shareholders further decided to create, subject to implementation of this Offer, authorised capital (*Genehmigtes Kapital*) equal to the number of Nobel Biocare AB shares not tendered under the Offer multiplied by a nominal value of CHF 2.00 per New Share (see Appendix D). Subject to the maximum of Nobel Biocare Holding AG's authorised capital, the Board of Directors of Nobel Biocare Holding AG will be authorised to issue additional New Shares in Nobel Biocare Holding AG for the purpose of funding the acquisition of remaining outstanding Shares that have not been tendered in the Offer. In this regard, the Board of Directors of Nobel Biocare Holding AG may exclude pre-emptive rights of shareholders if such New Shares are to be used (1) for the full or partial, direct or indirect takeover of Nobel Biocare AB (including any successor company) through the exchange of shares or (2) for financing or re-financing the full or partial, direct or indirect acquisition of Nobel Biocare AB (including any successor company) or (3) for participation of employees and officers of the Company and/or Group companies. New Shares for which rights to subscribe in priority exist but are not exercised shall be sold by Nobel Biocare Holding AG at market conditions.

Conditional capital

On 14 May 2002, at an extraordinary shareholders meeting of Nobel Biocare Holding AG, shareholders also decided to create, subject to the implementation of this Offer conditional capital (*Bedingtes Kapital*) equal to CHF 2.00 multiplied by the number of 1998-Options and 2001-Options outstanding as of the date of completion of the share capital increase (see Appendix D). This conditional share capital is for the issuance of shares upon the exercise of option rights which are granted to employees and officers of Nobel Biocare Holding AG and/or other Group entities including the 1998-Options and 2001-Options or options Nobel Biocare Holding AG may issue on conversion thereof. In this connection, pre-emptive rights of shareholders will be excluded.

Today Nobel Biocare AB has 66,418 issued, non-exercised 1998-Options, which are vested and can be exercised at any time. To the extent these options are not exercised, a respective number of New Shares will be included as part of the 1998-Options in the conditional capital. If the options are exercised, they will be reflected in the authorised or ordinary capital depending on whether the Shares have been tendered under this Offer.

Nobel Biocare AB today has 1,176,000 issued, non-exercised 2001-Options. Some of these have in turn been granted as Employee Options that will not vest until 1 July, 2003. The holders of these Employee Options will be offered to exchange their options into new options for New Shares in Nobel Biocare Holding AG, on materially the same terms and conditions. In order to meet this commitment, Nobel Biocare Holding AG's Articles of Association allow for a conditional capital equivalent to 1,176,000 New Shares.

With the above capital structure, Nobel Biocare Holding AG will have the same number of New Shares (taking into account the ordinary, authorised and conditional capital) as the current number of Shares in Nobel Biocare AB and a maximum dilution equal to the maximum dilution of Nobel Biocare AB today. The ownership structure may change, due to the fact that those shareholders who do not accept the Offer will be subject to the compulsory acquisition procedure and the corresponding number of New Shares will be sold to new investors. The change in ownership cannot exceed 10 per cent of the total number of Shares issued and outstanding in Nobel Biocare AB as it is a condition for a compulsory acquisition process that Nobel Biocare Holding AG, through its Swedish subsidiary, owns more than 90 per cent of Shares and votes in Nobel Biocare AB.

Assuming that the Offer is implemented with the acceptance of 100 per cent of all issued Shares and that none of the 1998-Options and the 2001-Options are exercised during the Offer, upon completion of the Offer Nobel Biocare Holding AG will have the following share capital structure:

a) Ordinary issued share capital: CHF 50,749,800 divided into 25,374,900 bearer shares with a nominal value of CHF 2 each

b) Conditional capital: CHF 2,484,836 divided into 1,242,418 bearer shares with a nominal value of CHF 2 each

The share capital structure above also applies following the completion of the compulsory acquisition process, as at such time any authorised capital created at the date of settlement of the Offer will have been issued.

See also the respective explanatory footnotes 2 through 7 in Articles of Association set out in Appendix A as well as Appendix D.

Information on Nobel Biocare Holding AG's bearer shares

The New Shares will be bearer shares (Inhaberaktien) of a nominal value of CHF 2.00 each. At the time of settlement of the Offer, the New Shares will be fully paid up and validly issued. Each New Share will carry one vote at the shareholders meeting. Voting rights may be exercised only after showing evidence of the ownership of a New Share (see "Shareholders' Meetings" below.)

All New Shares carry equal voting and dividend rights.

The New Shares that are listed on SWX will be accepted for clearance through SIS. Transfer of these New Shares are effected through a book-entry system maintained by SIS.

Trading in VPC-registered New Shares on the Stockholm Stock Exchange will be effected through the so-called SAX-system.

Certification

The New Shares will be evidenced by a permanent global share certificate. The permanent global share certificate has been issued and deposited with SIS. The shareholders will be co-owners *(Miteigentümer)* of such global certificate in proportion of their shareholding.

Shareholders shall have no right to request the issue and delivery of individual share certificates. Nobel Biocare Holding AG has the sole discretion to print and deliver share certificates.

Notification and disclosure of major shareholdings

Under the applicable provision of the Swiss Stock Exchange Act, persons who, directly, indirectly or in concert with third parties, acquire or dispose of shares and thereby reach, exceed or fall below the threshold of 5 per cent, 10 per cent, 20 per cent, 33 1/3 per cent, 50 per cent or 66 2/3 per cent of the voting rights of a Swiss listed company must notify the company and the Disclosure Office *(Offenlegungsstelle)* of SWX of such acquisition or disposal in writing within four trading days, whether or not the voting rights can be exercised. Following receipt of such notification, the company must inform the public within two trading days.

An additional disclosure obligation exists under Swiss company law pursuant to which a company must disclose the identity and size of shareholdings of all its shareholders and shareholder groups acting in concert who hold more than 5 per cent of its voting rights. This disclosure must be made once a year in the notes to the financial statements as published in the company's annual report.

Dividend policy

The dividend payments of Nobel Biocare AB concerning the last three years are shown below.

The Company's dividend policy reflects the Group's long-term financial objectives. The aim of Nobel Biocare Holding AG is that the dividend should be one-third of the result after tax. Dividends paid by Nobel Biocare AB:

Year	Amount in SEK per Share
2001	3.00
2000	2.40
1999	2.00

Shareholders' meetings

Under Swiss law, the annual, ordinary shareholders' meeting must be held within six months after the end of a company's financial year. Shareholders' meetings are convened by the Board of Directors of Nobel Biocare Holding AG or, if necessary, by the Company's statutory auditors. The Board of Directors of Nobel Biocare Holding AG is further required to convene an extraordinary shareholders' meeting if so resolved at a shareholders' meeting or if requested by shareholders holding in aggregate at least 10 per cent of the nominal share capital of the Company. Shareholders holding New Shares with a nominal value of at least CHF 1.0 million have the right to request that a specific proposal be put on the agenda and voted upon at the following shareholders' meeting.

A shareholders' meeting is convened by publishing an invitation containing, inter alia, the date, time and location of the shareholders' meeting as well as the agenda in the Swiss Official Gazette of Commerce *(Schweizerisches Handelsamtsblatt)* at least 20 days prior to such meeting. For the benefit of the shareholders of VPC registered New Shares a corresponding annoncement will be made in Sweden.

There is no provision in the Articles of Association of Nobel Biocare Holding AG requiring a presence quorum for shareholders' meetings.

Resolutions generally require the approval of the absolute majority of the shares and votes validly represented at the shareholders' meeting (i.e. abstentions from the shares represented at the meeting having the effect of votes against the resolution). Shareholders' resolutions requiring a vote by such absolute majority include amendments to the Articles of Association, except than in the case as set forth below, elections of the directors and statutory auditors, approval of the annual report and the annual group accounts determining the use of profit shown in the balance sheet and setting the annual dividend, if any, decisions to discharge the directors and management from liability for matters disclosed to the shareholders' meeting and the ordering of an independent investigation into specific matters proposed at the shareholders' meeting *(Sonderprüfung)*.

A resolution passed at a shareholders' meeting with a qualified majority *(qualifiziertes Mehr)* of at least two-thirds of the New Shares represented at such meeting and the absolute majority of the par value of New Shares represented at such meetings is required by law for: (i) changes to Nobel Biocare Holding AG business purpose; (ii) the creation of New Shares with privileged voting rights; (iii) restrictions on the transferability of registered New Shares, but not the removal of such restrictions; (iv) an increase in authorized or conditional share capital of Nobel Biocare Holding AG; (v) an increase in the Nobel Biocare Holding AG share capital out of equity *(Kapitalerhöhung aus Reserven)*, by contribution in kind *(Sacheinlage)*, by the acquisition of assets *(Sachübernahme)* or involving the grant of special benefits; (vi) the restriction or elimination of pre-emptive rights of shareholders; (vii) a relocation of the registered office; or (viii) the dissolution of Nobel Biocare Holding AG other than by way of liquidation (for example, by way of a merger); (ix) the conversion of global share certificates into individual share certificates; or (x) the conversion of bearer shares into registered shares. In addition, the introduction or abolition of any provision in the Articles of Association introducing a qualified-majority must be resolved in accordance with such qualified majority voting requirements.

At the shareholders' meetings, shareholders can be represented by a proxy (who need not be a shareholder), a proxy appointed by Nobel Biocare Holding AG, an independent representative nominated by Nobel Biocare Holding AG, or a bank or other depositary institution. Votes are taken on a show of hands unless the chairman on a simple majority of the share votes requests a secret ballot.

Certain rights under Swiss law

Pre-emptive rights

Under Swiss law, any issuance of shares, whether for cash or for non-cash consideration, is subject to the prior approval of the shareholders. Shareholders of Nobel Biocare Holding AG have pre-emptive rights to subscribe for New Shares to be issued, bonds with warrants *(Optionsanleihe)* or convertible bonds *(Wandelanleihe)* in proportion to the nominal amount of New Shares held. In accordance with Swiss law and the Articles of Association pre-emptive rights of shareholders may be excluded or limited for good cause by a resolution of a shareholders' meeting passed by a qualified majority of shareholders at a shareholders meeting (see Shareholders' meeting). Upon approval by the shareholders, pre-emptive rights regarding any authorised or conditional capital increase of Nobel Biocare Holding AG may be excluded or limited. Pre-emptive rights of shareholders have been excluded in respect of the conditional capital described above (see above). In addition, in respect of the authorised capital, the Board of Directors of Nobel Biocare Holding AG has been authorised to exclude pre-emptive rights of existing shareholders under certain conditions (see above).

Borrowing powers

Neither Swiss law nor the Articles of Association restrict in any way the Company's power to borrow and to raise funds. The decision to borrow funds is passed by or under the direction of the Board of Directors of Nobel Biocare Holding AG; a shareholders' resolution is not required.

Conflicts of interest

Swiss law does not have a general provision regarding conflicts of interest. However, the Swiss Code of Obligations requires directors and members of the executive management of the Group to safeguard the interests of the Company and, in this connection, imposes a duty of care and a duty of loyalty on directors and officers. This rule is generally understood as disqualifying directors and senior officers from participating in decisions that directly affect them. The breach of these provisions results in the personal liability of the directors and officers of the Company. In addition, Swiss law contains a provision under which payments made to a shareholder or a director or any persons associated with them, other than at arm's length, must be repaid to the Company if the recipient of such payment was acting in bad faith.

Treasury shares and repurchase of shares

Swiss law as a rule limits the number of its own New Shares that the Company may hold to 10 per cent of the nominal share capital of the Company. Furthermore, the Company must create a special reserve on its balance sheet in the amount of the purchase price of the acquired New Shares. The Company may only repurchase New Shares if it has sufficient freely distributable reserves to pay for the purchase price. Selective share repurchases are only permitted under certain circumstances; in particular, repurchases of listed shares are subject to certain restrictions promulgated by the Swiss Takeover Board, the regulatory body for tender offers in Switzerland.

New Shares held by the Group do not carry any rights to vote at the shareholders' meeting, but are in principle entitled to the economic benefits applicable to the New Shares.

Mandatory offer rules

Once the New Shares of the Company are listed on the SWX Swiss Exchange, the Company will be subject to art. 32 of the Federal Act on Stock Exchanges and Securities Trading of 24 March, 1995 ("SESTA") which reads as follows:

Art. 32: Obligations to make an offer

"Whosoever, directly, or indirectly or acting in concert with third parties, acquires equity securities which, added to equity securities already owned, exceed the threshold of 33 1/3 per cent of the voting rights of an offeree company (whether or not such rights may be exercised) shall be under an obligation to make an offer to acquire all listed equity securities of the company. An offeree company may raise this threshold in its Articles of Association to 49 per cent of the voting rights."

According to SESTA and the Articles of Association for Nobel Biocare Holding AG the relevant threshold for mandatory offers is 33 1/3 per cent.

Notices and information to shareholders

As long as the New Shares are listed on the SWX, copies of all notices to shareholders will be published in the Swiss Official Gazette of Commerce and in a newspaper of general circulation in Switzerland. A corresponding annoncement will be made in Sweden. The Board of Directors of Nobel Biocare Holding AG is authorised to employ additional publication instruments.

In addition, for as long as the New Shares are listed on the SWX, copies of the consolidated annual and semi-annual reports may be requested in writing from the registered office of the Company.

Listing and listing agent

Nobel Biocare Holding AG has applied for a listing of the New Shares on the Main Board of the SWX and the first trading day expected to be on 24 June 2002. The New Shares will be tradable on the A-list of the Stockholm Stock Exchange as shares registered with the VPC as of the same date.

UBS Warburg, a business group of UBS AG, is acting as listing agent in Switzerland.

Board of Directors, senior executives and auditors

Board of Directors of Nobel Biocare Holding AG

The Board of Directors of Nobel Biocare Holding AG will be the same as the current Board of Directors of Nobel Biocare AB except that Nobel Biocare Holding AG will not have any union representatives on its Board of Directors. The union representatives will, however, be allowed to attend meetings of the Board of Directors of Nobel Biocare Holding AG as observers.

Pursuant to Article 708 of the Swiss Code of Obligations, the Board of Directors of Nobel Biocare Holding AG must consist of a majority of Swiss national and resident persons. However, by decision of 22 April 2002 the Company has been exempted from this requirement provided that it shall at all times have at least one Swiss resident director having authority to represent the Company.

Article 11 of the Articles of Association of Nobel Biocare Holding AG states that its Board of Directors shall consist of a minimum of 4 and a maximum of 9 members. The current members of the Board of Directors of Nobel Biocare Holding AG are:

Name	Position	Elected	Nationality	Shares[1]	Options[2]
Ernst Thomke	Chairman	2002	Swiss	350,000	50,000
Jan Ekberg	Member	2002	Swedish	–	10,000
Hans-Jörg Graf	Member	2002	Swiss	294,762	100,000
Jan Kvarnström	Member	2002	Swedish	1,000	10,000
Ernst Zaengerle	Member	2002	Swiss	–	30,000

1 Shares in Nobel Biocare AB.

2 These options relate to Nobel Biocare AB Shares. The numbers shown indicate the number of shares the holders have a right to acquire upon exercise of the underlying options. They were not issued by the Company and do not have a dilutive effect. They are shown here for information only.

Principal activities of the Board of Directors besides those of Nobel Biocare Holding AG:

Ernst Thomke (b 1939)
BB Biotech AG, Chairman of the Board
BB Medtech AG, Chairman of the Board
Metalor SA, Chairman of the Board
Phonak AG, Member of the Board
Elected to the Board of Directors of Nobel Biocare AB in 2000

Jan Ekberg (b 1936)
Bong Ljungdahl AB, Chairman of the Board
Christianova AB, Chairman of the Board
Handelsbanken Region Syd, Chairman of the Board
Doxa AB, Chairman of the Board
Medhelp AB, Member of the Board
Malmberg Water AB, Member of the Board
Volvo Aero AB, Member of the Board
Elected to the Board of Directors of Nobel Biocare AB in 1993

Hans-Jörg Graf (b 1950)
Bank am Bellevue, Member of the Board
Bellevue Asset Management, Member of the Board
Elected to the Board of Directors of Nobel Biocare AB in 2002

Jan Kvarnström (b 1948)
Castellum AB, Chairman of the Board
Biora AB, Member of the Board
Doxa AB, Member of the Board
GEVEKO BV, Member of the Board
Posten AB, Member of the Board
Swedcarrier AB, Vice-chairman of the Board
Teraklin AG, Member of the Board
Elected to the Board of Directors of Nobel Biocare AB in 1995

Ernst Zaengerle (b 1948)
No other board engagements
Elected to the Board of Directors of Nobel Biocare AB in 2001

Board of Directors of Nobel Biocare AB

The Board of Directors of Nobel Biocare AB consists of the same Board members of Nobel Biocare Holding AG listed above, plus the following:

Anne-Kristine Wilson (b 1949)
Member of the Board of the SIF Club at Nobel Biocare AB
Elected to the Board of Directors of Nobel Biocare AB in 1995
Shares in Nobel Biocare AB: 174

Åke Andersson (b 1961)
Chairman of the Board of the Metalworkers Club at Nobel Biocare AB
Elected to the Board of Directors of Nobel Biocare AB in 1995
Shares in Nobel Biocare AB: –

Executive Management of the Group

Name	Title	Employed	Shares	Options
Heliane Canepa (b 1948)	President and CEO	2001	300,002	40,000 [1]
Michaela Ahlberg (b 1955)	Head of Legal Affairs	2002	–	7,333
Björn Bergh (b 1952)	Head of Quality and Environmental Assurance	1986	–	333
Martin J. Dymek (b 1956)	President, Nobel Biocare USA, Inc.	1990	16,873	10,000
Lars Enbom (b 1947)	Head of Global Product Management	1993	–	2,666
Michael Girard (b 1951)	Head of Marketing Nobel Biocare USA, Inc.	1997	–	8,000
Robert Gottlander (b 1956)	Head of Global Marketing	1984	2,683	7,666
Jeppe Magnusson (b 1952)	Head of Research & Development	2000	350	10,000
Thomas Nortoft (b 1950)	Head of Business Development	1985	–	7,333
Inge Olausson (b 1957)	Head of Operations	1995	–	10,000
Thomas M. Olsen (b 1957)	Head of Sales in Europe, Australia and Asia	1994	9,046	10,000
Harrieth Sundaeus (b 1956)	Head of Finance and Control	1997	–	2,666

1 These options relate to Nobel Biocare AB Shares. The numbers shown indicate the number of shares the holders have a right to acquire upon exercise of the underlying options. They were not issued by the Company and do not have a dilutive effect. They are shown here for information only.

Number of Shares/Options held by Members of the Board of Directors and Executive Management as of the date of the Offer Document

	Shares	Options	Total	Per cent (only shares)	Per cent (with options)
Board of Directors (excluding President)	645,762	200,000[1]	845,762	2.5	3.2 [1]
Executive Management	328,954	115,997[1]	444,951	1.3	1.7

1 Includes options that do not have a dilutive effect.

Salaries and other remunerations distributed by country and between board members etc. and other employees

	2001		2000		1999	
(SEK K)	Board, president and vice president	Other employees	Board, president and vice president	Other employees	Board, president and vice president	Other employees
Parent company	16,065	144,892	5,609	119,212	4,972	107,724
Subsidiaries outside Sweden	18,658	387,184	16,127	324,118	16,916	309,286
Group total	34,723	532,076	21,736	443,330	21,888	417,010

Remuneration to Members of the Board of Directors and Executive Management

(SEK K)	2001	2000	1999
Board of Directors	1,022	960	850
Executive Management	29,310[1]	16,154	16,734

1 Out of this SEK 8.4 M has been paid to members of the existing Executive Management, while SEK 12.0 M has been paid to and accrued in respect of the former CEO. SEK 2.7 M has been paid to other members of the former Executive Management.

Heliane Canepa, President and CEO, works under a signed contract with Nobel Biocare AB which has been approved by the Board of Directors of the Company. She receives remuneration comprising a fixed monthly salary and a yearly bonus that is based on the results of the Company. Her pension entitlements represent a fixed percentage of her salary. She has a notice period of 6 months that can be prolonged by the Company to one year.

For further information on remuneration of the Board of Directors, Senior Executives and Auditors, please see Note 3 in "Section 10: Financial Statements".

Corporate officer's transactions

To the Group's knowledge, no member of the Board of Directors or the Group's Executive Management has engaged since the incorporation of the Company in transactions with the Company or one of its subsidiaries or related parties thereto (i) that are outside of the normal business activities of the Group, or (ii) which either by their form or essence can be deemed to be out of the ordinary or of material importance to the Group. The Securities Council (Aktiemarknadsnämnden, a self regulatory body for, inter alia, public offers on the Stockholm Stock Exchange) has confirmed that, in view of the purpose of this transaction being re-domiciliation, the fact that directors or Nobel Biocare AB are also directors Nobel Biocare Holding AG, does not call for the Offer to be treated as a management buyout pursuant to the relevant Stockholm Stock Exchange rules.

Loans to corporate officers

The Company has no outstanding loans to directors, executives or employees.

Auditors

Öhrlings PricewaterhouseCoopers was the Company's auditors in 1999. In 2000, 2001 and for 1Q 2002, Ernst & Young acted as auditors. At the AGM on 24 April 2002, KPMG were elected to be the new auditors of the Group.

Section 7

Nobel Biocare – business description

Overview

Nobel Biocare develops, produces, and markets dental implants and IT-based industrialised dental prosthetics. The Company operates two business units: Dental Implants, which makes permanent replacements for lost teeth; and Procera®, which produces dental copings and dental bridges using a unique computer-aided design/computer-aided manufacture (CAD/CAM) based process.

Within the Dental Implants business unit, Nobel Biocare develops, produces and sells the industry's most complete range of products and systems for dental implants. The Company also acts as a distributor for a line of dental membrane products for W.L. Gore and Associates. Nobel Biocare's products are sold to practitioner dental professionals for treatment of all forms of missing teeth and are used by around 70,000 customers in more than 60 countries. The Company estimates that the dental implant market has a potential value of more than SEK 20 billion and that only 30 per cent of the market has been developed so far. According to Millenium Research Group, the Company's brand name products, Brånemark System®, Steri-Oss® and Replace™, have a global market share of approximately 38 per cent. Production takes place at Nobel Biocare's manufacturing sites in Karlskoga, Sweden and Yorba Linda, USA. This business unit accounted for 87 per cent of Nobel Biocare's total net sales in 2001.

Within the Procera business unit, Nobel Biocare develops, produces and markets dental copings and dental bridges, as well as individual abutments, the element that joins a dental implant fixture to the crown. Procera is the world's first industrialised process for the production of individually adapted dental copings, the non-supporting core of an individually produced dental crown. The Company also develops and markets the scanning equipment and software that dental laboratories need in order to register the shape of the tooth and digitally design individually adapted products. The Company estimates that the dental prosthetics market has a value of approximately SEK 20 billion. Production, which comprises industrial production of unique teeth shapes, takes place in Stockholm, Sweden and Fair Lawn, USA. To date, more than one million copings have been produced and sold by Procera. Procera accounted for 13 per cent of Nobel Biocare's total net sales in 2001.

Recent events

In December 2001, Nobel Biocare AB acquired the 50 per cent share it did not already own of Procera Sandvik AB from Sandvik AB, thereby strengthening its market position by gaining full control of the development and production of individualised ceramic prosthetics. Integration with the Company's production and development organisations will be finalised in the first half of 2002. The acquisition will enable the Company to leverage its worldwide sales and distribution resources in a more cost-effective manner to attain its goal of broader and deeper penetration of the dental market. See also Sales and Marketing below.

Nobel Biocare has sold all Procera Sandvik products, and revenues from the sales have been recorded in full by Nobel Biocare during 2001 and in previous years.

Up to 27 December 2001, Procera Sandvik AB was an associated company and operating result was consolidated with 55 percent, according to the proportional method. From 27 December 2001, Nobel Biocare consolidates 100 percent.

Share price performance of Nobel Biocare AB

Share price performance from 1 January 1999 until 20 May 2002 (in SEK)


Share price (SEK)
Volume (in thousands)
700
600
500
400
300
200
100
0
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
1999
2000
2001
2002
Nobel Biocare share (price)
Nobel Biocare share (volume)

Source: Datastream

The table below sets forth the high/low quotations of the shares of Nobel Biocare AB on the Stockholm Stock Exchange since 1 January, 1999:

in SEK	1999	2000	2001	2002[1]
High	139	310	450	659
Low	110	119	278	429

1 as of 20 May 2002

Source: Datastream

Strategy

Nobel Biocare aims to enhance patient quality of life by offering the best and most aesthetic permanent replacements for lost teeth. The Company has identified the following five initiatives that encompass its operating and growth strategy:

Maintain leading position in market place

The Company intends to maintain its leading market position through both internal innovation and external growth. New product launches such as the TiUnite™ surface and Easy Abutment™ are the direct result of internal research and development projects. The acquisition of Steri-Oss, Inc. in 1998 has served to further strengthen the Company's market position and competitive advantage by increasing its range of product offerings. The Company will continue to take similar strategic steps to maintain its leadership position.

Promote growth through continuous product launches

Nobel Biocare intends to launch major new products or material new product features every year in each business unit. The Company's goal for the Dental Implants business unit is to derive at least 30 per cent of its annual sales from products that have been launched during the past three years.

Simplify dental implant treatment through research and development efforts

The Company's research and development efforts focus on creating products that will simplify implant procedures and reduce treatment times. The Company believes simplifying implant procedures will allow a greater number of general practitioner dentists to perform the implant treatment which should widen the Company's targeted customer base. The Company expects that reducing treatment time will result in greater patient satisfaction, as customer and patient feedback consistently identifies rapid functionality as highly desirable.

Improve operating efficiency

By taking advantage of its powerful information technology platform, Nobel Biocare intends to improve its operational efficiency, in administration, manufacturing, logistics and sales. The Company will also take advantage of the opportunities and strives to be the leader in the industry with regards to the continued development of customer related e-systems and solutions.

Increase sales and marketing efforts to general practitioner dentists

The Company intends to increase its sales and marketing efforts to general practitioner dentists. Coupled with its efforts to create products that simplify implant surgery, the Company expects that its increased sales and marketing efforts will result in more dental implant procedures being performed by the general practitioner dentists and an increased willingness to refer the more complex implant cases to dental surgeons.

Market opportunities

Dental Implants

Dental implants are permanent replacements for dental roots in patients who have lost one or more teeth. The implant replaces the lost tooth/teeth. The treatment is based on a medical phenomenon known as osseointegration, in which the titanium surface of the implant integrates with the patient's jawbone. Nobel Biocare was established in 1981 for the international marketing of the Brånemark implant system, and the Company has grown steadily since. Currently, the Company estimates that its share of the SEK 6 billion market for dental implants is approximately 38 per cent. The Company believes that, in the recent past, the market for dental implants has grown at 12 to 15 per cent per year and expects it to continue to grow in the future.

Implant treatment offers a number of advantages. A permanent tooth replacement enables patients to recover their chewing ability, natural tooth appearance and social confidence, thereby significantly enhancing quality of life. Implant treatment lasts for the whole of the patient's life and also eliminates the need to grind down healthy teeth, which is normally necessary in traditional prosthetic treatment.

In the past, all implant treatment was performed in two stages. The dentist began by installing the implant and it was then left for three to six months to heal and integrate with the jawbone. During this healing period, the patient was given a temporary prosthesis before the abutment, the element that joins the fixture and the crown, could be fitted. In a one-stage technique, only one surgery procedure is used whereas in a two-stage technique, the implant is left to heal before the abutment is attached. The elimination of a second-stage surgical procedure to uncover the implant is more convenient for the patient. However, two-stage technique is the choice in the more challenging cases when the bone quality is sub-optimal and the aesthetic demands are high.

In recent years, the surface of implants has also developed further. The characteristics of these surfaces are important for the initial stability and the healing and the success with which the implants integrate with the natural bodily tissues. A distinction is normally drawn between non-coated rough surfaces, coated rough surfaces and machined surfaces.

The Company believes expansion of the market is hindered by a number of factors, the most important of which are (i) a lack of knowledge among the general public as to the benefits of dental implants, (ii) a shortage in the number of general practitioner dentists who offer dental implants and (iii) the perception that dental implant treatment is complex and expensive. Nobel Biocare is working to remove these barriers and increase people's knowledge and awareness of implant treatment. The Company's development work focuses primarily on creating simplified treatment, reducing treatment times and cutting costs. The objective is also to enable patients to use their implants as quickly as possible – in some cases in a matter of days or hours after treatment. Implant surgery is still a fairly new form of treatment, yet it is being included on an increasing scale in basic dental training and, in the longer term, the Company believes that it will become standard treatment.

Prosthetic Teeth

Replacing the crown of a natural tooth with some form of prosthetic dental crown is one of the most common forms of treatment that a general dental practitioner performs. Virtually every general practitioner dentist offers some form of permanent prosthetic treatment.

Single Crowns and Dental Bridges

The market for fixed prosthetic solutions can be divided into replacements for single teeth and what is known as bridge treatment in which a number of neighbouring teeth are replaced. In single crown treatment, the natural root is left and only the crown is replaced. This treatment is somewhat more common than bridge treatment, even though there are significant variations in treatments between geographic markets. The Company believes that, increasingly, aesthetic requirements are driving an upward trend in the use of single crowns.

The American Dental Association estimates the market volume for fixed prosthetics in the U.S. to be 25 to 40 million units. Based on this estimate, the Company estimates that in Western Europe, North America and Japan, some 100 million teeth are replaced with fixed prosthetics every year. Accordingly, the Company estimates the value of this market to be more than SEK 20 billion. Of this, the market for single crowns accounts for approximately SEK 12 billion. This does not include substantial markets for laminates and individual abutments. The Company estimates that the rate of market growth for fixed prosthetics is about three per cent a year.

Metal and All Ceramic Materials

The market for fixed prosthetic dental reconstructions has long been dominated by porcelain-fused-to-metal (PFM) crowns with a core of cast metal alloy. The principal advantages of the PFM structures are their strength, as well as their recognition in the market owing to the considerable number of years that they have already been available. The materials also offer acceptable profitability to laboratories and general practitioner dentists, and are regarded as easy to use. The disadvantages for patients include poorer aesthetics than the all-ceramic alternatives and the occasional irritation of natural body tissues. From the standpoint of the dental laboratory, the fact that the method is labour intensive with limited rationalisation potential is a disadvantage.

The demand for improved aesthetics in particular has driven research and development for new materials. The most successful alternatives to date have been all-ceramic materials, whose principal advantages include good aesthetic properties and tissue friendliness. Crowns and bridges made from all-ceramic materials are manufactured in dental laboratories using time consuming handicraft procedures. With Procera, an industrialized CAD/CAM technique is used instead.

The price of the different alternatives also varies. The most expensive is a PFM crown with a core of high gold content, while the least expensive is a PFM crown with a core of primarily base metal. The all-ceramic alternatives, like Procera, are positioned in the upper price segments.

Principal products

Dental Implants

Through the three brands, Brånemark System, Steri-Oss and Replace, Nobel Biocare offers its customers the market's most extensive range of products and systems for implant treatment. The range includes implants for both individual teeth and complete sets of teeth for both one-stage and two-stage treatments. The Company markets the Brånemark System as the high-end, well-documented system for dental specialists, Replace as the easy to use system for general practitioner dentists. In recent years, Nobel Biocare has strengthened its position with respect to different fixture surfaces through the acquisition of Steri-Oss, Inc., a US-based dental implant company, and the launch of TiUnite. TiUnite offers an oxidized surface which serves to enhance osseointegration. With the acquisition of Steri-Oss, Inc. and the introduction of TiUnite the Company is now also the market leader in the area of implant surfaces.

In addition to the actual implant components, Nobel Biocare markets a wide range of related products, such as drills and other instruments. A complete implant system generally comprises a variety of fixtures, abutments and other components together with the instruments that are needed for treatment.

As a result of the recent high introduction rate of innovative products in the area of dental implants the goal to generate at least 30 per cent of the annual sales from products that have been launched in the last three years was clearly surpassed in 2001. At the same time the need to rationalise the product range had increased as the number of products components reached the 3,400 mark. In 2001, Nobel Biocare reduced its number of products to approximately 2,400, with the aim of phasing out old systems, products and components.

In addition to its own line of dental implant products, Nobel Biocare distributes products for W.L. Gore & Associates. Gore is the world-leader in membranes and other products for guided tissue regeneration. Membranes are used in areas where there is not enough bone to sustain a dental implant. As well as for dental implants, the products are used to treat bone loss around teeth. Nobel Biocare's target customer group for Gore products is dental surgeons and periodontists.

Brånemark System®

Brånemark System dental implants are a comprehensive product system for the replacement of lost dental roots. The Brånemark System is used for both one-stage and two-stage techniques. This dental implant system has been documented and further developed for over 35 years. Based on revenues, the Company believes the Brånemark System is currently the largest brand in the industry.

In the past two to three years, the Brånemark System has been the subject of a comprehensive upgrade. In 1999, the new Mk IV and Mk III fixture systems were launched. As a result of these upgrades and the subsequent launches in 2000 and 2001, Brånemark System has now added availability and improved user-friendliness to the core values of safety, reliability and aesthetics.

Steri-Oss®

In September 1998, Nobel Biocare acquired Steri-Oss, Inc., the leading US dental implant company, which offers a wide range of innovative surgical and prosthetic components. Steri-Oss, Inc. has a strong position and expertise with respect to implants with different surface materials such as hydroxy apatite (HA) and Titanium Plasma Sprayed (TPS).

Steri-Oss products are characterised by user-friendliness and offer general practitioner dentists freedom of choice. These characteristics have helped to give the system a powerful position among general dental practitioners, especially on the US market.

Replace™ and Replace™ Select

The Replace brand is characterised by a high level of innovation, freedom of choice and enhanced user-friendliness. Its unique colour-coding system and flexibility are the principal factors that have helped Replace to establish a powerful position among general dental practitioners in a short time. Replace was launched in 1997 with what was known as an external grip (the original design of implant connection that was recommended to prevent bacteria to get into the fixture/ bone). Two years later, Replace Select with an internal connection (i.e. the abutment is connected into the fixture) was introduced.

Replace Select gives users the option of employing a one-stage technique and it can also be used in the traditional two-stage procedure. Doctors can thus customise treatment on a case-by-case basis. Replace Select's internal connection provides general practitioner dentists with an easy to handle connection.

All Replace' implants are colour-coded by diameter. In addition, all the corresponding healing screws, healing abutments, and prosthetic components are colour-coded as well. Prosthetic applications include abutments for single teeth, multiple units and overdentures.

Procera®

The Company believes that Procera is the world's first commercially available system for the industrial production of individually adapted fixed dental prosthetics. Procera utilises a fully digitised custom manufacturing and business process to create prosthetic components. The Company also develops and markets the scanning equipment and software that dental laboratories need in order to register the shape of the tooth and digitally design individually adapted products.

The traditional method of replacing the crown of the natural tooth with some form of prosthetic dental crown has remained much the same for around a century. The general practitioner dentist grinds down the tooth and takes an impression that is sent to a dental laboratory where a new crown is produced in a labour-intensive process based on craftsmanship. The work at the dental laboratory can be divided into two parts. First, the supporting inner structure, the coping, is produced. Next, it is given a porcelain outer layer.

The Procera technology replaces this traditional method with a modern industrial process for producing dental copings with individual designs made from bio-compatible materials with high precision at a reduced cost. The CAD/CAM process for producing dental crowns in Procera was introduced into the Swedish market at the end of 1994 and has since then been successfully launched in Western Europe, North and South America, Australia and Asia.

Procera focuses on the production of the coping. The general practitioner dentist sends the impression to the dental laboratory, where the model is scanned using a Procera Scanner that is connected to a personal computer in which the coping is then designed digitally. The digital information is sent via modem to a central production unit owned by Nobel Biocare where the individually designed coping is produced. Within one to three days the finished coping is returned to the laboratory, where a layer of porcelain is applied to give the crown the colour and shape the patient desires.

The coping is made of extremely dense-sintered aluminium oxide, produced in an industrial process, which ensures optimal fit, great strength, non-porosity and has the ability to transmit light. Unlike other ceramic crowns, due to the strength of the core material, Procera can be recommended for prosthetic reconstructions anywhere in the mouth. It is made of a biocompatible material, which minimises the risk of allergic reactions. The translucent coping offers remarkable aesthetic characteristics, recreating the look of natural teeth.

Sales and marketing

The Company markets and sells its implant products and Procera to a broad range of dental professionals, including general practitioner dentists, prosthodontists, periodontists and oral surgeons, and also to dental laboratories. Efforts include frequent sales calls, print advertising, participation in trade shows and exhibits and contribution to dental journals. The Company also provides training and education to dental professionals on implant procedures.

With the acquisition of the remaining share of Procera, the Company has recently reorganized its sales and marketing force in order to establish a more cohesive and comprehensive sales effort. The Company now utilizes a single sales force to market both its dental implant products and Procera. The Company believes that such a reorganization is more efficient from an operational cost perspective and more effective in that sales will be most easily generated by creating demand from both groups. For instance, the Company markets Procera to both dental professionals and laboratories with the goal being to create a "virtuous circle" of demand, in which the professionals seek Procera products from laboratories and the laboratories promote Procera products to the professionals, and the Company benefits from both sources.

The Company has focused much of its sales and marketing efforts on promotion to general practitioner dentists in order to increase the utilization of its products. The Company believes that general practitioner dentists often act as "gatekeepers" in determining the course of treatment for patients, for example, a bridge versus dental implant treatment, and that the number of implant procedures performed will increase significantly if these professionals can be persuaded to recommend dental implant treatment more often. To achieve this result, the Company has sought to demonstrate to general practitioner dentists that implant treatment is (i) often the best course of treatment for patients, from a medical and aesthetic perspective and (ii) that they can benefit from recommending implant treatment – by performing the treatment themselves, thus enhancing their practice from a business perspective. To this end, the Company has undertaken a concerted effort to enable these professionals (through training and offering simpler dental implant systems) to perform dental implant treatments. The Company believes that as a result of these initiatives, there will be an increase in dental implant procedures and product utilization, with more general practitioner dentists performing dental implant treatment themselves and referring only more complex cases to specialists.

The Company markets and sells almost entirely directly via its sales and marketing subsidiaries and sales offices. In selected geographic regions, including Asia outside of Japan and Hong Kong, South Africa, the Middle East and Eastern Europe, the company sells its products using distributors. Approximately 95 per cent of the Company's sales come from direct sales versus approximately 5 per cent via distributors.

Research and development

Research and development activities with regards to dental implants aim to achieve the standardisation of implant treatment for general practitioner dentists throughout the world. To achieve this goal, the Company, as of 31 December 2001, had a staff of 70 dedicated to R&D, of whom 50 are in Gothenburg, Sweden, 15 in Yorba Linda, USA, and five in Stockholm, Sweden. The Company has dedicated an annual budget of approximately 5 per cent of revenues towards the discovery and development of more user-friendly products and systems.

In addition to its own organisation, Nobel Biocare has access to a network of international clinical experts. Some of the leading dental experts are involved with various development projects – surfaces, prosthetics, loading, etc.

Manufacturing and logistics

The Company has four manufacturing sites – Yorba Linda, USA; Karlskoga, Sweden; Stockholm, Sweden; and Fair Lawn, USA. Implant products are manufactured in Yorba Linda and Karlskoga. Procera production takes place at facilities in Stockholm and Fair Lawn.

The Company has undertaken an initiative with regards to manufacturing and logistics in an effort to more efficiently utilise assets and reduce fixed costs. This has included a focused effort to eliminate production of older products as well as to increase specialization at production facilities. As a result, inventory turnover improved from 2.3 times in 2000 to 3.2 times in 2001. There has also been some reduction in variable manufacturing costs per unit due to improved efficiencies.

The Company is seeking to utilise its information technology systems to more efficiently deliver its products to its customers. Customers may now order products via e-mail which is processed centrally with the relevant inventory center, which ships the product to the customer. Such a just-in-time inventory system is expected to further improve the operating efficiency of the Company and reduce expenses.

Competition

Dental Implants

In addition to Nobel Biocare, four companies have a significant presence in the dental implant market: the Swiss company, Straumann, the US company, 3i (owned by Biomet, Inc.), Swiss-based Sulzer Dental and US-based Dentsply. In recent years competition on the market has intensified as the industry has undergone consolidation. All the leading dental implant companies are either publicly traded or are subsidiaries of publicly traded companies and this is helping to create greater transparency in the industry.

Procera®

The competitors can be divided into two categories – (i) industrial suppliers of metallic and all-ceramic materials to laboratories for the traditional craftsmanship-based production of dental crowns at local laboratories and (ii) companies with a more or less well-developed CAD/CAM concept.

Examples of industrial suppliers of metallic materials include Dentsply and Jelenko. Competitors in all-ceramic materials include VITA of Germany and Liechtenstein-based Ivoclar.

Procera is the only CAD/CAM-based system on the market in which the scanning and design of the coping takes place at the laboratory, while production is based at external production units. Potential competitors to Procera include the following: DCS, Decim, Sirona Dental and Dentsply.

Regulation

The Company's products are subject to regulation and control in many countries. The Company is certified according to the Medical Device Directive 93/42/EEC, EN ISO 9001 and EN ISO 46001, allowing the Company to CE mark its products, thereby declaring that the products are in compliance with the applicable requirements regarding patient safety and effectiveness under the Medical Device Directive. The Company has elected British Standard Institute ("BSI") as its Notified Body under the Medical Device Directive to attest and certify that its facility meets the requirements of EN ISO 9001 and EN ISO 14001. BSI inspects the Company up to twice a year in order to assess compliance with such requirements. For products manufactured by the Company for sale outside of the European Union, the Medical Products Agency *(Läkemedelsverket)* issues Free Sales Certificate, confirming that the products may be marketed and sold in Sweden and exported without restrictions. Based on these certificates, local registration in the Company's export markets is applied for and achieved prior to any sales on such markets.

For manufacturing, marketing and sales in the US, the manufacturing and the products must comply with the regulations of the FDA. The FDA inspects the Company every 20 to 24 months or longer, at its discretion, in order to assess compliance with the FDA regulations, in particular, CFR 21 part § 820, Quality System Regulation.

Sources and supply of raw materials

All of the raw materials used by the Company in the manufacture of its products are purchased from various suppliers and are available from numerous sources. No single supplier accounts for a significant percentage of Nobel Biocare's raw material requirements.

Trademarks, patents and licences

Products manufactured by Nobel Biocare are generally sold exclusively under its own brand trademarks and brand names. Certain of the Company's products including the Brånemark System products, are sold under trademarks licensed to the Company by third parties. The Company also owns and maintains numerous patents throughout the world and is licensed under a small number of patents owned by others.

Nobel Biocare's policy is to protect its products and technology through patents and trademark registrations in the key markets for its products. The Company carefully monitors use of its trademark worldwide in a manner that is designed to balance the cost of such protection against obtaining the greatest value for the Company. The Company believes some of its patents and trademarks are material to its operations as they contribute to the Company's market position.

The Company is party to a number of agreements with Professor Per-Ingvar Brånemark ("Brånemark") and affiliated entities. Brånemark is perceived as the originator of the osseointegration principle, the discovery that human bone integrates with titanium. The agreements relate to general co-operation, marketing, R & D and the licence to use certain trade marks containing the family name "Brånemark". Brånemark has given notice of termination of one such co-operation agreement dated 1 June 1995. The Company has contested the termination. Such termination, if valid, would not preclude the Company from using any intellectual property rights licensed from Brånemark. The trade mark licences contain, inter alia, a requirement that products must meet certain quality criteria. Brånemark has, from time to time, questioned whether the quality criteria have been met with regard to a minor part of the product assortment. Negotiations about the future relation between the Company and Brånemark are ongoing.

Employees

The number of employees as of 31 December 2001 was 1,328 (1,196 in 2000), of which 418 (379 in 2000) were in Sweden. The change in 2001 is mainly due to the acquisition of Procera Sandvik AB.

The following table sets forth the number of employees of the Company per regional area:

	1999	2000	2001[1]
North America	418	420	459
Sweden	321	379	418
Rest of Europe	315	299	322
Asia/Oceania	58	55	65
Others	28	43	64
Total	**1,140**	**1,196**	**1,328**

1 The numbers for 2001 include the employees of Procera Sandvik AB.

The average age of the employees is 38.7 years. Of the employees 48.9 per cent are female and 51.1 per cent are male. Nobel Biocare recruits its employees from a wide variety of educational backgrounds. Employees are distributed between 26 countries, most of them in the US, Sweden and Germany.

Age distribution in the Group

Age Group	(%)
– 24	3
25 to 34	34
35 to 44	38
45 to 54	18
55+	7

The Company has an employee turnover rate that compares to that of its competitors. Future personnel requirements are expected to be moderate and, based on experience in the past, availability of qualified personnel is not expected to be an obstacle to implementing the Company's strategy. (See also "Section 8: Risk factors").

Environmental matters

At its production unit in Karlskoga, Sweden, Nobel Biocare runs operations that must be reported and require a permit according to the Swedish Environmental Code. The production unit is involved in the production of dental components for dental implants. The current permit relates to the emissions of alcohols into the air and has applied since 1 March 1998. The use of alcohols in the washing processes has been reduced substantially since the permit was first granted and the impact on the external environment has been kept to a minimum.

In 2001, Nobel Biocare launched preparations for an environmental certification according to the environmental ISO 14001 standard with the intent of taking a holistic grip on environmental issues throughout the Company. Among other things, environmental consideration should encompass choice of materials and additives as well as waste handling. Energy use and transportation shall also be considered, as well as use of packaging materials.

At its production unit in Yorba Linda, USA, the Company runs operations that must be reported and require permits according to environmental codes in the US. The production unit is involved in the production of dental components for dental implants. The production and cleaning processes involve the use of various chemicals. Nobel Biocare USA, Inc., has all necessary local, state and federal permits and concessions that are applicable for this operation and fulfils all the requirements and conditions relating to these permits and concessions. The impact on the external environment is kept to a minimum.

Legal proceedings

The Company is currently involved in the following patent infringement actions, which may have a material impact on the Company or the Group's financial position.

Nobel Biocare USA, Inc. has been sued for an alleged patent infringement by VP Intellectual Properties LLC. This dispute, which is being handled by a district court in New Jersey, USA, relates to the Company's sale of certain types of self-tapping fixtures and angulated abutment used in the Brånemark System, Steri-Oss and Replace product lines. The self-tapping fixtures account for a large percentage of Nobel Biocare's fixture sales. Nobel Biocare is vigorously defending the suit. In 2000, evidence relating to validity was presented and motions for summary judgement were made and heard. No decision with respect to these summary judgement motions was made during 2000, 2001 or 2002. If these motions are rejected, evidence relating to possible infringement will once again be submitted, followed by a main hearing.

At the end of 1999, Sulzer Dental, Inc., (formerly known as Core-Vent Corporation), called for arbitration relating to alleged patent infringement. This arbitration will take place in Los Angeles, USA, and concerns Nobel Biocare's sales of certain fixtures known as an internal grip used in the Brånemark System and Replace Select product lines. Such fixtures comprise a large part of Nobel Biocare's sales. Nobel Biocare is vigorously defending the suit. Three arbitrators have been named and the hearing commenced in 2001. A preliminary decision to allow Nobel Biocare to question the actual validity of the patent was granted.

In addition Nobel Biocare is involved in a number of disputes regarding patents, trademarks, income tax, VAT, employee issues and product responsibility in France, The Netherlands, Germany, Italy and USA. In France a tax review took place at the end of 2000, which could lead to certain tax debits. In Germany, a competitor claims that the TiUnite fixture surface would infringe an older East German patent. Nobel Biocare rejects the claim in its entirety. No summons have been issued. As accruals have been allocated for the aforementioned disputes, they are not judged to have any material impact on the income of the Group, even if the decisions go against the Company.

A dispute with the former Managing Director of Nobel Biocare AB relating to inter alia severance pay has been settled at an amount less than the amount provided for in the accounts of Nobel Biocare AB.

Facilities

The following table sets forth the real estate owned by the Company:

Company	Place	Area (sq. meters)
Nobel Biocare AB (production)	Karlskoga, Sweden	17,534

The following table sets forth major facilities leased by the Group:

Company	Place	Area (sq. meters)
Nobel Biocare AB (headquarters)	Gothenburg. Sweden	6,600
Nobel Biocare USA, Inc. (production)	Yorba Linda, USA	122,361 sq.ft.
Nobel Biocare Procera AB (production)	Stockholm, Sweden	1,550
Nobel Biocare Procera USA, Inc. (production)	Fair Lawn, USA	648

The Company's subsidiaries lease additional smaller offices in their respective countries.

Interruptions in manufacturing processes

The Group has not experienced any material interruption in its manufacturing process for dental implants. The Procera manufacturing process was interrupted for a short period at the beginning of 2001 due to computer instability and sensitivity to deviations in the raw material specifications. The risk of future delivery disruptions will fall successively as a result of intensive production development of both the production and the material processes.

Historical investments

(in SEK K)	2001	2000	1999
– capitalised expenditure for computer programs	3,121	9,506	1,371
– patents	1,106	208	1,262
– goodwill	553,784	6,347	61,345
Total intangible fixed assets	558,011	16,061	63,978
– buildings and land	–	9,049	1,798
– machinery	60,407	29,971	35,929
– equipment	71,612	52,656	44,692
Total tangible fixed assets	132,019	91,676	82,419
Other financial fixed assets	7,960	9,061	–
Total investments	**697,990**	**116,798**	**146,397**

Current and planned investments

The Board of Directors has planned to invest approximately SEK 90 million out of cash flow from current operations for capital expenditures associated with the regular course of business. Except for that, the Group currently does not expect any other material investments during the year 2002.

Financial trends in brief

Income statement (SEK M)	2001	2000[1]	1999[1]	1998[2]	1997[2]
Net sales	2,663.2	2,109.5	1,738.1	1,309.7	1,068.2
Operating income excluding non-recurring items	430.1	267.3	228.2	121.5	83.2
Non-recurring items	–66.4	22.3	–9.1	–47.8	30.4
Operating income	363.7	289.6	219.1	73.8	112.6
Profit before tax	339.0	247.8	184.4	64.7	112.5
Profit for the year	**189.0**	**134.1**	**112.6**	**46.7**	**97.7**

Balance sheet (SEK M)	2001	2000[1]	1999[1]	1998[2]	1997[2]
Fixed assets	1,956.6	1,424.0	1,479.9	1,182.3	155.2
Current assets	1,089.4	1,159.2	976.7	818.6	632.2
Total assets	**3,046.0**	**2,583.2**	**2,456.6**	**2,000.9**	**787.4**
Shareholders' equity	1,934.6	1,737.9	1,602.1	1,192.0	567.1
Allocations	203.7	17.1	32.7	65.7	33.1
Long-term liabilities	450.3	504.6	455.8	380.4	2.5
Current liabilities	457.4	323.6	365.9	362.8	184.7
Total equity and liabilities	**3,046.0**	**2,583.2**	**2,456.6**	**2,000.9**	**787.4**
Net debt	272.0	381.7	437.5	326.2	pos.

Miscellaneous	2001	2000[1]	1999[1]	1998[2]	1997[2]
Cash flow from current operations (SEK M)	684.4	261.9	21.1	–13.8	100.9
Investments in tangible fixed assets (SEK M)	98.0	91.7	82.4	44.5	40.6
Average number of employees	1,247	1,164	1,111	1,016	782

Key figures

	2001	2000[1]	1999[1]	1998[2]	1997[2]
Growth in net sales (%)	26	21	33	23	11
Operating margin before goodwill amortization (%)	16.1	16.5	15.8	6.9	10.6
Operating margin (%)	13.7	13.7	12.6	5.6	10.6
Profit margin (%)	7.1	6.4	6.5	3.6	9.1
Return on equity (%)	10.1	8.1	7.2	5.5	18.6
Return on capital employed (%)	15.4	13.0	10.6	7.0	22.0
Equity/assets ratio (%)	64	67	65	60	72
Net debt/equity ratio (%)	14.1	22.8	27.3	27.4	pos.
Interest coverage ratio (times)	10.1	6.0	5.9	6.0	–
Key figures, excluding non-recurring items					
Operating margin before goodwill amortization (%)	18.6	15.5	16.3	10.6	7.7
Operating margin (%)	16.1	12.7	13.1	9.3	7.7
Return on equity (%)	13.7	6.8	7.8	11.0	12.8
Return on capital employed (%)	18.2	12.0	11.0	11.3	16.4

1 Restated due to new accounting recommendations.
2 The comparison years 1997 and 1998 have not been restated due to new accounting recommendations.

Data per share

	2001	2000 [1]	1999 [1]	1998 [2]	1997 [2]
Number of shares on 31 December	25,354,900	25,155,086	24,922,934	24,764,579	18,950,500
Number of shares after full conversion	26,617,318	25,421,318	25,421,318	25,421,318	18,950,500
Average number of shares	25,254,993	25,039,010	24,843,757	21,857,540	18,950,500
Average number of shares after full conversion	26,019,317	25,421,318	25,421,318	22,185,909	18,950,500
Share price 31 December (SEK)	437.50	290	120	110	104
Market capitalisation 31 December (SEK M)	11,093	7,295	2,999	2,724	1,971
Dividend per share (SEK)	3.00	2.40	2.00	1.70	1.55
Dividend yield (%)	0.7	0.8	1.7	1.5	1.5
Dividend percentage (%)	40	45	44	90	30
Dividend in relation to equity (%)	3.9	3.5	3.1	3.5	5.2
Profit per share before goodwill amortization (SEK)	10.00	7.71	6.74	2.56	5.15
Profit per share after financial items (SEK)	13.37	9.88	7.40	2.61	5.94
Profit per share (SEK)	7.45	5.35	4.53	1.88	5.15
Profit per share after full conversion (SEK)	7.10	5.28	4.43	1.84	5.15
Equity per share (SEK)	76.33	69.32	64.28	48.13	29.93
Equity per share after full conversion (SEK)	72.68	68.37	63.02	46.89	29.93
Cash flow per share (SEK)	2.68	1.42	–0.20	–0.50	0.39
P/E ratio before goodwill amortization	44	38	18	43	20
P/E ratio after financial items	33	29	16	42	18
P/E ratio after taxes	59	54	26	59	20

1 Recalculated due to new accounting recommendations.
2 The comparison years 1997 and 1998 have not been restated due to new accounting recommendations.

Definitions

Operating margin
Operating income divided by net sales.

Profit margin
Profit for the year divided by net sales.

Return on equity
Profit for the year divided by average equity.

Return on capital employed
Result after net financial items plus financial expense divided by average capital employed.

Equity/ assets ratio
Equity divided by total assets.

Net debt/ equity ratio
Interest-bearing liabilities less interest-bearing assets divided by equity.

Interest coverage ratio
Result after net financial items plus financial expense divided by financial expense.

Dividend yield
The dividend per share as a percentage of purchase price as per December 31.

Dividend percentage
The dividend per share divided by the profit per share after tax.

Dividend in relation to equity
Dividend as a percentage of equity.

Profit per share after financial items
Profit after financial items divided by the average number of outstanding shares.

Profit per share
Profit after tax divided by the average number of outstanding shares.

Profit per share after full conversion
Profit after tax divided by the number of outstanding shares after full conversion.

Equity per share
Equity divided by the number of outstanding shares.

Equity per share after full conversion
Equity divided by the number of outstanding shares after full conversion.

Cash flow per share
Cash flow for the year divided by the average number of outstanding shares after full conversion.

P/E ratio before goodwill amortisation
The share price at year-end divided by the profit per share before goodwill amortisation.

P/E ratio after financial items
The share price at year-end divided by the profit per share after financial items.

P/E ratio after tax
The share price at year-end divided by the profit per share after tax.

Developments 2001/2000/1999

Group sales

In 2001, sales increased by 26 per cent to a total of SEK 2,663.2 million, compared to SEK 2,109.5 million in 2000. After currency adjustments, sales increased by 17 per cent compared to 16 per cent in the last year.

In 2000, sales increased by 21 per cent to a total of SEK 2,109.5 million, compared to SEK 1,738.1 million in 1999.

Dental Implant business area

Sales in the Dental Implant business area in 2001 increased by 26 per cent to SEK 2,329.5 million. This compares to sales of 1,851.0 million in 2000. Excluding distributor sales of Gore products, 2001 sales increased by 24 per cent. After currency adjustments, the 2001 sales increase for Dental Implants amounted to 17 per cent.

Sales in the Dental Implant business area in 2000 increased by 21 per cent to SEK 1,851.0 million. This compares to sales of 1,528.4 million in 1999. Excluding distributor sales of Gore products, 2000 sales increased by 19 per cent. Currency adjusted sales in 2000 were 16 per cent higher than in 1999.

After currency adjustments, sales in North America in 2001 and 2000 increased by 16 per cent and 14 per cent, respectively. In Europe, excluding the Nordic countries, 2001 and 2000 sales growth was 18 per cent and 19 per cent, respectively. Sales growth in Europe in 2000 was particularly strong in Germany, France, Spain and Italy.

In Asia, sales increased by 16 per cent in 2001. Sales increases in Japan were moderate. Following a change of distributor for the Steri-Oss brand in South East Asia in 2000, sales in Asia increased by 9 per cent compared to 1999, with positive trends reported in Japan.

Sales in Latin America increased by 33 per cent in 2001 and 76 per cent in 2000. A subsidiary was established in Mexico in 2001 and branch offices were opened in Chile and Argentina in 2000.

Operating income in 2001 amounted to SEK 359.6 million, compared to SEK 273.3 million in 2000. Operating income before non-recurring items amounted to SEK 426.0 million and SEK 251.0 million in 2001 and 2000, respectively. Operating margin before goodwill amortization and non-recurring items for the Dental Implant business area amounted to 21.1 per cent and 16.8 per cent in 2001 and 2000, respectively.

Procera® business area

Sales in the Procera business area amounted to SEK 333.7 million and SEK 258.5 million in 2001 and 2000, respectively, which correspond to increases of 29 per cent and 23 per cent compared to 2000 and 1999, respectively.

Volume increases for Procera AllCeram were 18 per cent and 42 per cent compared to 2000 and 1999, respectively. In 2001, growth in North America, which represents 69 per cent of the total volume, was 15 per cent. Prices were stable.

The downturn in the dental laboratory market in 2001 impacted the rate of growth for copings in North America. Growth outside North America improved somewhat during 2001. In December 2000, sales of dental copings on an annual basis exceeded 700,000, compared with 500,000 at the end of 1999.

Sales of scanners reached 20–25 units per month during 2001. The total number of laboratories which has invested in a Procera scanner exceeded 1,300 spread across 35 countries as of 31 December 2001. Scanner sales for the whole of 2000 reached a volume of 280, a slight improvement on 1999. At the end of 2000, 1,070 scanners had been installed worldwide and 11 countries had been added during the year.

Operating income amounted to SEK 4.1 million and SEK 16.3 million in 2001 and 2000, respectively. As from 2001, the Procera business area was charged with its share of headquarter's operating expenses. The operating margin in 2001 amounted to 1.2 per cent, compared to 6.3 per cent in 2000.

Group results

Operating income in 2001 increased by 26 per cent to SEK 363.7 million. Operating income in 2000 was SEK 289.6 million, representing an increase of 32 per cent compared to the operating income of SEK 219.1 million achieved in 1999.

Operating income before non-recurring items in 2001 increased by 61 per cent to SEK 430.1 million compared to SEK 267.3 million in 2000. Non-recurring items amounted to SEK –66.4 million compared to SEK 22.3 million in 2000. Of the 2001 non-recurring items, SEK 39.1 million were allocated as accruals for scrapping costs due to a new, more conservative policy for inventory valuation. SEK 20.9 million refers to accruals for severance pay to the former executive management and SEK 6.4 million refers to costs for reorganizations in the European subsidiaries.

An assortment rationalization program which led to a reduction of the assortment by around 1 000 products (approximately 25 per cent of the entire range) was implemented in 2001. A total of SEK 22.5 million was included in the cost of goods sold in relation to this program. This reduction together with improved material management, led to strongly improved inventory turnover. As a result of this and other measures, working capital was reduced by SEK 150.1 million.

In 2001, operating expenses as a share of net sales amounted to 49.1 per cent. The corresponding figures for 2000 and 1999 amounted to 53.4 per cent and 55.1 per cent, respectively.

Operating margin before goodwill amortization and non-recurring items amounted to 18.6 per cent and 15.5 per cent in 2001 and 2000, respectively.

Goodwill amortization amounted to SEK 64.4 million, SEK 59.1 million and SEK 55.0 million in 2001, 2000 and 1999, respectively. Depreciation increased by SEK 24.1 million to SEK 86.6 million in 2001 and amounted to SEK 62.5 million and SEK 56.4 million in 2000 and 1999, respectively.

Currency impact on operating income was positive in 2001, and amounted to SEK 23 million. In 2000 the currency impact on operating income was SEK –16 million.

Financial income and expenses, net, amounted to SEK –24.7 million and SEK –41.8 million in 2001 and 2000, respectively. In 1999, financial income and expenses, net, was SEK –34.7 million.

Income before tax amounted to SEK 339.0 million, SEK 247.8 and SEK 184.4 million in 2001, 2000 and 1999, respectively.

In 2001 and 2000, SEK 150.0 million and SEK 113.7 million* was reported as taxes, respectively. Of that SEK 33.8 million and SEK 29.2 million were current tax and SEK 116.2 million and SEK 84.5 million* were deferred tax, respectively. The corresponding figures for 1999 were, reported taxes SEK 71.7 million*), of which SEK 14.2 million was current tax and SEK 57.5 million was deferred tax.

The return on capital employed amounted to 15.4 per cent, 13.0 per cent* and 10.6 per cent* in 2001, 2000 and 1999, respectively. The return on equity in 2001, 2000 and 1999 amounted to 10.1 per cent, 8.1 per cent* and 7.2 per cent*, respectively.

Research and development

The cost of research and development amounted to SEK 120.3 million and SEK 115.0 million in 2001 and 2000, respectively. This represents 4.5 per cent and 5.5 per cent of net sales in 2001 and 2000, respectively. In 1999 the cost of research and development amounted to SEK 78.6 million, or 4.5 per cent of sales.

Investments

Investments in tangible fixed assets, excluding the Procera acquisition and investments in intangible fixed assets, amounted to SEK 99.6 million in 2001 and SEK 91.7 million in 2000. Of the year's investments, SEK 44.7 million and SEK 56.0 million comprise production related investments, in 2001 and 2000, respectively. In 2001, investments in so-called Training Centers amounted to SEK 10.7 million. The remaining part of the investments mainly related to IT and equipment.

Financial position and cash flow

Nobel Biocare's financial position is strong. The equity/assets ratio as of 31 December 2001 amounted to 64 per cent compared to 67 per cent* at the end of the preceding year and 65 per cent* in 1999.

The Group's cash flow from current operations strengthened considerably in 2001 and amounted to SEK 684.4 million, compared to SEK 261.9 million in 2000 and SEK 21.1 million in 1999.

The Group's net debt decreased during the year by SEK 109.7 million to SEK 272.0 million. The acquisition of the remaining 50 per cent of the shares in Procera Sandvik AB in the fourth quarter resulted in the net debt being higher as of 31 December than 30 September 2001. In 2000, the Group's cash flow reduced net liabilities by SEK 55.8 million from SEK 437.5 million to SEK 381.7 million.

As of 31 December 2001, the net debt/equity ratio was 14.1 per cent compared to 22.8 per cent* in 2000 and 27.3 per cent* in 1999. The interest coverage ratio was 10.1, 6.0 and 5.9 times for 2001, 2000 and 1999, respectively.

Personnel

The number of employees as of 31 December 2001 was 1,328, of which 418 were in Sweden. The equivalent figures as of 31 December 2000 was 1,196 and 379, respectively. The change in 2001 is mainly due to the acquisition of Procera Sandvik AB.

The average number of employees amounted to 1,247 persons in 2001 compared to 1,164 in 2000 and 1,111 in 1999. The average number of employees in Sweden during 2001 was 351 compared to 372 in 2000 and 346 in 1999.

*) Restated with regard to accounting recommendations.

Section 8

Risk factors

The following specific risks together with all of the other information included in this prospectus are brought to the attention of investors and should be carefully considered before any decision is made on the Offer or an investment. This list below, however, does not purport to be exhaustive. The risk profile of the Group will not change as a consequence of the move of its primary listing from the Stockholm Stock Exchange to the SWX Swiss Exchange.

An investment in the Company's securities involves a high degree of risk. Before making an investment decision, an investor should carefully consider the risks described below, which the Company believes are material risks facing it. The Company's business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of the Company's securities could decline due to any of these risks, and an investor may lose all or part of his investment.

Forward-looking statements

This prospectus contains "forward-looking" statements. Forward-looking statements include, among others, statements concerning:

- the anticipated growth of the demand for the Company's products;
- plans to devote significant management time and capital resources to the Company's business strategy;
- the Company's ability to successfully implement its business strategy;
- the Company's anticipated market share;
- the Company's expectations with respect to changes in industry or general economic and business conditions;
- the anticipated outcome of current or future litigation;
- the Company's ability to compete in a highly competitive environment; and
- other statements of expectations, beliefs, future plans and strategies, anticipated developments and other matters that are not historical facts concerning its business, operations and financial performance and condition.

The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "may", "will", "risk", "project", "could" and other similar expressions that are predictions of or otherwise indicate future events or trends identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which are in some cases beyond the Company's control. These risks, uncertainties and factors may cause the Company's actual results, performances or achievements to differ materially from those expressed or implied by the forward-looking statements (and from past results, performances or achievements). Factors that may cause these differences include but are not limited to these risks described under "Section 8: Risk factors" and "Section 7: Nobel Biocare – business description".

An investor should not place undue reliance on these forward-looking statements because they reflect the Company's judgement at the date of this Offer Document. Forward-looking statements are not intended to give assurances as to future results. The Company will not normally publish any revisions it may make to these forward-looking statements that may result from events or circumstances arising after the date of this Offer Document or otherwise.

If Nobel Biocare cannot successfully implement its business strategy, its business, results or operations and potential for growth will be adversely affected.

The Company's ability to achieve its business objective is subject to a variety of factors, many of which are beyond its control. For example, the Company's business strategy contemplates that existing customers for some of its current products will buy new products from the Company in the future and that the Company can sell its products to more general practitioner dentists and dental laboratories than it does now. Similarly, based upon its past revenues, the Company believes its revenues will increase with the ageing of the general population and as general awareness about dental implants increases. The Company's business strategy further contemplates a growth in international sales through the further development of distribution capabilities in a number of foreign jurisdictions. If the Company's assumptions regarding these trends prove to be incorrect, it may not be successful in implementing its strategy. In addition, the implementation of the Company's strategy may not improve its operating results. The Company may decide to alter or discontinue aspects of its business strategy and may adopt alternative or additional strategies due to business or competitive factors not currently foreseen, such as the introduction of new products by the Company's competitors and new medical technologies that would make the Company's products obsolete. Any failure to successfully implement its business strategy may adversely affect the Company's business, results of operations and potential for growth.

If Nobel Biocare fails to keep pace with advances in its industry or fails to persuade general practitioner dentists to adopt new products that the Company introduces, its revenue and profits may decline.

The dental implant industry is characterised by rapid product development, with a significant competitive advantage gained by companies that introduce products first to market, pursue constant innovation in products and techniques, make frequent new product introductions and compete effectively on price. The Company's future growth depends, in part, on its ability to develop products which are more effective than those of competitors or that incorporate the latest technologies. In addition, the Company must be able to manufacture and effectively market those products and persuade a sufficient number of general practitioner dentists to use the new products that the Company introduces. Sales of the Company's existing products may decline rapidly if a new product is introduced by one of its competitors or if the Company announces a new product that represents a substantial improvement over its existing products. Similarly, if the Company fails to make sufficient investments in research and development programs or if it focuses on technologies that do not lead to more effective products, the Company's current and planned products could be surpassed by more effective or advanced products of competitors.

Nobel Biocare's business depends on its ability to market effectively to general practitioner dentists, dental surgeons and dental laboratories.

The Company markets its products primarily to dentists and dental surgeons who perform dental implant procedures and dental laboratories that create dental prosthetics. The Company believes that these dental industry professionals play a significant role in determining which brand of dental implant or prosthetic a patient will be given. For example, in the US and many parts of Europe, when a general practitioner dentist prescribes a dental implant for a patient, that patient is frequently referred to a dental surgeon specialising in dental implant procedures. The general practitioner dentist may or may not recommend a specific brand of dental implant. If a specific brand is not recommended, the dental surgeon may recommend a specific brand of his choice. The Company cannot guarantee that general practitioner dentists or dental surgeons will continue to recommend its products, or that dental surgeons will not substitute a competing product when its product is recommended. The success of the Company's business depends, therefore, on its ability to market its brand of products effectively to dental industry professionals.

Nobel Biocare's results of operations have fluctuated significantly from period to period, and a failure to meet the expectations of investors or the financial community at large could result in a decline in its stock price.

The Company's results of operations might fluctuate significantly on a quarterly and annual basis due to, among other factors:

- the timing of regulatory approvals and product launches;
- the level of marketing and other expenses required in connection with product launches and ongoing product growth;
- the level of revenue generated by commercialised products;
- the timing of the acquisition, integration and restructuring of businesses, assets, products and technologies;
- the outcome of patient disputes and intellectual property disputes; and
- general and industry specific conditions.

Any adverse fluctuations in the Company's results of operations, or failure to meet analyst or investor expectations, could cause its stock price to decline.

Lack of reimbursement for dental implant procedures creates a cyclical business environment, which may have a negative impact on Nobel Biocare's business.

In general, dental implant treatment is not reimbursed in the US, Europe or Japan, with a few exceptions including Sweden and the Netherlands, where a portion, if not all the costs, are refunded. It is unlikely that the reimbursement environment for dental implant procedures will change in Europe or the US in the intermediate term. This means that recipients of dental implants will continue to fund the procedure themselves.

Generally, during times of an economic downturn, the demand for dental implants has dropped significantly as evidenced in Asia in the recent past. Therefore, demand for dental implant therapy can be highly sensitive to changes in the economic environment. The cyclicality of demand for dental implants, which is based on the relatively high cost of the procedure and the lack of reimbursement in the US, Europe and Japan, in conjunction with a deterioration of the economic environment globally, may have a negative impact on the Company's business.

Nobel Biocare operates in a very competitive business environment.

The dental implant and prosthetics market is highly competitive and characterised by frequent product improvements and evolving technology. The Company's ability to compete successfully depends, in part, on its ability to develop innovative new products and be the first to market those products. The development of innovative new products by competitors or the discovery of alternative treatments to dental implants or prosthetics could result in the Company's products becoming non-competitive or obsolete.

Additionally, some of the Company's competitors belong to groups which have greater financial, research and development, manufacturing and marketing resources than the Company. The past several years have seen a trend towards consolidation in the dental industry and in the markets for the Company's products. Industry consolidation could result in greater competition if competitors combine their resources or if competitors are acquired by other companies with greater resources than that of the Company. This competition could increase pressure on the Company to reduce the selling prices of its products, or cause the Company to increase its spending on research and development and sales and marketing. If the Company is unable to develop innovative new products, maintain competitive pricing, and offer products that consumers perceive to be as reliable as those of its competitors, the Company's sales or margins could decrease, thereby harming its business.

If Nobel Biocare is unable to support its continued growth, its business could suffer.

The Company has experienced rapid and significant growth. As the Company continues to grow, the complexity of its operations increases, placing greater demands on its management. The Company's ability to manage its growth effectively depends on its ability to implement and improve its financial and management information systems on a timely basis and to effect other changes in its business. Unexpected difficulties during expansion, failure to attract and retain qualified employees, failure to successfully replace or upgrade its management information systems, failure to manage costs or inability to respond effectively to growth or plan future expansion could cause the Company's growth to slow down or stop. If the Company fails to manage its growth, its business could suffer.

Nobel Biocare may become subject to product liability claims that may exceed the scope and amount of its insurance coverage, which would expose the Company to liability for uninsured claims.

The Company may become subject to product liability claims as a result of the design, manufacture and marketing of medical devices, as well as claims alleging negligence, breach of warranty or malpractice. These claims may be brought by individuals seeking relief for themselves, or increasingly, by groups seeking to represent a class. The Company provides information including instructions for use to its customers upon which determinations affecting dental care may be made, and claims could be made against it for liabilities resulting from adverse medical consequences to patients. The Company may be party to, or the target of, lawsuits, claims, investigations and proceedings. Such potential claims may be costly to defend, could consume management resources and could adversely affect the Company's reputation and business.

Any product liability claim brought against the Company, with or without merit, could result in the increase of its product liability insurance rates. In addition, the Company may have to pay any amount awarded by a court in excess of its policy limits. The Company's insurance policies have various exclusions, and thus it may be subject to a product liability claim for which it has no insurance coverage, in which case, the Company may have to pay the entire amount of any award. The Company cannot guarantee that its insurance coverage will be adequate or that all claims brought against it will be covered by its insurance. Insurance coverage varies in cost and can be difficult to obtain, and the Company cannot guarantee that it will be able to obtain insurance coverage in the future on terms acceptable to the Company or at all. A successful product liability claim brought against the Company in excess of its insurance coverage, if any, may require the Company to pay substantial amounts, which could harm the Company's business.

The global nature of Nobel Biocare's business may result in fluctuations in its sales and growth.

The Company's products are sold in more than 60 countries. The Company has 26 local operations worldwide and approximately 95 per cent of the Company's revenues in 2001 came from customers outside of Sweden. The results of operations and the financial position of the Company's local operations are reported in the relevant local currencies and then translated into Swedish kronor at the applicable exchange rates for inclusion in the Company's consolidated financial statements, exposing the Company to translation risk. In 2001, the Company's most significant currency exposures were to the Euro, US dollar, and Japanese yen. The exchange rates between these and other local currencies and the Swedish kronor may fluctuate substantially. In addition, the Company is exposed to transaction risk because some of its expenses are incurred in a different currency from the currency in which the Company's revenues are received. Fluctuations in the value of the Swedish kronor against other currencies have had in the past, and may have in the future, a material adverse effect on the Company's operating margins and profitability.

Economic, social and political conditions, laws, practices and local customs vary widely among the countries in which the Company sells its products. The company's international operations are subject to a number of risks and potential costs. For instance, the occurrence of one or more of the following events could have a material adverse impact on the Company's profitability or the viability of the Company's affected international operations, which could have a material adverse impact on the Company's future cash flows, earnings, results of operations and financial condition. These risks include the following:

- uncertain or unpredictable political, legal and economic environments;
- war and civil disturbances;
- changes in laws or policies of particular countries;
- lack of stringent protection of intellectual property;
- taxation;
- delays in obtaining or the inability to obtain necessary governmental approvals or permits;
- limitations on ownership;
- limitations on the repatriation of earnings; and
- increased financing costs.

These risks may limit or disrupt the projects, restrict the movement of funds or result in the deprivation of contract rights or the taking of property by nationalisation or expropriation without fair compensation. The Company's continued success as a global company depends, in part, on its ability to develop and implement policies and strategies that are effective in anticipating and managing these and other risks in the countries in which it does business. Failure to manage these and other risks may have a material adverse effect on the Company's operations in any particular country and on its business as a whole.

Nobel Biocare's business could suffer if it loses the services of key members of its management.

The Company is dependent upon the continued services of key members of its senior management and a limited number of key employees. The loss of any one of these individuals could disrupt the Company's operations. Additionally, the Company's future success will depend, among other things, on its ability to continue to hire and retain the necessary qualified scientific, technical and managerial personnel. The Company competes for such personnel with numerous other companies, academic institutions and organisations. Failure to attract and retain qualified employees will have a negative impact on the Company's business.

Intellectual property may not protect its products, and its products may infringe on the intellectual property rights of third parties.

The Company relies on a combination of patents, trade secrets and non-disclosure agreements to protect its intellectual property. The Company's success depends, in part, on its ability to obtain and maintain patent and trademark protection for its products and its ability to preserve its trade secrets and to operate without infringing on the proprietary rights of third parties. The Company has a number of pending patent applications, and its does not know whether any patents will be issued from any of these applications. Even if patents are issued to it, the Company does not know whether such issued patents will provide it with any significant protection against competitive products or otherwise be commercially valuable. Any of its patents may be challenged, invalidated, circumvented or rendered unenforceable. Moreover, legal standards regarding the validity of patents and the proper scope of their claims are still evolving, and there is no consistent law or policy regarding the valid breadth of claims. Additionally, there may be third party patents and other intellectual property relevant to the Company's products and technology which are not known to the Company that may block or compete with its products.

In summary the Company faces risks that:

- third parties will infringe its intellectual property rights and it will not have adequate remedies for infringement;
- its non-disclosure agreements will be breached and it will not have adequate remedies for such breach;
- its trade secrets will become known or independently developed by its competitors; and
- third parties will be issued patents that may prevent the sale of its products or require it to license and pay fees or royalties in order for it to be able to market some of its products.

The Company is currently not engaged in litigation relating to the enforcement or defence of its own patents or trademarks. The Company is engaged in opposition proceedings relating to its patent and trademark applications in various jurisdictions. Litigation may be necessary to enforce patents and trademarks issued to or licensed to the Company and to protect its proprietary rights.

The Company has received notice of termination of a cooperation agreement with inter alia Per-Ingvar Brånemark and the Institute for Applied Biotechnology. Negotiations are ongoing concerning the future relations between the Company and Per-Ingvar Brånemark which may affect the Company's business.

The Company is engaged in litigation and arbitration proceedings, as further described in "Section 7: Legal Proceedings", in defence of third party claims that the Company has infringed the proprietary rights of third parties.

The defence and enforcement of patent claims and trademarks, including the pending litigation and arbitration proceedings, as well as the prosecution of patent and trademark applications and participation in other inter-party proceedings, can be expensive and time consuming, even in those instances where the outcome is favourable to the Company. If the outcome of any litigation, arbitration or other proceeding brought against the Company is adverse, the Company may be subject to significant liabilities to third parties, could be required to obtain licenses from third parties, which may not be available on reasonable terms, or could be required to cease sales of the affected products.

Additionally, the laws regarding the enforceability of patents and trademarks vary from country to country, and the Company cannot guarantee that any patent issue it faces with respect to its patents or trademarks will be uniformly resolved, or that local laws will provide it with consistent rights or benefits.

Complying with Food and Drug Administration ("FDA"), Medical Device Directive and other regulations ("the Regulations") is an expensive and time-consuming process, and any failure to comply could result in substantial penalties.

The Company is subject to various international regulations regarding the testing, manufacture, distribution, marketing, promotion, record keeping and reporting of its products. In particular, the Company's failure to comply with FDA, Medical Device Directive and other regulations could result in, among other things, product recalls, substantial fines and/or criminal charges against the Company and its employees.

Product sales, introductions or modifications may be delayed or cancelled as a result of the Regulations, which could cause the Company's sales to decline.

Before the Company can market or sell a new regulated product in the United States, it must obtain FDA clearance, which can be a lengthy and time consuming process. The Company generally receives clearance from the FDA to market its products in the United States under Section 510(k) of the Federal Food, Drug, and Cosmetic Act or its products are exempt from the 510(k) clearance process. The Company has modified some of its 510(k) approved products without submitting new 510(k) notices, which it does not believe are required. However, if the FDA disagrees with the Company and requires it to submit new 510(k) notifications for modifications to its existing products, the Company may be required to stop marketing the products while the FDA reviews the 510(k) notification. Any new product introduction or existing product modification could be subjected to a lengthier, more rigorous FDA examination process. For example, in certain cases the Company may need to conduct clinical trials of a new product prior to submitting a 510(k) notice. Additionally, the Company may be required to obtain pre-market approvals for its products. The requirements of these more rigorous processes could delay product introductions and increase the costs associated with FDA compliance. Furthermore, the FDA may also require the Company to temporarily halt (for a specified time period or indefinitely) the import of products manufactured in other countries if it believes the manufacturing facility and/or process do not conform with required standards. Marketing and sale of the Company's products outside the United States are also subject to regulatory clearances and approvals, and if the Company fails to obtain these regulatory approvals, its sales could suffer. The Company cannot guarantee that any new product it develops will receive required regulatory approvals from US or other foreign regulatory agencies.

Off label marketing of Nobel Biocare's products could result in substantial penalties.

Clearance under Section 510(k) only permits the Company to market its products for the uses indicated on the labelling cleared by the FDA. The Company may request additional label indications for its current products, and the FDA may deny those requests outright, require additional expensive clinical data to support any additional indications or impose limitations on the intended use of any approved products as a condition of clearance. If the FDA determines that the Company has marketed its products for off label use, the Company could be subject to fines, injunctions or other penalties. Similar risks might arise in other jurisdictions where the Company markets its products.

Changes in tax regulations.

The tax regulations in the respective jurisdictions where the Group may have a liability to pay taxes may change. Such changes may have a material impact on the Group's future earnings, the expected tax benefits as a result of this Offer and the price of New Shares.

Volatility of share price of dental implant companies and possible variations of the liquidity of the Company's shares.

Share prices of dental implant companies have historically been highly volatile. Quarterly operating results of the Company, the announcement of technological innovations or new products by the Company, or its competitors, governmental regulation, timing of regulatory approvals, developments related to patents or proprietary rights or publicity regarding actual or potential malfunctions of the Company's or its competitors' products may cause the price of New Shares to fluctuate substantially. Although the total liquidity of the New Shares may be higher or equal as a result of the Offer, the liquidity of the New Shares in the local stock markets in Sweden and Switzerland may vary depending on where investors choose to buy or sell the New Shares.

Section 9

Interim Report 1, January–March 2002 Nobel Biocare AB

Excerpt from Interim Report 1, 24 April 2002

The Nobel Biocare Group

- Sales increased by 16% to SEK 728.9 million (630.5).
- Operating income increased by 48% to SEK 143.6 million (97.1). Operating income before goodwill amortization amounted to SEK 169.1 million (112.4). The year-on-year currency effects were positive, SEK 13.4 million.
- The profitability improvement program resulted in an increased EBITA margin for Dental Implants of 25.5% (19.8%) and an EBIT margin before non-recurring items for the Group of 19.7% (15.4%).
- Cash flow from current operations amounted to SEK 177.8 million (94.5). Net debt decreased from SEK 272.0 million as per 31 December 2001 to SEK 125.4 million as per 31 March 2002.
- Earnings per share amounted to SEK 3.43 (2.21).
- Strong sales growth trends were reported from Asia/Pacific, Japan, Italy, Spain and France.
- On 3 April 2002, the Nobel Biocare Board of Directors announced that a decision had been made to initiate the establishment of a new Swiss holding structure.

Group sales

Nobel Biocare's sales increased by 15.6% (11.8% currency adjusted), compared with the first quarter of 2001, and reached SEK 728.9 million (630.5).

Dental Implant sales excluding Gore products increased by 16.2% (12.5% currency adjusted). Dental Implant sales including Gore products amounted to SEK 637.7 million (552.7), compared with the first quarter of 2001.

Procera® sales increased by 17.2% (12.1% currency adjusted) to SEK 91.2 million (77.8), compared with the first quarter of 2001.

Group results

Operating income before goodwill amortization (EBITA) amounted to SEK 169.1 million (112.4).

Operating income (EBIT) amounted to SEK 143.6 million (97.1). The EBIT margin was 19.7% (15.4%).

The year-on-year currency impact on operating income was a positive SEK 13.4 million.

Operating expenses amounted to 48.3% (50.3%) of net sales in the first quarter of 2002.

Goodwill amortization amounted to SEK 25.5 million (15.3) and depreciation amounted to SEK 26.1 million (19.4).

The profitability improvement program, which was announced in October 2001 with the aim of improving the earnings level is developing according to plan resulting in an EBITA margin for Dental Implants of 25.5%.

Financial income and expenses, net, totaled SEK –5.7 million (–9.0).

Income before tax amounted to SEK 137.9 million (88.1).

Investments

Capital expenditures on fixed assets totaled SEK 23.6 million (42.0), whereof 10.4 relate to production machinery.

Personnel

The number of employees at the end of March 2002 was 1 314 (1 213), of whom 419 (383) were employed in Sweden.

Liquidity and financial position

Liquid assets totaled SEK 337.2 million (31/12/2001: SEK 233.8 million).

Cash flow from current operations amounted to SEK 177.8 million (94.5).

Net debt decreased by SEK 146.6 million to SEK 125.4 million in the first quarter of 2002.

The net debt/equity ratio was 6.4% (14.1%) and the debt/equity ratio was 24.4% (27.0%).

The interest coverage ratio was 19.1 (9.4).

Development of the Group's equity:

	31/3/2002	31/3/2001
Beginning balance	1,934.6	1,737.9
Net income	+86.9	+56.0
Warrants and options	–	+3.0
Translation differences	–62.3	–14.9
Ending balance	1,959.2	1,782.0

The equity/assets ratio was 63.0% (31/12/2001: 63.5%).

Shareholders' equity per average share was SEK 77.27 (31/12/2001: SEK 76.33).

The number of shares on 31/3/2002 totaled 25,354,900 (31/12/2001: 25,354,900). The average number of shares in the first quarter of 2002 was 25,354,900 (25,245,011).

As of January 1, 2002, a number of new accounting standards were introduced in Sweden, whereof the one most important to Nobel Biocare's operations, RR15 Intangible Assets, requires all companies to distinguish their R&D activities in research costs which are to be expensed and development costs which under special circumstances can be capitalized. Nobel Biocare has concluded that its R&D costs are predominantly related to the search and evaluation of alternative materials, equipment, products and systems. As a consequence, Nobel Biocare's present R&D activities are classified as research costs and expensed in the income statement.

A new Swiss holding structure

On 3 April 2002, the Nobel Biocare Board of Directors announced that a decision had been made to initiate the establishment of a new Swiss holding structure. The aim is to support the company's continued efforts to increase profitability, to sustain long-term market leadership and to create value for the shareholders.

Consulting costs in relation to the proposed new Swiss holding structure will be accounted for with start in Q2, as the formal board decision and the following announcement were made in April 2002. At this stage, the total consulting costs are estimated to be in the range of SEK 65 million to SEK 70 million, with the majority of the costs being charged to the proposed new parent company. Nobel Biocare AB's share of the total consulting costs are estimated at approximately SEK 15 million.

Business Area Dental Implants

Both the Brånemark System and Steri-Oss/Replace brands experienced a good start to the year. Sales of business area Dental Implants totaled SEK 637.7 million (552.7) in the first quarter compared with 2001. Excluding sales of Gore products, Dental Implant sales increased by 16.2% (12.5% currency adjusted).

Sales in Europe (excluding the Nordic countries) increased by 15% (12% currency adjusted). Strong sales momentum was maintained in Italy, France and Spain. The UK, Belgium and the Netherlands showed strong sales increase.

In North America, sales increased by 17% (10% currency adjusted).

The Asia/Pacific region excluding Japan experienced excellent growth trends with an increase of 35% (27% currency adjusted). Sales growth in Japan improved significantly amounting to 28% (31% currency adjusted).

In Latin America, sales increased by 12% (28% currency adjusted).

Operating income (EBIT) amounted to SEK 144.0 million (94.0). Operating income before goodwill amortization (EBITA) amounted to SEK 162.7 million (109.3).

The EBITA margin was 25.5% (19.8%).

The new sales strategy to target new customers with Replace and Easy Abutment resulted in significant growth for the Replace brand in Europe in Q1 2002. In North America, the strong growth momentum for Replace was maintained.

The success of Nobel Biocare's innovative new TiUnite implant surface continued. The clinical performance of the TiUnite surface has been shown to produce significant improvements in both implant survival and immediate function. Clinical studies of TiUnite performance for immediate function will be published in Q3 2002.

TiUnite was introduced on the Replace implant brand in the fourth quarter of 2001 and has been a major success. The overwhelmingly positive market reception resulted in short-term supply problems at the end of 2001, which were resolved during Q1 2002 when new production capacity was added at the US production site.

At the end of Q1 2002, the TiUnite surface already accounted for 44% of Replace implant sales.

TiUnite on Brånemark System accounted for 63% of implant sales at the end of Q1 2002. In the US and Germany, where TiUnite was first introduced, the new surface accounted for 75% of implant sales.

A unique product offer of personalized prosthetics for dental implants was launched at the Academy of Osseointegration meeting in March 2002. Special interest was paid to the ceramic version of Procera Abutment and the 3D CAD software program for dentists, which can be used to design personalized abutments at the dental office.

A new generation of bio-resorbable membranes, Gore Resolut Adapt, will be launched in Q2 2002. The new membrane is used to build bone for implant treatment and has excellent handling characteristics for the dentist.

Business Area Procera

Sales in Procera® totaled SEK 91.2 million (77.8). This corresponds to an increase of 17.2% (12.1% currency adjusted) compared with the first quarter of 2001.

Sales of Procera AllCeram and Procera Scanner showed a steady growth trend.

Operating income (EBIT) amounted to SEK –0.4 million (3.1). Operating income before goodwill amortization (EBITA) amounted to SEK 6.4 million (3.1).

The EBITA margin was 7.0% (3.9%).

At the Chicago midwinter meeting in February, and at the Academy of Osseointegration meeting in Dallas in March 2002, Nobel Biocare introduced a series of innovative products that attracted great interest:

- A completely new Procera 3D CAD design program. The plan is to upgrade all present Procera Network laboratories worldwide and to equip all new customers with the new 3D CAD in 2002.
- Procera AllCeram 0.4 esthetic coping in North America.
- Procera Ceramic Abutment.

Following the acquisition of the remaining 50% of the shares in Procera Sandvik AB at the end of December 2001, Procera is now being integrated in the Nobel Biocare organization. The integration will be finalized during the first half of 2002.

Gothenburg, 24 April, 2002

Nobel Biocare AB (publ.)

Heliane Canepa
President

Auditor's Report

We have carried out a general review of this interim report, in accordance with the recommendation issued by the Swedish Institute of Authorized Public Accountants (FAR). A general review is considerably limited in comparison with an audit. Based on our review nothing came to our attention that indicates that the report does not comply with the requirements specified in the Swedish Stock Exchange Act or the Swedish Annual Accounts Act.

Gothenburg, 24 April 2002

Ernst & Young AB

Bertel Enlund
Authorized Public Accountant

Income statement Group

SEK M	Jan–March 2002	Jan–March 2001	Full year 2001
Net sales	728.9	630.5	2,663.2
Cost of goods sold	–195.4	–193.1	–822.1
Gross profit	**533.5**	**437.4**	**1,841.1**
R&D, sales and administrative expenses	–389.9	–342.6	–1,408.9
Other operating income and operating expenses – net	–	2.3	–2.1
Non-recurring items	–	–	–66.4
Operating profit	**143.6**	**97.1**	**363.7**
Financial income and expenses – net	–5.7	–9.0	–24.7
Profit before tax	**137.9**	**88.1**	**339.0**
Taxes	–51.0	–32.1	–150.0
NET PROFIT	**86.9**	**56.0**	**189.0**

Balance sheets Group

SEK M	31 March, 2002	31 March, 2001	31 Dec, 2001
ASSETS			
Intangible fixed assets	1,532.4	1,081.5	1,590.1
Tangible fixed assets	277.0	237.7	286.6
Financial fixed assets	81.6	124.1	79.9
Total fixed assets	**1,891.0**	**1,443.3**	**1,956.6**
Inventories	205.7	292.5	218.7
Current receivables	677.4	716.3	636.9
Financial current assets	337.2	193.6	233.8
Total current assets	**1,220.3**	**1,202.4**	**1,089.4**
TOTAL ASSETS	**3,111.3**	**2,645.7**	**3,046.0**
LIABILITIES AND EQUITY			
Equity	1,959.2	1,782.0	1,934.6
Allocations	210.4	11.7	203.7
Long-term liabilities	433.2	520.6	450.3
Current liabilities	508.5	331.4	457.4
TOTAL EQUITY AND LIABILITIES	**3,111.3**	**2,645.7**	**3,046.0**

Statement of cash flows Group

SEK M	Jan–March 2002	Jan–March 2001	Full year 2001
Operating income	143.6	97.1	363.7
Adjustments for items not included in cash flow	59.4	33.7	223.0
Interest received/ paid and similar items, net	-7.2	-9.0	-30.8
Taxes paid	-9.5	-12.5	-21.7
Cash flow generated by current operations before changes in working capital	**186.3**	**109.3**	**534.2**
Changes in working capital	-8.5	-14.8	150.1
Cash flow from current operations	**177.8**	**94.5**	**684.3**
Cash flow from investment operations	-23.6	-42.0	-460.2
Cash flow after investment operations	**154.2**	**52.5**	**224.1**
Redemption of warrants	–	–	1.3
Loans raised/amortized, net	-45.2	-23.0	-96.7
Dividends paid	–	–	-60.8
Cash flow from financing operations	**-45.2**	**-23.0**	**-156.2**
Cash flow after financing operations	**109.0**	**29.5**	**67.9**
Cash and bank at the start of the year	233.8	164.1	164.1
Exchange rate difference in cash and bank	-5.6	–	1.8
Cash and bank balances at the end of the period	**337.2**	**193.6**	**233.8**

Summary of operations

SEK M	Jan–March 2002	Jan–March 2001	Full year 2001
Net sales	728.9	630.5	2,663.2
Operating income	143.6	97.1	363.7
Operating margin excluding goodwill amortization	23.2%	17.8%	16.1%
Operating margin	19.7%	15.4%	13.7%
Income after financial income and expenses	137.9	88.1	339.0
Cash flow from current operations	177.8	94.5	684.3
Return on average capital employed	23.7%	17.1%	15.4%
Return on average equity	18.2%	13.6%	10.1%
Equity/assets ratio	63.0%	67.4%	63.5%
Earnings per share excl. goodwill amortization, SEK	4.43	2.83	10.00
Earnings per share, SEK	3.43	2.21	7.45
Earnings per share after dilution, SEK	3.27	2.20	7.12
Balance sheet total	3,111.3	2,645.7	3,046.0
Equity	1,959.2	1,782.0	1,934.6
Investments	23.6	42.0	102.2
Equity per share, SEK	77.27	70.59	76.33
Average number of shares	25,354,900	25,245,011	25,346,215
Number of employees	1,314	1,213	1,328

Key figures, excluding non-recurring items

Operating income	143.6	97.1	430.1
Operating margin excluding goodwill amortization	23,2%	17,8%	18,6%
Operating margin	19.7%	15.4%	16.1%
Income after financial income and expenses	137.9	88.1	405.4
Return on average capital employed	23.7%	17.1%	18.2%
Return on average equity	18.2%	13.6%	13.7%
Earnings per share excl. goodwill amortization, SEK	4.43	2.83	12.62
Earnings per share, SEK	3.43	2.21	10.07

Section 10

Financial statements – Nobel Biocare AB

Income statements Group

SEK K	Note	2001	2000 *	1999 *
Net sales	2	2,663,229	2,109,520	1,738,092
Cost of goods sold	5	-822,086	-638,988	-472,061
Gross profit		**1,841,143**	**1,470,532**	**1,266,031**
Selling expenses	5	-1,089,160	-903,119	-794,143
Administrative expenses	5,6	-199,478	-182,757	-167,431
Research and development costs		-120,258	-114,979	-78,560
Non-recurring items	4	-66,362	22,280	-9,098
Other operating income and expenses		-2,146	-2,350	2,275
Operating profit		**363,739**	**289,607**	**219,074**
Result from financial investments				
Interest income and similar items	9	12,570	6,396	2,632
Interest expense and similar items	10	-37,323	-48,218	-37,351
Total result from financial investments		**-24,753**	**-41,822**	**-34,719**
Profit before tax		**338,986**	**247,785**	**184,355**
Tax on profit for the year	1,12	-150,032	-113,665	-71,700
NET PROFIT FOR THE YEAR		**188,954**	**134,120**	**112,655**

* Restated due to new accounting recommendations.

Balance sheets Group

SEK K	Note	2001-12-31	2000-12-31*	1999-12-31*
ASSETS				
Fixed assets				
Intangible fixed assets				
Capitalized expenditure for computer programs	13	8,047	21,543	24,512
Patents	13	3,568	3,397	2,676
Goodwill	13	1,578,528	1,030,416	1,029,234
		1,590,143	1,055,356	1,056,422
Tangible fixed assets				
Buildings and land	14	17,066	25,016	23,119
Machinery	14	143,770	88,706	81,412
Equipment	14	125,771	99,048	67,346
		286,607	**212,770**	**171,877**
Financial fixed assets				
Participation in associated companies	15,16	15,527	7,567	7,567
Receivables from associated companies		–	18,006	18,389
Deferred tax asset	12	40,334	101,167	216,042
Other long-term receivables	17	23,967	29,094	9,602
		79,828	**155,834**	**251,600**
Total fixed assets		**1,956,578**	**1,423,960**	**1,479,899**
Current assets				
Inventories				
Raw materials and consumables		54,009	73,158	72,071
Work in progress		27,069	29,396	12,768
Finished products and goods for resale		137,649	194,267	170,935
		218,727	**296,821**	**255,774**
Current receivables				
Accounts receivable		498,385	509,872	442,836
Receivables from associated companies		586	1,359	685
Deferred tax asset	12	67,541	122,712	85,793
Other receivables		28,022	32,134	35,136
Prepaid expenses and accrued income	18	42,413	32,292	34,640
		636,947	**698,369**	**599,090**
Cash and bank	19	233,790	164,052	121,797
Total current assets		**1,089,464**	**1,159,242**	**976,661**
TOTAL ASSETS		**3,046,042**	**2,583,202**	**2,456,560**

* Restated due to new accounting recommendations.

Balance sheets Group

SEK K	Note	2001-12-31	2000-12-31*	1999-12-31*
EQUITY AND LIABILITIES				
Equity	20			
Restricted equity				
Share capital		316,936	314,439	311,537
Statutory reserves		701,215	748,150	710,565
		1,018,151	1,062,589	1,022,102
Non-restricted equity				
Profit brought forward		727,489	541,218	467,374
Profit for the year		188,954	134,120	112,655
		916,443	**675,338**	**580,029**
Total equity		**1,934,594**	**1,737,927**	**1,602,131**
Allocations	21	**203,726**	**17,064**	**32,712**
Long-term liabilities	22	**450,283**	**504,650**	**455,761**
Current liabilities				
Short-term bank loans		72,535	63,603	123,757
Accounts payable		105,849	78,752	70,949
Liabilities to associated companies		–	525	12,061
Current tax liabilities		22,016	8,673	8,515
Other liabilities		52,007	45,875	39,814
Accrued expenses and prepaid income	23	205,032	126,133	110,860
Total current liabilities		**457,439**	**323,561**	**365,956**
TOTAL EQUITY AND LIABILITIES		**3,046,042**	**2,583,202**	**2,456,560**
Pledged assets	24	**15,273**	**338**	**357**
Contingent liabilities	25	**18,489**	**9,878**	**11,858**

* Restated due to new accounting recommendations.

Statements of cash flows Group

SEK K	Note	2001	2000	1999
Current operations				
Operating income		363,739	289,607	219,074
Adjustments for items not included in cash flow:				
Amortization/Depreciation	5	151,017	121,558	111,366
Expenditures charged against the restructuring reserve		-2,212	-17,725	-72,063
Other items not affecting liquidity		74,242	-25,538	-25,269
		586,786	**367,902**	**233,108**
Interest received and similar items		12,570	6,396	2,632
Interest paid and similar items		-43,417	-44,213	-27,162
Taxes paid		-21,687	-29,086	-8,661
Cash flow generated by current operations before changes in working capital		**534,252**	**300,999**	**199,917**
Changes in working capital				
Inventories		58,604	-27,347	-45,372
Receivables		57,192	-16,508	-80,438
Liabilities and allocations		34,351	4,792	-52,962
Cash flow from current operations		**684,399**	**261,936**	**21,145**
Investment operations				
Acquisition of intangible fixed assets	13	-4,227	-16,061	-2,633
Acquisition of tangible fixed assets	14	-98,005	-91,721	-82,419
Changes in other financial fixed assets	28	-358,039	-9,061	-15,889
Cash flow from investment operations		**-460,271**	**-116,843**	**-100,941**
Cash flow after investment operations		**224,128**	**145,093**	**-79,796**
Financing operations				
Warrants and options	20	1,328	3,653	2,548
Loans raised	22	100,000	18,324	269,848
Amortization of loans	22	-196,754	-81,334	-155,346
Dividends paid	20	-60,774	-50,115	-42,348
Cash flow from financing operations		**-156,200**	**-109,472**	**74,702**
Change in liquid assets		**67,928**	**35,621**	**-5,094**
Cash and bank at the start of the year		**164,052**	**121,797**	**126,807**
Exchange rate difference in cash and bank		**1,810**	**6,634**	**84**
Cash and bank at the end of the year	19	**233,790**	**164,052**	**121,797**

Income statements Parent company

SEK K	Note	2001	2000 *
Net sales	2,26	1,268,753	964,568
Cost of goods sold	5,8,26	-813,368	-614,257
Gross profit		**455,385**	**350,311**
Selling expenses	5,8	-9,855	-10,708
Administrative expenses	5,6,8	-108,056	-114,990
Research and development costs		-79,905	-71,723
Non-recurring items	4	-29,491	22,280
Other operating expenses		-2,968	-2,001
Operating profit		**225,110**	**173,169**
Result from financial investments			
Result from participation in group companies	7	3,695	12,185
Result from participation in associated companies	8	–	-13,500
Interest income and similar items	9	315,301	303,186
Interest expense and similar items	10	-206,657	-227,994
Total result from financial investments		**112,339**	**73,877**
Profit after financial items		**337,449**	**247,046**
Appropriations	11	731	731
Profit before tax		**338,180**	**247,777**
Tax on profit for the year	1,12	-92,954	-76,796
NET PROFIT FOR THE YEAR		**245,226**	**170,981**

* Restated due to new accounting recommendations.

Balance sheets Parent company

SEK K	Note	2001-12-31	2000-12-31 *
ASSETS			
Fixed assets			
Intangible fixed assets			
Capitalized expenditure for computer programs	13	5,847	16,793
Patents	13	3,568	3,397
Goodwill	13	5,546	7,840
		14,961	**28,030**
Tangible fixed assets			
Buildings and land	14	17,066	25,016
Machinery	14	36,736	21,408
Equipment	14	32,288	14,940
		86,090	**61,364**
Financial fixed assets			
Participation in group companies	15,29	1,038,934	479,655
Participation in associated companies	15,16	15,527	8,073
Receivables from group companies		1,012,759	1,053,754
Receivables from associated companies		–	36,012
Deferred tax asset	12	–	2,520
Other long-term receivables	17	2,691	11,039
		2,069,911	**1,591,053**
Total fixed assets		**2,170,962**	**1,680,447**
Current assets			
Inventories			
Raw materials and consumables		5,567	16,300
Work in progress		16,040	17,675
Finished products and goods for resale		92,261	105,261
		113,868	**139,236**
Current receivables			
Accounts receivable		50,734	51,087
Receivables from group companies		201,044	178,520
Receivables from associated companies		575	724
Deferred tax asset	12	2,520	92,954
Other receivables		13,532	16,013
Prepaid expenses and accrued income	18	16,974	14,016
		285,379	**353,314**
Cash and bank	19	81,951	38,748
Total current assets		**481,198**	**531,298**
TOTAL ASSETS		**2,652,160**	**2,211,745**

* Restated due to new accounting recommendations.

Balance sheets Parent company

SEK K	Note	2001-12-31	2000-12-31 *
EQUITY AND LIABILITIES			
Equity	20		
Restricted equity			
Share capital		316,936	314,439
Statutory reserves		609,630	608,699
		926,566	**923,138**
Non-restricted equity			
Profit brought forward		537,848	429,573
Profit for the year		245,226	170,981
		783,074	**600,554**
Total equity		**1,709,640**	**1,523,692**
Untaxed reserves	14	**8,289**	**9,020**
Allocations	21	**189,695**	**3,044**
Long-term liabilities	22	**484,051**	**474,080**
Current liabilities			
Short-term bank loans		72,535	63,603
Accounts payable		69,965	51,486
Liabilities to group companies		5,444	19,445
Liabilities to associated companies		–	1,050
Other liabilities		22,205	19,310
Accrued expenses and prepaid income	23	90,336	47,015
Total current liabilities		**260,485**	**201,909**
TOTAL EQUITY AND LIABILITIES		**2,652,160**	**2,211,745**
Pledged assets	24	**14,882**	**None**
Contingent liabilities	25	**35,922**	**37,530**

* Restated due to new accounting recommendations.

Statements of cash flows Parent company

SEK K	Note	2001	2000
Current operations			
Operating income		225,110	173,169
Adjustments for items not included in cash flow:			
Amortization/Depreciation	5	32,359	29,589
Other items not affecting liquidity		86,579	–18,674
		344,048	**184,084**
Dividends received	7	14,150	18,978
Interest received and similar items		137,207	72,337
Interest paid and similar items		–37,075	–36,230
Cash flow generated by current operations before changes in working capital		**458,330**	**239,169**
Changes in working capital			
Inventories		25,368	–10,953
Receivables		–22,499	65,986
Liabilities and allocations		39,007	27,181
Cash flow from current operations		**500,206**	**321,383**
Investment operations			
Acquisition of intangible fixed assets	13	–2,090	–10,582
Acquisition of tangible fixed assets	14	–42,596	–24,547
Changes in long-term receivables from group companies		73,565	–204,762
Changes in other financial fixed assets	28	–360,888	–225
Cash flow from investment operations		**–332,009**	**–240,116**
Cash flow after investment operations		**168,197**	**81,267**
Financing operations			
Warrants and options	20	1,328	3,653
Loans raised	22	100,000	18,324
Amortization of loans	22	–167,278	–79,802
Dividends paid	20	–60,774	–50,115
Cash flow from financing operations		**–126,724**	**–107,940**
Change in liquid assets		**41,473**	**–26,673**
Cash and bank at the start of the year		**38,748**	**62,713**
Exchange rate difference in cash and bank		**1,730**	**2,708**
Cash and bank at the end of the year	19	**81,951**	**38,748**

Comments and notes to the accounts

NOTE 1 Accounting and valuation principles

The Nobel Biocare Group's accounting and valuation principles comply with the recommendations and statements of the Swedish Financial Accounting Standards Council.

The Swedish Financial Accounting Standards Council has issued new recommendations, several of which came into force on 1 January 2001. The Group has been applying these recommendations from the interim report for the first quarter of 2001. The recommendation which has the greatest effect on the group's financial reports is Directive No. 9, Income tax. If Directive No. 9 had been applied to the year 2000, the group's tax cost for the year would have increased by SEK 77 M. The group's balance sheet has been converted to take account of the deferred tax asset and the group's opening equity for 2001 has been increased by some SEK 223 M.

Consolidated accounts

The consolidated accounts include, in addition to the parent company, group companies in which the parent company has more than 50 per cent of the voting rights.

The consolidated accounts are prepared in accordance with the recommendations of the Swedish Financial Accounting Standards Council with respect to consolidated accounting and the consolidated balance sheet is prepared in accordance with the purchase method. The group applies the so-called current method when converting the accounts of foreign group companies. The balance sheets of all group companies have been translated at the exchange rates on 31 December, while the income statements have been translated at average exchange rates for the year. Resulting translation differences are credited/charged directly to shareholders' equity.

Associated companies

Associated companies are companies in which the parent company holds a minimum of 20 per cent and a maximum of 50 per cent of the voting rights and where this ownership constitutes part of a permanent relationship. On 31 December 2001, Nobel Biocare AB owned one associated company, ENTific Medical Systems AB (39.8 per cent). ENTific Medical Systems AB is recorded at its acquisition value as this largely corresponds to Nobel Biocare AB's share of the company's equity on 31 December 2001.

Until 26 December 2001, Procera Sandvik AB was a joint venture (50.0 per cent) between Nobel Biocare AB and Sandvik Hard Materials AB and was recorded for the year 1999 until that date according to the proportional method.

Receivables and liabilities in foreign currency

Receivables, liabilities and forward agreements in foreign currency have been valued in accordance with Directive No. 8 of the Swedish Financial Accounting Standards Council. Differences in interest between SEK and individual currencies are recorded among net interest income/expense, while currency exchange differences are recorded among the cost of goods sold.

Currency exchange rates

The following exchange rates have been used when the income statements and balance sheets of foreign subsidiaries have been translated:

Income statements (average rates)

	2001	2000	1999
EUR	9.2415	8.4449	–
USD	10.3176	9.1618	8.2635
JPY	0.0850	0.0851	0.0729
GBP	14.8551	13.8620	13.3696
CAD	6.6679	6.1671	5.5645
AUD	5.3408	5.3141	5.3348
HKD	1.3229	1.1757	1.0652
CHF	6.1197	5.4236	5.5071
BRL	4.3877	5.0358	4.5564

Balance sheets (closing-day rates)

	2001	2000	1999
EUR	9.4240	8.8570	–
USD	10.6700	9.5300	8.5250
JPY	0.0813	0.0832	0.0835
GBP	15.4800	14.2200	13.7950
CAD	6.6923	6.3500	5.8725
AUD	5.4250	5.2825	5.5625
HKD	1.3675	1.2225	1.0975
CHF	6.3625	5.8135	5.3360
BRL	4.6078	4.9038	4.7779

Inventories

Inventories have been valued at their acquisition price or their actual value, whichever is lower. The actual value is the acquisition value or the net sales value, if this is lower. The acquisition value is calculated according to the FIFO (first-in-first-out) method. The acquisition cost includes material, labour and other production costs.

Accounts receivables

Accounts receivables are recorded on the basis of individual valuations of the amounts expected to be received.

Fixed assets

Fixed assets are recorded at their acquisition price after a deduction for straight-line amortisation or depreciation. Amortisation or depreciation takes place on a straight-line basis over the estimated economic life of the asset. The following amortisation or depreciation periods are used for the various types of assets:

Goodwill	5–20 years
Other intangible assets	3–5 years
Land improvements	25 years
Buildings	25 years
Machinery	5 years
Equipment	5 years

The Group's goodwill is primarily related to the acquisition of Nobel Biocare USA, Inc. (formerly Steri-Oss Inc.) and Procera Sandvik AB (being changed to Nobel Biocare Procera AB). The amortisation of these goodwill items takes place over 20 years, and the amortisation of goodwill attributable to the acquisition of Procera Sandvik AB will begin in 2002. The amortisation period for goodwill attributable to Nobel Biocare USA, Inc. is justified by Steri-Oss' brand names, market position, especially in North America, and research and development programs. The amortisation period for goodwill attributable to Procera Sandvik AB is justified by this company's research and development programs when it comes to individualized ceramic prosthetics for both conventional and implant treatment and the fact that, as a result of the acquisition, the Nobel Biocare Group can make more effective use of its existing sales and distribution network to secure future development and positioning on the total dental market.

Leasing
The group has no financial leasing contracts apart from contracts relating to company cars, which have no material value. No capitalization has therefore taken place.

Warranty reserves
The estimated cost of future warranty undertakings is reserved at the time of sale.

Pension costs/pension liabilities
The group's pension costs are entered as a liability and/or paid to insurance companies as they are earned.
The pension liability is based on actuarial conditions based on the salary and pension levels prevailing on closing day.

Research and development work
Research and development costs are charged in the year in which they are incurred.

Prices between group companies
The prices of deliveries between group companies are based on the market rates.

Statements of cash flow
The statements of cash flows have been drawn up in accordance with Directive No. 7 of the Swedish Financial Accounting Standards Council relating to the recording of cash flows in accordance with the indirect method. Cash and bank balances are classified as liquid assets.

Synthetic options in an option program
The valuation of outstanding synthetic options is made with the assistance of external valuers who use the so-called Black & Scholes method. The term of these options expired on 31 March 2000, at which time most of the option holders chose to redeem their options.

1999 and 2000 are restated due to new accounting recommendations
The Swedish Financial Accounting Standards Council has issued new recommendations which came into force on 1 January 2001. The 1999 and 2000 numbers are restated due to the new accounting recommendation which has led to an additional tax expense of SEK 77 M for the year 2000 and SEK 28 M for the year 1999.

NOTE 2 Distribution of net sales between business areas and geographical markets

Net sales are distributed between business areas as follows:

Group	2001	2000	1999
Dental Implants	2,329,532	1,851,048	1,528,403
Procera®	333,697	258,472	209,689
Total	2,663,229	2,109,520	1,738,092

Parent company	2001	2000
Dental Implants	1,000,879	748,775
Procera®	267,874	215,793
Total	1,268,753	964,568

Net sales are distributed between geographical markets as follows:

Group	2001	2000	1999
Nordic countries	177,932	145,612	166,954
Europe, excl. Nordic countries	950,479	739,697	622,396
North America	1,114,749	863,964	750,803
Other markets	420,069	360,247	197,939
Total	2,663,229	2,109,520	1,738,092

Parent company	2001	2000
Nordic countries	176,248	168,493
Europe, excl. Nordic countries	574,280	395,169
North America	313,664	263,064
Other markets	204,561	137,842
Total	1 268,753	964,568

NOTE 3 Salaries, other remunerations and payroll overheads

	2001		2000		1999	
	Salaries and other remunerations	Payroll overheads (whereof pension costs)	Salaries and other remunerations	Payroll overheads (whereof pension costs)	Salaries and other remunerations	Payroll overheads (whereof pension costs)
Parent company	160,957	83,123 (36,946)	124,821	56,947 (16,734)	112,696	47,707 (15,905)
Subsidiaries outside Sweden	405,842	116,465 (16,828)	340,245	88,420 (8,319)	326,202	32,756 (8,570)
Group total	566,799	202,619 (53,774)	465,066	145,367 (25,053)	438,898	80,463 (24,475)

Salaries and other remunerations distributed by country and between board members etc and other employees:

	2001		2000		1999	
	Board, president and vice president	Other employees	Board, president and vice president	Other employees	Board, president and vice president	Other employees
Parent company	16,065	144,892	5,609	119,212	4,972	107,724
Subsidiaries outside Sweden	18,658	387,184	16,127	324,118	16,916	309,286
Group total	34,723	532,076	21,736	443,330	21,888	417,010

Note 3 cont.

2001

In 2001, the current president received a total of SEK 1,000 K (SEK 0 K) in salary and other remuneration. In 2001, the former president received, a total of SEK 12,045 K (SEK 2,869 K) including salary and bonus both paid and accrued as severance pay.

The parent company's salaries and other remunerations include a bonus to the current president of SEK 0 K (SEK 0 K) and to the former president of SEK 3,493 K (SEK 0 K) including bonus accrued as severance pay. Bonuses to the presidents of foreign subsidiaries total SEK 2,436 K (SEK 1,247 K).

The president has an agreement including a six-month period of notice from the company. The company has the opportunity to maintain the non-competition clause for one year against payment of salary. The Company's pension premium for the president amounts to 25 per cent of the salary. In 2001, a pension premium of SEK 0 K (SEK 0 K) was paid on behalf of the current president, while SEK 9,277 K (SEK 2,798 K) including pension accrued as severance pay was paid on behalf of the former president.

In 2001, other leading executives received a total of SEK 7,383 K in salaries and other remunerations, and former other leading executives received a total of SEK 2,722 K in salaries and other remunerations. In 2000, other leading executives received a total of SEK 8,200 K in salaries and remunerations. Other leading executives have a period of notice of six months on the part of the company with severance pay of 12 months' salary, but with a deduction of the income received from a potential new employer. These executives receive a pension in accordance with the ITP (supplementary pensions for salaried employees) plan. The age of retirement varies between 60 and 65 years.

In accordance with a decision at a shareholder's meeting in 2001, the chairman of the board receives remunerations of SEK 302 K (SEK 210 K) and other board members each receive, SEK 180 K (SEK 125 K) each.

2000

The parent company's salaries and other remuneration include a bonus to the president of SEK 0 K (SEK 442 K). Bonuses to the presidents of foreign subsidiaries total SEK 1,247 K (SEK 1,025 K).

The president has an agreement involving severance pay totalling two yearly salaries. In addition, the president has the option of retiring with a pension at the age of 60. In this case, the pension will be 65 per cent of pensionable income. In 2000, a pension premium of SEK 2,798 K (SEK 2,134 K) was paid on behalf of the president.

In accordance with the decision made by the AGM in 2000, the chairman of the board received SEK 210 K (SEK 190 K) and the other members of the board each received SEK 125 K (SEK 110 K). In 2000, the president received a total of SEK 2,869 K (SEK 3,136 K) in salary and other remuneration. Other leading executives received a total of SEK 8,200 K (SEK 8,863 K) in salaries and other remuneration. Other leading executives have a maximum period of notice of 12 months on the part of the Company. These executives receive a pension in accordance with the ITP (supplementary pensions for salaried employees) plan.

1999

The parent company's salaries and other remunerations include a bonus to the president of SEK 442 K (1,042). Bonuses to the presidents of foreign subsidiaries total SEK 1,025 K (2,570).

The president has an agreement involving severance pay totalling two yearly salaries, which can only be initiated by the company. In addition, the president has the option of retiring with a pension at the age of 60. In this case, the pension will be 65 per cent of pensionable income. In 1999, a pension premium of SEK 2,134 K (1,477) was paid on behalf of the president.

NOTE 4 Non-recurring items

Group	2001	2000	1999
Non-recurring income			
Refund of surplus funds from Alecta Pension Insurance, mutually (former SPP)	–	22,280	–
	–	22,280	–
Non-recurring expenses			
Severance pay to former executive management	–20,857	–	–
Reorganization of the European administration	–6,405	–	–
Correction of errors from previous year	–	–	–9,098
Accruals for scrapping costs due to new valuation policy	–39,100	–	–
	–66,362	–	–9,098
Net non-recurring items	–66,362	22,280	–9,098

Parent company	2001	2000
Non-recurring income		
Refund of surplus funds from Alecta Pension Insurance, mutually (former SPP)	–	22,280
	–	22,280
Non-recurring expenses		
Severance pay to former executive management	–20,857	–
Reorganization of the European administration	–1,634	–
Accruals for scrapping costs due to new valuation policy	–7,000	–
	–29,491	–
Net non-recurring items	–29,491	22,280

NOTE 5 Amortization and depreciation

Group	2001	2000	1999
Intangible fixed assets			
Capitalized expenditure for computer programs	16,974	14,161	11,464
Patents	935	1,154	2,010
Goodwill	64,436	59,095	55,010
	82,345	74,410	68,484
Tangible fixed assets			
Buildings and land	1,326	1,153	2,544
Machinery	26,063	15,758	15,111
Equipment	41,283	30,237	25,227
	68,672	47,148	42,882
Total	151,017	121,558	111,366

Parent company	2001	2000
Intangible fixed assets		
Capitalized expenditure for computer programs	11,930	9,474
Patents	935	1,154
Goodwill	2,294	2,294
	15,159	12,922
Tangible fixed assets		
Buildings and land	1,326	1,153
Machinery	9,532	10,293
Equipment	6,342	5,222
	17,200	16,668
Total	32,359	29,590

Note 5 cont.

2001

Group amortization and depreciation is divided between the cost of goods sold, SEK 30,889 K (SEK 21,767 K), selling expenses SEK 97,883 K (SEK 80,460 K) and administrative expenses SEK 22,245 K (SEK 19,331 K).

Parent company amortization and depreciation is divided between the cost of goods sold, SEK 9,791 K (SEK 11,446 K), selling expenses SEK 2,425 K (SEK 2,294 K) and administrative expenses SEK 20,143 K (SEK 15,850 K).

2000

Group depreciation is divided between the cost of goods sold, SEK 21,767 K (SEK 19,465 K), selling expenses SEK 80,460 K (SEK 74,910 K) and administrative expenses SEK 19,331 K (SEK 16,991 K).

1999

Group depreciation is divided between the cost of goods sold, SEK 19,465 K (SEK 14,291 K), selling expenses SEK 74,910 K (SEK 38,760 K) and administrative expenses SEK 16,991 K (SEK 17,345 K).

NOTE 6 Fees to auditors

Group	2001	2000	1999
Öhrlings PwC			
Auditing assignments	–	–	1,029
Other assignments	–	–	2,521
Ernst & Young			
Auditing assignments	2,236	1,202	690
Other assignments	647	1,325	–
Other auditing firms			
Auditing assignments	199	111	–
Other assignments	–	31	–
Total	3,082	2,669	4,240

Parent company	2001	2000
Ernst & Young		
Auditing assignments	542	329
Other assignments	243	–
Total	785	329

1999–2001

Auditing assignments involve auditing the annual report and accounts and the administration by the board of directors and the president and other duties for which the company's auditors are responsible. It also includes advice or other assistance resulting from observations made during these audits or the performance of other such duties. Everything else is classified as other assignments.

NOTE 7 Result from participation in group companies

Parent company	2001	2000
Dividends from group companies	14,150	18,978
Write-down of participation in group companies	–10,455	–6,793
Total	3,695	12,185

NOTE 8 Result from participation in associated companies

Parent company	2001	2000
Write-down of participation in associated companies due to shareholder's contribution	–	–13,500
Total	–	–13,500

2000–2001

The production of Procera AllCeram takes place at the former associated company Procera Sandvik AB (being changed to Nobel Biocare Procera AB). As a result of the agreement between the former owners, which regulated the prices between Nobel Biocare AB and Procera Sandvik AB, the parent company's and the group's recorded cost of goods sold is higher, whereas the selling and administrative expenses are lower than the corresponding costs in previous years.

NOTE 9 Interest income and similar items

Group	2001	2000	1999
Interest income	11,770	6,109	2,225
Other financial income	800	287	407
Total	12,570	6,396	2,632

Parent company	2001	2000
Interest income on receivables from associated companies	–	2,542
Other interest income	69,580	69,796
Exchange rate differences	245,721	230,848
Total	315,301	303,186
Of which the following relate to group companies		
Interest income	63,002	68,757
Exchange rate differences	203,464	183,420
Total	266,466	252,177

NOTE 10 Interest expense and similar items

Group	2001	2000	1999
Interest expense	30,283	44,371	29,759
Exchange rate differences	1,428	115	4,620
Other financial expenses	5,612	3,732	2,972
Total	37,323	48,218	37,351

Parent company	2001	2000
Interest expense	28,100	39,738
Exchange rate differences	178,031	187,885
Other financial expenses	526	371
Total	206,657	227,994
Of which the following relate to group companies		
Interest expense	1,612	–
Exchange rate differences	80,102	88,395
Total	81,714	88,395

NOTE 11 Appropriations

Parent company	2001	2000
Difference between book depreciation and straight-line depreciation	731	731
Total	731	731

NOTE 12 Taxes

The group's tax expenses consist of the following components:

Group	2001	2000	1999
Current tax	33,828	29,244	14,250
Deferred tax on temporary differences	116,204	84,421	57,450
Total	150,032	113,665	71,700

The parent company's tax expenses consist of the following components:

Parent company	2001	2000
Deferred tax on temporary differences	92,954	76,796
Total	92,954	76,796

2001

The Directive No. 9 has been applied to the year 2000 and 1999 and therefore the Group's tax expense for 2000 has increased by SEK 77 M and for 1999 by SEK 28.5 M. The group's balance sheet has been converted to take account of the deferred tax asset and the Group's opening equity for 2001 has been increased by some SEK 223 M and the opening equity for 2000 by some SEK 293 M.

The following deferred tax items are related to items booked directly to equity:

Group	2001	2000	1999
Deferred tax assets related to temporary differences	–	–	318,505
Total	–	–	318,505

Parent company	2001	2000
Deferred tax assets related to temporary differences	–	172,270
Total	–	172,270

As the change of the Accounting Standards came into effect on January 1, 2001, it is shown in Note 20, Change in Equity, as a result of the restatement, an effect of new accounting policies amounting to SEK 318,505 K, SEK 293,157 K and SEK 222,589 K for 1999, 2000 and 2001, respectively.

Note 12 cont.

2001

The difference between the group's tax expenses and the tax expenses based on actual tax rates consists of the following components:

Group	2001	2000	1999
Result before tax	338,986	247,785	184,355
Tax according to actual tax rates	125,425	91,680	68,211
Accruals relating to ongoing tax inspections	13,013	6,477	5,407
Tax losses not included in the basis for deferred tax assets	9,762	9,272	5,513
Tax effect on income/expenses not being taxable/deductible, net	1,832	6,236	–7,431
Total tax expense	150,032	113,665	71,700

Parent company	2001	2000
Result before tax	338,180	247,777
Tax according to actual tax rates	94,690	69,378
Tax effect on income/expenses not being taxable/deductible, net	–1,736	7,418
Total tax expense	92,954	76,796

2001

The actual tax rate for the group is 37% (37%) and in the parent company 28% (28%).

Temporary differences occur when the booked values of the assets/liabilities differ from the tax values. The temporary differences in the group resulted in the following deferred tax assets:

Group	2001	2000	1999
Deferred tax assets			
Tax losses carried forward	43,934	157,533	255,603
Intercompany profit in inventories	40,334	33,589	29,138
Other temporary differences	23,607	32,757	17,094
Total	107,875	223,879	301,835

Parent company	2001	2000
Deferred tax assets		
Tax losses carried forward	2,520	95,474
Total	2,520	95,474

NOTE 13 Intangible fixed assets

Group	2001	2000	1999
Capitalized expenditure			
For computer programs			
Opening acquisition value	67,216	54,490	47,216
Investments for the year	3,121	9,506	1,371
Sales and scrap	-38	-47	-80
Reclassification	-	2,649	5,459
Translation difference	1,250	618	524
Closing accumulated acquisition value	71,549	67,216	54,490
Opening amortization	45,673	29,978	15,047
Amortization for the year	16,974	14,161	11,464
Sales and scrap	-38	-47	-52
Reclassification	-	1,266	3,004
Translation difference	893	315	515
Closing accumulated amortization	63,502	45,673	29,978
Closing book value	8,047	21,543	24,512

Parent company	2001	2000
Capitalized expenditure		
for computer programs		
Opening acquisition value	48,737	40,963
Investments for the year	984	7,774
Closing accumulated acquisition value	49,721	48,737
Opening amortization	31,944	22,470
Amortization for the year	11,930	9,474
Closing accumulated amortization	43,874	31,944
Closing book value	5,847	16,793

Group	2001	2000	1999
Patents			
Opening acquisition value	21,607	17,867	10,114
Investments for the year	1,106	208	1,262
Reclassification	-	2,601	6,412
Translation difference	1,057	931	79
Closing accumulated acquisition value	23,770	21,607	17,867
Opening amortization	18,210	15,191	8,380
Amortization for the year	935	1,154	2,010
Reclassification	-	1,084	4,780
Translation difference	1,057	781	21
Closing accumulated amortization	20,202	18,210	15,191
Closing book value	3,568	3,397	2,676

Note 13 cont.

Parent company	2001	2000
Patents		
Opening acquisition value	12,772	9,963
Investments for the year	1,106	208
Reclassification	-	2,601
Closing accumulated acquisition value	13,878	12,772
Opening amortization	9,375	8,221
Amortization for the year	935	1,154
Closing accumulated amortization	10,310	9,375
Closing book value	3,568	3,397

Group	2001	2000	1999
Goodwill			
Opening acquisition value	1,193,387	1,125,163	1,035,547
Investments for the year	553,784	6,347	61,345
Translation difference	70,821	61,877	28,271
Closing accumulated acquisition value	1,817,992	1,193,387	1,125,163
Opening amortization	162,971	95,929	38,412
Amortization for the year	64,436	59,095	55,010
Translation difference	12,057	7,947	2,507
Closing accumulated amortization	239,464	162,971	95,929
Closing book value	1,578,528	1,030,416	1,029,234

Parent company	2001	2000
Goodwill		
Opening acquisition value	11,472	11,472
Closing accumulated acquisition value	11,472	11,472
Opening amortization	3,632	1,338
Amortization for the year	2,294	2,294
Closing accumulated amortization	5,926	3,632
Closing book value	5,546	7,840

1999

In 1999, the acquisition value of goodwill increased by SEK 49,873 K as a result of increased allocations for required restructuring activities.

NOTE 14 Tangible fixed assets

Group	2001	2000	1999
Buildings and land			
Opening acquisition value	38,470	52,897	42,366
Investments for the year	–	9,094	1,798
Sales and scrap	-670	–	–
Subsidies received	-1,586	–	–
Reclassification	-4,368	-26,293	7,859
Translation difference	–	2,772	874
Closing accumulated acquisition value	31,846	38,470	52,897
Opening depreciation	13,454	29,778	23,954
Depreciation for the year	1,326	1,153	2,544
Reclassification	–	-19,536	2,555
Translation difference	–	2,059	725
Closing accumulated depreciation	14,780	13,454	29,778
Closing book value	17,066	25,016	23,119
Book value of real estate in Sweden	8,777	15,996	17,074
Assessed value of real estate in Sweden	9,867	8,667	9,780

Parent company	2001	2000
Buildings and land		
Opening acquisition value	38,470	29,376
Investments for the year	–	9,094
Sales and scrap	-670	–
Subsidies received	-1,586	–
Reclassification	-4,368	–
Closing accumulated acquisition value	31,846	38,470
Opening depreciation	13,454	12,301
Depreciation for the year	1,326	1,153
Closing accumulated depreciation	14,780	13,454
Closing residual value according to plan	17,066	25,016
Difference between book depreciation and straight-line depreciation	-8,289	-9,020
Closing book value	8,777	15,996
Book value of real estate in Sweden	8,777	15,996
Assessed value of real estate in Sweden	9,867	8,667

Note 14 cont.

Group	2001	2000	1999
Machinery			
Opening acquisition value	239,570	210,972	173,371
Investments for the year	27,979	29,971	35,929
Acquired group company	44,170	–	–
Sales and scrap	-1,002	–	-3,590
Reclassification	14,902	-5,303	3,049
Translation difference	6,190	3,930	2,213
Closing accumulated acquisition value	331,809	239,570	210,972
Opening depreciation	150,864	129,560	120,025
Depreciation for the year	26,063	15,758	15,111
Sales and scrap	-1,002	–	-3,288
Reclassification	–	3,252	-3,226
Translation difference	372	2,294	938
Closing accumulated depreciation	188,039	150,864	129,560
Closing book value	143,770	88,706	81,412

Parent company	2001	2000
Machinery		
Opening acquisition value	140,080	131,161
Investments for the year	9,958	8,919
Sales and scrap	-1,002	–
Reclassification	14,902	–
Closing accumulated acquisition value	163,938	140,080
Opening depreciation	118,672	110,361
Depreciation for the year	9,532	10,293
Sales and scrap	-1,002	-1,982
Closing accumulated depreciation	127,202	118,672
Closing book value	36,736	21,408

Group	2001	2000	1999
Equipment			
Opening acquisition value	243,285	162,590	195,255
Investments for the year	71,612	52,656	44,692
Sales and scrap	-12,973	-5,788	-57,486
Reclassification	-10,534	26,346	-22,779
Translation difference	19,837	7,481	2,908
Closing accumulated acquisition value	311,227	243,285	162,590
Opening depreciation	144,237	95,244	127,759
Depreciation for the year	41,283	30,237	25,227
Sales and scrap	-7,681	-5,273	-53,237
Reclassification	–	20,438	-7,113
Translation difference	7,617	3,591	2,608
Closing accumulated depreciation	185,456	144,237	95,244
Closing book value	125,771	99,048	67,346

Note 14 cont.

Parent company	2001	2000
Equipment		
Opening acquisition value	53,512	49,918
Investments for the year	34,216	6,532
Reclassification	-10,534	-2,939
Translation difference	23	1
Closing accumulated acquisition value	77,217	53,512
Opening depreciation	38,572	34,309
Depreciation for the year	6,342	5,222
Reclassification	–	-955
Translation difference	15	-4
Closing accumulated depreciation	44,929	38,572
Closing book value	32,288	14,940

NOTE 15 Financial fixed assets

Parent company	2001	2000
Participation in group companies		
Opening acquisition value	803,821	797,028
Investments for the year	558,773	–
Capital contributions	10,455	6,793
Reclassification	14,006	–
Closing accumulated acquisition value	1,387,055	803,821
Opening write-down	324,166	317,373
Write-down for the year	10,455	6,793
Reclassification	13,500	–
Closing accumulated write-down	348,121	324,166
Closing book value	1,038,934	479,655

Note 15 cont.

Group	2001	2000	1999
Participation in associated companies			
Opening acquisition value	21,067	7,567	–
Investments for the year	7,960	–	7,567
Capital contribution	–	13,500	–
Reclassification	-13,500	–	–
Closing accumulated acquisition value	15,527	21,067	7,567
Opening write-down	13,500	–	–
Write-down for the year	–	13,500	–
Reclassification	-13,500	–	–
Closing accumulated write-down	–	13,500	–
Closing book value	15,527	7,567	7,567

Parent company	2001	2000
Participation in associated companies		
Opening acquisition value	21,573	8,073
Investments for the year	7,960	–
Capital contribution	–	13,500
Reclassification	-14,006	–
Closing accumulated acquisition value	15,527	21,573
Opening write-down	13,500	–
Write-down for the year	–	13,500
Reclassification	-13,500	–
Closing accumulated write-down	–	13,500
Closing book value	15,527	8,073

NOTE 16 Participation in associated companies

	Share of capital rights			Share of voting rights			Book value in parent company			Number of shares		
	2001	2000	1999	2001	2000	1999	2001	2000	1999	2001	2000	1999
ENTific Medical Systems AB	39.8%	39.8%	49.8%	39.8%	39.8%	49.8%	15,527	7,567	7,567	570,119	500,000	10,000
Procera Sandvik AB	–	50%	50%	–	50%	50%	–	506	506	–	5,000	5,000
Total							15,527	8,073	8,073			

2000-2001

Procera Sandvik AB is from December 27, 2001, a fully-owned group company within the Nobel Biocare Group.

In 2001, 70,119 shares have been subscribed at a value of SEK 7,960 K in connection with a new share issue in ENTific Medical Systems AB.

Information relating to corporate ID number, headquarters, equity and income after tax:

Corporate ID No.	HQ	Equity 2001	Equity 2000	Income after tax 2001	Income after tax 2000
ENTific Medical Systems AB 556561-7114	Gothenburg	36,675	15,817	525	-12,582

1999

Information relating to corporate ID number, headquarters, equity and income after tax 1999:

Corporate ID No.	HQ	Equity	Income after tax
ENTific Medical Systems AB 556561-7114	Gothenburg	8,364	-8,995
Procera Sandvik AB 556350-7879	Stockholm	-3,613	-5,315

NOTE 17 Other long-term receivables

Group	2001	2000	1999
Long-term accounts receivable	13,670	10,217	–
Rent deposits	7,606	7,726	9,060
Alecta (former SPP) funds	2,691	10,048	–
Advances to suppliers	–	991	–
Other long-term receivables	–	112	542
Total	23,967	29,094	9,602

Parent company	2001	2000
Alecta (former SPP) funds	2,691	10,048
Advances to suppliers	–	991
Total	2,691	11,039

NOTE 18 Prepaid expenses and accrued income

Group	2001	2000	1999
Prepaid selling expenses	12,386	8,482	8,699
Prepaid rent	7,069	6,391	5,216
Prepaid R&D	3,338	–	
Prepaid insurance	1,812	1,409	1,044
Prepaid royalty	3,379	9,485	6,320
Other items	14,429	6,525	13,361
Total	42,413	32,292	34,640

Parent company	2001	2000
Prepaid selling expenses	2,192	3,585
Prepaid rent	2,909	2,801
Prepaid R&D	3,338	–
Prepaid insurance	519	640
Prepaid royalty	1,192	5,990
Other items	6,824	1,000
Total	16,974	14,016

NOTE 19 Cash and bank

2001

At year-end, unutilized credits, which were not included in cash and bank, totalled SEK 409,172 K (SEK 254,681 K) in the group and SEK 382,382 K (SEK 247,819 K) in the parent company.

2000

At year-end, unutilized credits, which were not included in cash and bank, totalled SEK 254,681 K (SEK 177,877 K) in the group and SEK 247,819 K (SEK 172,759 K) in the parent company.

1999

At year-end, unutilized credits, which were not included in cash and bank, totalled SEK 177,877 K (SEK 256,129 K) in the group and SEK 172,759 K (SEK 244,231 K) in the parent company.

NOTE 20 Change in equity

2001 Group	Share capital	Restricted reserves	Non-restricted equity
Opening balance in accordance with adopted balance sheet	314,439	748,150	452,749
Effect of new accounting policies	–	–	222,589
Restated opening balance	314,439	748,150	675,338
Redemptions of warrants	2,497	931	–
Options	–	–	–2,100
Change in translation difference	–	–	67,159
Transfers between restricted and non-restricted equity	–	–47,866	47,866
Dividends	–	–	–60,774
Net profit for the year	–	–	188,954
Closing balance	316,936	701,215	916,443

Parent company	Share capital	Statutory reserve	Share premium reserve	Non-restricted equity
Opening balance in accordance with adopted balance sheet	314,439	86,935	521,764	505,080
Effect of new accounting policies	–	–	–	95,474
Restated opening balance	314,439	86,935	521,764	600,554
Redemptions of warrants	2,497	–	931	–
Options	–	–	–	–2,100
Change in translation difference	–	–	–	168
Dividends	–	–	–	–60,774
Net profit for the year	–	–	–	245,226
Closing balance	316,936	86,935	522,695	783,074

Nobel Biocare AB's share capital comprises 25,354,900 shares with a par value of SEK 12.50 a share. All the shares carry the same voting rights.

The number of outstanding options totals 66,418. Each option entitles the holder to subscribe to one new share.

2000 Group	Share capital	Restricted reserves	Non-restricted equity
Opening balance in accordance with adopted balance sheet	311,537	710,565	286,872
Effect of new accounting policies	–	–	293,157
Restated opening balance	311,537	710,565	580,029
Redemptions of warrants	2,902	751	–
Change in translation difference	–	–	48,138
Transfers between restricted and non-restricted equity	–	36,834	–36,834
Dividends	–	–	–50,115
Net profit for the year	–	–	134,120
Closing balance	314,439	748,150	675,338

Note 20 cont.

Nobel Biocare AB's share capital comprises 25,155,086 shares with a par value of SEK 12.50 a share. All the shares carry the same voting rights.

The number of outstanding options totals 266,232. Each options entitles the holder to subscribe to one new share.

1999 Group	Share capital	Restricted reserves	Non-restricted equity
Opening balance in accordance with adopted balance sheet	309,557	674,832	207,597
Effect of new accounting policies	–	–	318,505
Restated opening balance	309,557	674,832	526,102
Redemptions of warrants	1,980	568	–
Change in translation difference	–	–	18,785
Transfers between restricted and non-restricted equity	–	35,165	–35,165
Dividends	–	–	–42,348
Net profit for the year	–	–	112,655
Closing balance	311,537	710,565	580,029

Nobel Biocare AB's share capital comprises 24,922,934 shares with a par value of SEK 12.50 a share. All the shares carry the same voting rights.

The number of outstanding options totals 387,591. Each options entitles the holder to subscribe to one new share.

NOTE 21 Allocations

Group	2001	2000	1999
Restructuring measures in connection with acquisition of group companies	1,613	2,347	20,072
Warranties	9,382	7,867	6,105
Pensions	8,731	6,850	5,775
Deferred purchase price related to the acquisition of Procera Sandvik AB	184,000	–	–
Synthetic options	–	–	760
Total	203,726	17,064	32,712

Parent company	2001	2000
Warranties	5,695	3,044
Deferred purchase price related to the acquisition of Procera Sandvik AB	184,000	–
Total	189,695	3,044

2001

Totally accrued deferred purchase price at acquisition of group company amounts to SEK 202,000 K, whereof the short-term portion, SEK 18,000 K, is booked as a short-term liability.

NOTE 22 Long-term liabilities

Group	2001	2000	1999
Bank loans	450,283	504,650	455,761
Total	450,283	504,650	455,761

Parent company	2001	2000
Liabilities to group companies	42,494	9,924
Bank loans	441,557	464,156
Total	484,051	474,080

1999–2001

The long-term liabilities relate to loans raised within the framework of the group's long-term credit facilities. Liabilities in foreign currency have been translated at the closing exchange rate. All the liabilities become due within five years.

2001

The parent company has an agreement including what is known as a negative clause with the banks that were involved in financing the acquisition of Nobel Biocare, USA Inc. (former Steri-Oss, Inc.). There are also terms regarding some key ratios such as equity/ assets ratio and interest coverage rate.

Note 23 Accrued expenses and prepaid income

Group	2001	2000	1999
Personnel-related costs	117,250	48,379	54,516
Accrued legal expenses	24,052	4,832	5,174
Accrued selling expenses	20,037	16,230	4,228
Accrued royalties	6,347	8,070	5,875
Accrued interest	1,937	9,459	5,569
Accrued R&D expenses	5,356	3,554	1,617
Other items	30,053	35,609	33,881
Total	205,032	126,133	110,860

Parent company	2001	2000
Personnel-related costs	64,078	21,860
Accrued legal expenses	900	500
Accrued selling expenses	228	2,376
Accrued royalties	4,259	6,595
Accrued interest	998	9,447
Accrued R&D expenses	4,968	3,275
Other items	14,905	2,962
Total	90,336	47,015

NOTE 24 Pledged assets

Group	2001	2000	1999
Cash and bank	15,273	338	357
Total pledged assets	15,273	338	357

Parent company	2001	2000
Cash and bank	14,882	–
Total pledged assets	14,882	–

NOTE 25 Contingent liabilities

Group	2001	2000	1999
Contingent liabilities	18,489	9,878	11,858
Total contingent liabilities	18,489	9,878	11,858

Parent company	2001	2000
Contingent liabilities on behalf of other group companies	18,934	29,031
Other contingent liabilities	16,988	8,499
Total contingent liabilities	35,922	37,530

1999–2001

In addition to the contingent liabilities, the group has undertakings relating to rental contracts (operational leasing agreements) in which the remaining payments amount to and are distributed in terms of time as follows:

Group	2001	2000	1999
Within one year	45,178	41,739	28,272
Between two to four years	73,632	88,008	65,239
After four years	12,745	16,154	16,270

Parent company	2001	2000
Within one year	9,751	7,975
Between two to four years	8,947	17,930
After four years	–	–

NOTE 26 Purchases and sales between group companies

The percentage of the year's purchases and sales relating to group companies is shown below:

Parent company	2001	2000
Purchases in %	17.4	16.9
Sales in %	87.4	84.1

NOTE 27 Average number of employees

	2001		2000		1999	
	No of empl.	Where-of men	No of empl.	Where-of men	No of empl.	Where-of men
Parent company						
Gothenburg	179	92	213	103	205	102
Karlskoga	172	100	159	93	141	86
Total for parent company	351	192	372	196	346	188
Total for subsidiaries	896	440	792	396	765	377
Total for the group	1,247	632	1,164	592	1,111	565

NOTE 28 Acquisition of subsidiaries and associated companies

2001

Acquired assets and liabilities 2001 were according to the acquisition balances

Capital structure in acquired entities	
Liquid assets	2,849
Intangible fixed assets	553,784
Tangible fixed assets	32,428
Financial fixed assets	–
Other current assets than liquid assets	39,357
	628,418
Equity in acquired entities	11,592
Long-term liabilities	3,855
Short-term liabilities	51,349
	66,796
Acquisition of subsidiaries	
Paid purchase price	–352,928
Liquid assets in acquired entities	2,849
Subtotal	–350,079
New share issue in associated companies	
Paid purchase price	–7,960
Subtotal	–7,960
Total	–358,039

NOTE 29 Group companies

	Corporate ID No.		Capital	Percentage of voting rights	No. of partici-pations	Book value of shares
Nobel Biocare Norden AB	556230-1001	Gothenburg, Sweden	100%	100%	3,500	501
Nobel Orthopedics AB	556238-5798	Gothenburg, Sweden	100%	100%	1,000	100
Nobel Biocare Procera AB (being changed to Nobel Biocare Dental Products AB)	556489-2148	Gothenburg, Sweden	100%	100%	100	100
Nobel Biocare i Göteborg AB	556250-0883	Gothenburg, Sweden	100%	100%	15,000	–
Procera Sandvik AB (being changed to Nobel Biocare Procera AB)	556350-7879	Stockholm, Sweden	50%	50%	10,000	506
Sandvik PSAB Invest AB (being changed to Procera Invest AB)	556609-1970	Sandviken, Sweden	100%	100%	1,000	549,034
Nobel Biocare Holding AG[1]		Zurich, Switzerland	100%	100%	100	641
Nobel Biocare Asia Ltd		Hong Kong	100%	100%	10,000	-
Nobel Biocare Australia Pty Ltd		Sydney, Australia	100%	100%	4	1,101
Nobel Biocare Benelux BV		Utrecht, The Netherlands	100%	100%	200	1,437
Nobel Biocare Brasil Ltda		Sao Paulo, Brazil	100%	100%	218,180	1,561
Nobel Biocare Canada Inc		Toronto, Canada	100%	100%	1,850	16,542
Nobel Biocare Deutschland GmbH		Cologne, Germany	100%	100%	–	3,099
Nobel Biocare Ibérica S.A		Barcelona, Spain	100%	100%	1,000	501
Nobel Biocare France S.A.S.		Paris, France	100%	100%	40,500	37
Nobel Biocare Italiana S.r.l.		Milan, Italy	100%	100%	1	97
Nobel Biocare Japan KK		Tokyo, Japan	100%	100%	250	140
Nobel Biocare Polska Spzoo		Warsaw, Poland	100%	100%	100	-
Nobel Biocare AG		Luzern, Switzerland	100%	100%	540	113
Nobel Biocare Singapore Pte Ltd		Singapore	100%	100%	5,000	-
Nobel Biocare UK Ltd		London, Great Britain	100%	100%	620,000	4,756
Nobel Biocare Österreich GmbH		St Pölten, Austria	100%	100%	–	394
Nobel Biocare USA, Inc.		Yorba Linda, USA	100%	100%	50,000	449,176
NBiocare Dental Products México S.A. de C.V.		Mexico City, Mexico	100%	100%	49	9,098
Total						1,038,934

1 Ownership of Nobel Biocare Holding AG was transferred to Nobel Biocare Holding Trust in 2002 for the purpose of implementing the Offer.

The acquisition of the remaining 50 per cent of the shares in Procera Sandvik AB, via Sandvik PSAB Invest AB, is made up of a cash pa ment and a deferred purchase price that is based on a defined segment of the annual sales value up to and including 2012. Both the cash portion and the estimated deferred purchase price have been recorded as participation in group companies in the parent company's balance sheet as of 31 December 2001.

Section 11

Auditors' review report

We have reviewed the information on Nobel Biocare AB and Nobel Biocare Holding AG contained in this Offer Document in accordance with Swedish generally accepted standards for such reviews. In accordance with such standards, forecast information included in the Offer Document has only been subjected to limited review procedures.

The Annual Report 1999 was examined by Öhrlings Pricewaterhouse Coopers and the Annual Reports 2000 and 2001 were examined by Ernst & Young AB. The examinations were conducted in accordance with Swedish generally accepted auditing standards. For all years, the respective firms issued unqualified audit reports. The Interim Report for the period 1 January – 31 March 2002 was reviewed by Ernst & Young AB in accordance with Swedish generally accepted standards for such reviews. Information from these Annual and Interim Reports included in the Offer Document has been accurately extracted from the Annual Reports and Interim Report, restated as appropriate for subsequent changes in accounting principles.

During our review nothing came to our attention to indicate that the Offer Document has not been prepared in accordance with the Trading in Financial Instruments Act and the Exchange and Clearing Operations Act.

Göteborg, 27 May 2002

KPMG Bohlins AB

Thomas Thiel
Authorized Public Accountant

Appendix A: Articles of Association of Nobel Biocare Holding AG

STATUTEN[1,2]

der

Nobel Biocare Holding AG
(Nobel Biocare Holding SA)
(Nobel Biocare Holding Ltd)

I. GRUNDLAGE

Artikel 1: Firma, Sitz

Unter der Firma

Nobel Biocare Holding AG
(Nobel Biocare Holding SA)
(Nobel Biocare Holding Ltd)

besteht eine Aktiengesellschaft gemäss Artikel 620 ff. OR mit Sitz in Zürich. Die Dauer der Gesellschaft ist unbeschränkt.

Artikel 2: Zweck

Die Gesellschaft bezweckt den Erwerb, das Halten, die Verwaltung und das Veräussern von direkten und indirekten Beteiligungen an in- und ausländischen Unternehmen aller Art.

Die Gesellschaft kann Zweigniederlassungen und Tochtergesellschaften im In- und Ausland errichten und sich an anderen Unternehmen im In- und Ausland beteiligen.

Die Gesellschaft kann Grundstücke erwerben, halten und veräussern.

Die Gesellschaft kann alle kommerziellen, finanziellen und anderen Tätigkeiten ausüben, welche mit dem Zweck der Gesellschaft im Zusammenhang stehen. Insbesondere kann die Gesellschaft Darlehen, Garantien und andere Arten der Finanzierung und der Sicherstellung für Gruppengesellschaften gewähren und Mittel am Geld- und Kapitalmarkt aufnehmen und anlegen.

II. KAPITAL

Artikel 3: Aktienkapital

Das Aktienkapital der Gesellschaft beträgt CHF 100'000[3] und ist eingeteilt in 50'000 Inhaberaktien mit einem Nennwert von je CHF 2.00. Die Aktien sind vollständig liberiert.

Artikel 3a: Genehmigtes Aktienkapital

Der Verwaltungsrat ist ermächtigt, jederzeit bis zum 14. Mai 2004 das Aktienkapital im Maximalbetrag von CHF [2'537'490][4] durch Ausgabe von höchstens [1'268'745][5] vollständig zu liberierenden Inhaberaktien mit einem Nennwert von je CHF 2.00 zu erhöhen. Erhöhungen auf dem Wege der Festübernahme sowie Erhöhungen

ARTICLES OF ASSOCIATION[1]

of

Nobel Biocare Holding AG
(Nobel Biocare Holding SA)
(Nobel Biocare Holding Ltd)

I. GENERAL PROVISIONS

Article 1: Corporate Name, Registered Office

Under the corporate name

Nobel Biocare Holding AG
(Nobel Biocare Holding SA)
(Nobel Biocare Holding Ltd)

a Company exists pursuant to art. 620 et seq. of the Swiss Code of Obligations (hereinafter «CO») having its registered office in Zurich. The duration of the Company is unlimited.

Article 2: Purpose

The purpose of the Company is the acquisition, holding, administration and sale of direct and indirect participations in Swiss and foreign enterprises of all kind.

The Company may open branch offices and subsidiaries in Switzerland and abroad. It may also acquire participations in other companies in Switzerland and abroad.

The Company may acquire, hold, and sell real estate.

The Company may also engage in any commercial, financial or other activities which are related to the purpose of the Company. In particular, the Company may provide loans, guarantees and other kinds of financing and security for group companies and borrow and invest money on the money and capital markets.

II. CAPITAL

Article 3: Share capital

The share capital of the Company amounts to CHF 100'000[3] and is divided into 50'000 bearer shares with a par value of CHF 2.00 per share. The share capital is fully paid-in.

Article 3a: Authorized capital

The Board of Directors is authorized, at any time until 14 May 2004, to increase the share capital up to a maximum aggregate amount of CHF [2'537'490][4] through the issuance of a maximum of [1'268'745][5] bearer shares, which shall be fully paid-in, with a par value of CHF 2.00 per share. Increases by underwriting as well

1 Die deutsche Fassung der Statuten ist massgeblich [The German version of the articles of association is the governing version]. [Die übrigen Fussnoten werden in offizieller Fassung gelöscht]. Board of Directors referred to herein means the Board of Directors of Nobel Biocare Holding AG.

2 Die blau markierten Stellen geben den Inhalt per Vollzug der Kapitalerhöhung wieder. [The sections marked blue show the changes which will be incorporated upon completion of the Offer.]

3 Upon completion of the Offer this amount will be equal to CHF 2.00 multiplied by the number of Nobel Biocare AB shares existing on the last day of the Acceptance Period and tendered under the Offer. For example, assuming that non of the 1998-Options and 2001-Options are exercised during the Acceptance Period and that the Offer is implemented with 95% of all issued Nobel Biocare AB shares (i.e. 24,106,155 shares), upon completion of the Offer the Company will have an issued share capital of CHF 48,212,310 divided into 24'106'155 bearer shares with a nominal value of CHF 2.00 each.

4 This amount is included for purposes of exemplification. It assumes that non of the 1998-Options and 2001-Options are exercised during the Acceptance Period and that the Offer is implemented with 95% of all issued Nobel Biocare AB shares, hence the remaining 5% (i.e. 1'268'745 shares with a nominal value of CHF 2.00 each) being allocated to the Authorised Capital.

5 See footnote 4 above.

in Teilbeträgen sind gestattet. Der jeweilige Ausgabebetrag, der Zeitpunkt der Dividendenberechtigung und die Art der Einlagen werden vom Verwaltungsrat bestimmt.

Der Verwaltungsrat ist berechtigt, das Bezugsrecht der Aktionäre auszuschliessen und Dritten zuzuweisen, wenn solche neuen Aktien (1) für die teilweise oder vollständige, direkte oder indirekte Übernahme der Nobel Biocare AB, Schweden (einschliesslich allfälliger Nachfolgegesellschaften) durch Aktientausch, (2) zur Finanzierung oder Refinanzierung des vollständigen oder teilweisen, direkten oder indirekten Erwerbs der Nobel Biocare AB, Schweden (einschliesslich allfälliger Nachfolgegesellschaften) oder (3) für die Beteiligung von Mitarbeitern und Organen der Gesellschaft und Gruppengesellschaften verwendet werden sollen. Aktien, für welche Bezugsrechte eingeräumt, aber nicht ausgeübt wurden, sind zu Marktbedingungen zu platzieren.

Artikel 3b: Bedingtes Aktienkapital

Das Aktienkapital der Gesellschaft wird im Maximalbetrag von CHF [2'484'836][6] erhöht durch Ausgabe von höchstens [1'242'418][7] vollständig zu liberierenden Inhaberaktien mit einem Nennwert von je CHF 2.00, durch Ausübung von Optionsrechten, die den Mitarbeitern und Organen der Gesellschaft und von Gruppengesellschaften gewährt werden. Das Bezugsrecht der Aktionäre ist ausgeschlossen.

Artikel 4: Aktienzertifikate; Umwandlung von Aktien

Für das gesamte Aktienkapital wird ein Globalzertifikat ausgegeben. Den Aktionären steht ein Miteigentumsanteil entsprechend ihrer Quote an dieser Globalurkunde zu. Die Aktionäre haben kein Recht, Druck und Auslieferung von Einzelurkunden zu verlangen.

Das Eigentum oder die Nutzniessung an einer Aktie und jede Ausübung von Aktionärsrechten schliesst die Anerkennung der Gesellschaftsstatuten in der jeweils gültigen Fassung in sich.

Durch Statutenänderung kann die Generalversammlung jederzeit Namenaktien in Inhaberaktien oder Inhaberaktien in Namenaktien umwandeln.

III. ORGANISATION

A. GENERALVERSAMMLUNG

Artikel 5: Befugnisse

Oberstes Organ der Gesellschaft ist die Generalversammlung. Ihr stehen folgende unübertragbare Befugnisse zu:

1. Festsetzung und Änderung der Statuten;
2. Wahl und Abberufung der Mitglieder des Verwaltungsrates und der Revisionsstelle;
3. Genehmigung des Jahresberichtes und der Jahresrechnung sowie Beschlussfassung über die Verwendung des Bilanzgewinnes, insbesondere die Festsetzung der Dividende;
4. Entlastung der Mitglieder des Verwaltungsrates;
5. Beschlussfassung über die Gegenstände, die der Generalversammlung durch das Gesetz oder die Statuten vorbehalten sind oder ihr durch den Verwaltungsrat vorgelegt werden.

Artikel 6: Versammlungen

Die ordentliche Generalversammlung findet jedes Jahr innerhalb von sechs Monaten nach Abschluss des Geschäftsjahres statt.

Ausserordentliche Generalversammlungen werden einberufen, sooft es notwendig ist, insbesondere in den vom Gesetz vorgesehenen Fällen.

Zu ausserordentlichen Generalversammlungen hat der Verwaltungsrat innerhalb von zwei Monaten einzuladen, wenn Aktionäre, die mindestens zehn Prozent des Aktienkapitals vertreten, schriftlich und unter Angabe der Verhandlungsgegenstände und der Anträge eine Einberufung verlangen.

as partial increases are permissible. In each case, the issue price, the date for entitlement to dividends and the type of contribution shall be determined by the Board of Directors.

The Board of Directors is authorized to exclude the rights of the shareholders to subscribe shares in priority and to convey them to third parties, provided that such new shares are to be used (1) for the full or partly, direct or indirect takeover of Nobel Biocare AB, Sweden (including any successor company), through share swaps or (2) for financing or re-financing the full or partly, direct or indirect acquisition of Nobel Biocare AB, Sweden (including any successor company), or (3) for participations of employees and officers of the Company and/or group companies. Shares for which rights to subscribe in priority exist but are not exercised shall be sold by the Company at market conditions.

Article 3b: Conditional capital

The share capital of the Company shall be increased by a maximum aggregate amount of CHF [2'484'836][6] through the issuance of a maximum of [1'242'418][7] bearer shares, which shall be fully paid-up, with a par value of CHF 2.00 per share, by the exercise of option rights which the employees and officers of the Company and/or of group companies are granted. The rights of the shareholders to subscribe shares in priority are excluded.

Article 4: Share certificates, Conversion of shares

The entire share capital will be evidenced by a Permanent Global Share Certificate. The shareholders will be co-owners (Miteigentum) of such global certificate in proportion of their shareholding. Shareholders shall have no right to request the issue and delivery of individual share certificates.

The ownership or the usufruct of a Share and each exercise of shareholders' rights automatically entails recognition of the version of the Articles of Association then in force.

The Shareholders Meeting may, at any time, convert registered shares into bearer shares or bearer shares into registered shares by amending the Articles of Association.

III. ORGANIZATION

A. THE SHAREHOLDERS MEETING

Article 5: Authorities

The Shareholders Meeting is the supreme corporate body of the Company. It has the following non-transferable powers:

1. to adopt and amend the Articles of Association;
2. to elect and recall the members of the Board of Directors and the Auditors;
3. to approve the annual report and the annual accounts as well as to pass resolutions regarding the allocation of profits as shown on the balance sheet, in particular to determine the dividends;
4. to grant discharge to the members of the Board of Directors;
5. to pass resolutions regarding issues which are reserved to the Shareholders Meeting by law or by the Articles of Association or which are presented to it by the Board of Directors.

Article 6: Meetings

The ordinary Shareholders Meeting shall be held annually within six months after the close of the business year.

Extraordinary Shareholders Meetings shall be called as often as necessary, in particular, in all cases required by law.

Extraordinary Shareholders Meetings shall be convened by the Board of Directors within 2 months if shareholders representing at least ten percent of the share capital request such meeting in writing, setting forth the items to be discussed and the proposals to be decided upon.

6 This amount is included for purposes of exemplification. It assumes that none of the 66'418 1998-Options and 1'176'000 2001-Options (together 1'242'418 options) are exercised during the Acceptance Period. In such case the conditional capital will consist of 1'242'418 Shares with a nominal value of CHF 2.00 each.

7 See footnote 6 above.

Artikel 7: Einberufung, Universalversammlung
Die Generalversammlung wird durch den Verwaltungsrat, nötigenfalls durch die Revisionsstelle einberufen. Das Einberufungsrecht steht auch den Liquidatoren zu.

Die Generalversammlung wird durch einmalige Publikation im Schweizerischen Handelsamtsblatt einberufen und zwar mindestens 20 Tage vor dem Versammlungstag. In der Einberufung sind neben Tag, Zeit und Ort der Versammlung die Verhandlungsgegenstände sowie die Anträge des Verwaltungsrates und der Aktionäre bekanntzugeben, welche die Durchführung einer Generalversammlung oder die Traktandierung eines Verhandlungsgegenstandes verlangt haben.

Über Gegenstände, die nicht in dieser Weise angekündigt worden sind, können unter dem Vorbehalt der Bestimmungen über die Universalversammlung keine Beschlüsse gefasst werden, ausser über einen Antrag auf Einberufung einer ausserordentlichen Generalversammlung oder auf Durchführung einer Sonderprüfung. Dagegen bedarf es zur Stellung von Anträgen im Rahmen der Verhandlungsgegenstände und zu Verhandlungen ohne Beschlussfassung keiner vorherigen Ankündigung.

Die Eigentümer, Nutzniesser oder Vertreter sämtlicher Aktien können, falls kein Widerspruch erhoben wird, eine Generalversammlung ohne Einhaltung der für die Einberufung vorgeschriebenen Formvorschriften abhalten (Universalversammlung). Solange die Eigentümer oder Vertreter sämtlicher Aktien anwesend sind, kann in dieser Versammlung über alle in den Geschäftskreis der Generalversammlung fallenden Gegenstände verhandelt und gültig Beschluss gefasst werden.

Spätestens 20 Tage vor der ordentlichen Generalversammlung sind der Geschäftsbericht und der Revisionsbericht am Sitz der Gesellschaft zur Einsicht der Aktionäre aufzulegen. In der Einberufung zur Generalversammlung ist auf diese Auflegung und auf das Recht der Aktionäre hinzuweisen, die Zustellung dieser Unterlagen verlangen zu können.

Artikel 8: Vorsitz, Protokolle
Den Vorsitz der Generalversammlung führt der Präsident des Verwaltungsrates, bei dessen Verhinderung ein anderes Mitglied des Verwaltungsrates oder ein anderer von der Generalversammlung gewählter Tagespräsident.

Der Vorsitzende bezeichnet den Protokollführer und die Stimmenzähler, die nicht Aktionäre sein müssen.

Der Verwaltungsrat sorgt für die Führung der Protokolle, die vom Vorsitzenden und vom Protokollführer zu unterzeichnen sind.

Artikel 9: Beschlussfassung
Jede Aktie berechtigt zu einer Stimme.

Jeder Aktionär kann sich in der Generalversammlung durch einen Dritten, der nicht Aktionär zu sein braucht, der sich durch eine schriftliche Vollmacht ausweist, vertreten lassen.

Die Generalversammlung fasst ihre Beschlüsse und vollzieht ihre Wahlen mit der absoluten Mehrheit der vertretenen Aktienstimmen, soweit nicht das Gesetz oder die Statuten abweichende Bestimmungen enthalten.

Kommt bei Wahlen im ersten Wahlgang die Wahl nicht zustande, findet ein zweiter Wahlgang statt, in dem das relative Mehr entscheidet.

Der Vorsitzende hat keinen Stichentscheid.

Die Wahlen und Abstimmungen finden offen statt, sofern nicht der Vorsitzende anordnet oder die Generalversammlung mit einfacher Mehrheit der abgegebenen Stimmen beschliesst, dass sie geheim erfolgen.

Artikel 10: Quoren
Ein Beschluss der Generalversammlung, der mindestens zwei Drittel der vertretenen Aktienstimmen und die absolute Mehrheit der vertretenen Aktiennennwerte auf sich vereinigt, ist erforderlich für:

Article 7: Convening, Universal Meeting
Shareholders Meetings shall be convened by the Board of Directors and, if need be, by the Auditors. The liquidators shall also be entitled to convene a Shareholders Meeting.

The convening of the Shareholders Meeting shall take place by a one publication in the Swiss Official Journal of Commerce at least twenty days prior to the day of the Meeting. The convening text shall state the day, time and place of the Meeting, the agenda, the proposals of the Board of Directors and the proposal of the shareholders who have requested the Shareholders Meeting or that an item be included on the agenda.

Subject to the provisions concerning the Universal Shareholders Meeting, no resolutions can be passed regarding matters which have not been announced in this manner, except regarding the proposals to convene an extraordinary Shareholders Meeting or to carry out a special audit. Proposals regarding items on the agenda and discussions not followed by resolutions do not need to be announced in advance.

The owners, usufructuaries or representatives of all the shares may, if no objection is raised, hold a Shareholders Meeting without observing the formal requirements for the convening of the Shareholders Meeting (Universal Shareholders Meeting). As long as the owners or representatives of all the shares are present, all subjects falling within the scope of business of the Shareholders Meeting may be validly discussed and decided upon at such meeting.

The annual business report and the Auditors' report must be submitted for examination by the shareholders at the registered office of the Company at least twenty days prior to the date of the ordinary Shareholders Meeting. Reference to such submission and to the shareholders' right to request the conveying of these documents to them shall be included in the invitation to the Shareholders Meeting.

Article 8: Chair, Minutes
The Shareholders Meeting shall be chaired by the chairman of the Board of Directors, or, in his absence, by another member of the Board of Directors, or by another chairman elected for that day by the Shareholders Meeting (the "Chairman").

The Chairman designates a Secretary for the minutes as well as the scrutineers who need not be shareholders.

The Board of Directors is responsible for the keeping of the minutes, which are to be signed by the Chairman and by the Secretary.

Article 9: Resolutions
Each share entitles to one vote.

Each shareholder may be represented at the shareholders meeting by any other person who is authorized by a written power of attorney presented at such shareholders meeting

The Shareholders Meeting shall pass its resolutions and carry out its elections with an absolute majority of the share votes represented, to the extent that neither the law nor the Articles of Association provide otherwise.

If an election cannot be completed upon the first ballot, there shall be a second ballot at which the relative majority shall decide.

The Chairman shall have no casting vote.

Elections and votes shall take place openly provided that neither the Chairman nor a simple majority of the share votes requests a secret ballot.

Article 10: Quorums
A resolution of the Shareholders Meeting passed by at least two thirds of the represented share votes and the absolute majority of the represented shares par value is required for:

1. die in Artikel 704 Abs. 1 OR genannten Fälle;
2. die Umwandlung von Globalzertifikaten in Einzelzertifikate;
3. die Umwandlung von Inhaberaktien in Namenaktien;
4. eine Änderung dieses Artikel 10 der Statuten.

B. VERWALTUNGSRAT

Artikel 11: Wahl, Konstituierung

Der Verwaltungsrat besteht aus mindestens vier und höchstens 9 Mitgliedern. Er wird in der Regel in der ordentlichen Generalversammlung und jeweils für die Dauer von einem Jahr gewählt. Die Amtsdauer der Mitglieder des Verwaltungsrates endet mit dem Tag der nächsten ordentlichen Generalversammlung. Vorbehalten bleiben vorheriger Rücktritt und Abberufung. Neue Mitglieder treten in die Amtsdauer derjenigen ein, die sie ersetzen.

Der Verwaltungsrat konstituiert sich selbst. Er bezeichnet seinen Präsidenten und den Sekretär, der weder Aktionär noch Mitglied des Verwaltungsrates sein muss.

Artikel 12: Oberleitung, Delegation

Dem Verwaltungsrat obliegt die oberste Leitung der Gesellschaft und die Überwachung der Geschäftsführung. Er vertritt die Gesellschaft nach aussen und besorgt alle Angelegenheiten, die nicht nach Gesetz, Statuten oder Reglement einem anderen Organ der Gesellschaft übertragen sind.

Der Verwaltungsrat kann die Geschäftsführung oder einzelne Teile derselben sowie die Vertretung der Gesellschaft, an eine oder mehrere Personen, Mitglieder des Verwaltungsrates oder Dritte, die nicht Aktionäre sein müssen, übertragen. Er erlässt das Organisationsreglement und ordnet die entsprechenden Vertragsverhältnisse.

Artikel 13: Aufgaben

Der Verwaltungsrat hat folgende unübertragbare und unentziehbare Aufgaben:

1. Oberleitung der Gesellschaft und Erteilung der nötigen Weisungen;
2. Festlegung der Organisation;
3. Ausgestaltung des Rechnungswesens, der Finanzkontrolle sowie der Finanzplanung;
4. Ernennung und Abberufung der mit der Geschäftsführung und der Vertretung betrauten Personen und Regelung der Zeichnungsberechtigung;
5. Oberaufsicht über die mit der Geschäftsführung betrauten Personen, namentlich im Hinblick auf die Befolgung der Gesetze, Statuten, Reglemente und Weisungen;
6. Erstellung des Geschäftsberichtes sowie Vorbereitung der Generalversammlung und Ausführung ihrer Beschlüsse;
7. Benachrichtigung des Richters im Falle der Überschuldung;
8. Beschlussfassung über die nachträgliche Leistung von Einlagen auf nicht vollständig liberierte Aktien;
9. Beschlussfassung über die Feststellung von Kapitalerhöhungen und daraus folgende Statutenänderungen;
10. Prüfung der fachlichen Voraussetzungen der besonders befähigten Revisoren für die Fälle, in welchen das Gesetz den Einsatz solcher Revisoren vorsieht.

Artikel 14: Organisation, Protokolle

Sitzungsordnung, Beschlussfähigkeit (Präsenz) und Beschlussfassung des Verwaltungsrates richten sich nach dem Organisationsreglement.

Der Vorsitzende hat den Stichentscheid.

Über die Verhandlungen und Beschlüsse des Verwaltungsrates ist ein Protokoll zu führen. Das Protokoll ist vom Vorsitzenden und vom Sekretär des Verwaltungsrates zu unterzeichnen.

1. the cases listed in art. 704 para. 1 CO;
2. the conversion of global share certificates into individual share certificates;
3. the conversion of bearer shares into registered shares;
4. any change to the provisions of this article 10.

B. THE BOARD OF DIRECTORS

Article 11: Election, Constitution

The Board of Directors consists of at least 4 and up to a maximum of 9 members. The members of the Board of Directors shall, as a rule, be elected by the ordinary Shareholders Meeting in each case for a term of office of one year. The term of office of a member of the Board of Directors shall, subject to prior resignation and removal, expire upon the day of the next ordinary Shareholders Meeting. Newly-appointed members shall complete the term of office of their predecessors.

The Board of Directors shall constitute itself. It appoints its Chairman as well as a Secretary who needs not be a shareholder or a member of the Board of Directors.

Article 12: Ultimate Direction, Delegation

The Board of Directors is entrusted with the ultimate direction of the Company as well as the supervision of the management. It represents the Company towards third parties and attends to all matters which are not delegated to or reserved for another corporate body of the Company by law, the Articles of Association or the regulations.

The Board of Directors may entrust the management and the representation of the Company wholly or in part to one or several persons, members of the Board of Directors or third parties who need not be shareholders of the Company. The Board of Directors shall enact the organizational regulation and arrange for the appropriate contractual relationships.

Article 13: Duties

The Board of Directors has the following non-transferable and irrevocable duties:

1. to ultimately direct the Company and issue the necessary directives;
2. to determine the organization;
3. to organize the accounting, the financial control, as well as the financial planning;
4. to appoint and recall the persons entrusted with the management and representation of the Company and to grant signatory power;
5. to ultimately supervise the persons entrusted with the management, in particular with respect to compliance with the law and with the Articles of Association, regulations and directives;
6. to prepare the business report, as well as the Shareholders Meeting and to implement the latter's resolutions;
7. to inform the judge in the event of overindebtedness;
8. to pass resolutions regarding the subsequent payment of capital with respect to non-fully paid-in shares;
9. to pass resolutions confirming increases in share capital and regarding the amendments to the Articles of Association entailed thereby;
10. to examine the professional qualifications of the specially qualified Auditors in the cases in which the law foresees the use of such Auditors.

Article 14: Organization, Minutes

The organization of the meetings, the presence quorum and the passing of resolutions of the Board of Directors shall be in compliance with the organizational regulation.

The Chairman shall have the casting vote.

Minutes shall be kept of the deliberations and resolutions of the Board of Directors. The minutes shall be signed by the Chairman and the Secretary of the Board of Directors.

Artikel 15: Vergütung
Die Mitglieder des Verwaltungsrates haben Anspruch auf Ersatz ihrer im Interesse der Gesellschaft aufgewendeten Auslagen sowie auf eine ihrer Tätigkeit entsprechende Vergütung, die der Verwaltungsrat selbst festlegt.

C. REVISIONSSTELLE
Artikel 16: Wählbarkeit, Aufgaben
Die Generalversammlung wählt jedes Jahr einen oder mehrere Revisoren als Revisionsstelle. Als Revisionsstelle können natürliche Personen, Handelsgesellschaften oder Genossenschaften gewählt werden. Die Revisionsstelle ist in das Handelsregister einzutragen.

Die Revisoren brauchen nicht Aktionäre zu sein; sie dürfen nicht Mitglieder des Verwaltungsrates oder Angestellte der Gesellschaft sein. Sie dürfen für die Gesellschaft keine Arbeiten ausführen, die mit dem Prüfungsauftrag nicht vereinbar sind. Sie müssen vom Verwaltungsrat und von einem Aktionär, der über die Stimmenmehrheit verfügt, unabhängig sein. Die Revisoren müssen befähigt sein, ihre Aufgabe bei der Gesellschaft zu erfüllen.

Die Revisionsstelle hat die Rechte und Pflichten gemäss Artikel 727 ff. OR. Sie ist gehalten, den Generalversammlungen, für welche sie Bericht zu erstatten hat, beizuwohnen. Durch einstimmigen Beschluss kann die Generalversammlung auf die Anwesenheit der Revisionsstelle verzichten.

IV. RECHNUNGSLEGUNG
Artikel 17: Jahresrechnung
Die Jahresrechnung, bestehend aus der Erfolgsrechnung, der Bilanz und dem Anhang, wird gemäss den Vorschriften des Schweizerischen Obligationenrechts, insbesondere der Artikel 662a ff. und 958 ff., sowie nach den allgemein anerkannten kaufmännischen und branchenüblichen Grundsätzen aufgestellt.

Beginn und Ende des Geschäftsjahres werden durch den Verwaltungsrat festgelegt.

Artikel 18: Gewinnverteilung
Unter Vorbehalt der gesetzlichen Vorschriften über die Gewinnverteilung, insbesondere Artikel 671 ff. OR, steht der Bilanzgewinn zur Verfügung der Generalversammlung.

Die Dividende darf erst festgesetzt werden, nachdem die dem Gesetz entsprechenden Zuweisungen an die gesetzlichen Reserven abgezogen worden sind. Alle Dividenden, welche innerhalb von fünf Jahren nach ihrer Fälligkeit nicht bezogen worden sind, verfallen zugunsten der Gesellschaft.

V. BEENDIGUNG
Artikel 19: Auflösung und Liquidation
Die Generalversammlung kann jederzeit die Auflösung und Liquidation der Gesellschaft nach Massgabe der gesetzlichen und statutarischen Vorschriften beschliessen.

Die Liquidation wird durch den Verwaltungsrat durchgeführt, sofern sie nicht durch die Generalversammlung anderen Personen übertragen wird.

Die Liquidation der Gesellschaft erfolgt nach Massgabe der Artikel 742 ff. OR. Die Liquidatoren sind ermächtigt, Aktiven (Grundstücke eingeschlossen) auch freihändig zu verkaufen.

Nach erfolgter Tilgung der Schulden wird das Vermögen unter die Aktionäre nach Massgabe der eingezahlten Beträge verteilt.

VI. BENACHRICHTIGUNG
Artikel 20: Mitteilungen und Bekanntmachungen
Einberufungen und Mitteilungen der Gesellschaft erfolgen im Schweizerischen Handelsamtsblatt. Publikationsorgan der Gesellschaft ist das Schweizerische Handelsamtsblatt. Der Verwaltungsrat ist ermächtigt, weitere Publikationsorgane zu bezeichnen.

Article 15: Compensation
The members of the Board of Directors are entitled to reimbursement of their expenses incurred in the interest of the Company and to compensation corresponding to their activities, as determined by the Board of Directors.

C. THE AUDITORS
Article 16: Eligibility, Duties
The Shareholders Meeting elects one or several Auditors each year as corporate Auditors. Individuals, commercial companies or cooperatives may be elected as corporate Auditors. The corporate Auditors must be registered in the Register of Commerce.

The Auditors need not be shareholders; they may not be members of the Board of Directors or employees of the Company. They may not undertake any duties for the Company which are not compatible with their auditing mandate. They must be independent from the Board of Directors and from a shareholder who has the majority of voting rights. The Auditors must be able to perform their duties towards the Company.

The corporate auditor's rights and obligations are those foreseen in art. 727 et seq. CO. It must attend the Shareholders Meeting to which it must report. By a unanimous vote the Shareholders Meeting may waive its right to the corporate Auditor's presence.

IV. ACCOUNTING PRINCIPLES
Article 17: Annual Accounts
The annual accounts, consisting of the profit and loss statement, the balance sheet and the annex, shall be drawn up in accordance with the provisions of the Swiss Code of Obligations, in particular art. 662a et seq. and 958 et seq. CO, and in accordance with generally accepted commercial principles and customary rules in that business area.

The Board of Directors shall determine the date of beginning and closing of the Company's annual accounts.

Article 18: Distribution of Profits
Subject to the legal provisions regarding the distribution of profits, in particular art. 671 et seq. CO, the profits as shown on the balance sheet may be allocated by the Shareholders Meeting at its discretion.

The dividend may only be determined after the transfers foreseen by law to the compulsory reserve funds have been deducted. All dividends unclaimed within a period of five years after their due date shall be forfeited to the Company.

V. LIQUIDATION
Article 19: Dissolution and Liquidation
The Shareholders Meeting may at any time resolve the dissolution and liquidation of the Company in accordance with the provisions of the law and of the Articles of Association.

The liquidation shall be carried out by the Board of Directors to the extent that the Shareholders Meeting has not entrusted the same to other persons.

The liquidation of the Company shall take place in accordance with art. 742 et seq. CO. The liquidators are authorized to dispose of the assets (including real estate) by way of private contract.

After all debts have been satisfied, the net proceeds shall be distributed among the shareholders in proportion to the amounts paid-in.

VI. INFORMATION
Article 20: Notices and Announcements
Invitations and notices of the Company shall be published in the Swiss Official Journal of Commerce. The publication instrument of the Company is the Swiss Official Journal of Commerce. The Board of Directors is authorised to employ additional publication instruments.

Artikel 21: Sacheinlage

Die Gesellschaft erwirbt im Rahmen der von der Generalversammlung vom 14. Mai 2002 beschlossenen Kapitalerhöhung gemäss Sacheinlagevertrag vom [21]. [Juni] 2002 von Skandinaviska Enskilda Banken AB (publ) als Kommissionär handelnd im eigenen Namen und für Rechnung der Aktionäre der Nobel Biocare AB, Gothenburg (Schweden), welche das öffentliche Übernahmeangebot der Gesellschaft vom 27. Mai 2002 betreffend Nobel Biocare AB angenommen haben, [ ][8] Aktien mit Nennwert von je SEK 12,50 der Nobel Biocare AB, Götheburg (Schweden), zu einem Gesamtwert von CHF [ ][9] im Austausch gegen [ ][10] Inhaberaktien mit Nennwert von je CHF 2.00 der Gesellschaft.

Zürich, den 16. Mai 2002

Article 21: Contribution in Kind

In connection with the capital increase decided by the shareholders meeting of 14 May, 2002 and the relating contribution in kind agreement of [21st] June, 2002, the Company acquires from Skandinaviska Enskilda Banken AB (publ) acting as Commission Agent in its own name but for the account of shareholders of Nobel Biocare AB, Gothenburg (Sweden), having accepted the public tender offer by the Company dated 27 May, 2002 in respect of Nobel Biocare AB, [insert number][8] shares in Nobel Biocare AB with a nominal value of SEK 12.50 each at an aggregate value of CHF [total amount of subscription price][9] in exchange for [insert number][10] bearer shares of the Company with a par value of CHF 2.00 each.

Zurich, 16 May 2002

8 This number will be equal to the number of shares in Nobel Biocare AB in respect of which the Offer has been accepted minus 50'000 (i.e. number of shares already issued by the Company).

9 This amount will be equal to the number of shares set out in the foregoing footnote multiplied by the Issue price to be determined in accordance with the Offer document.

10 Same number as set out under footnote 8 above.

Appendix B: Articles of Association of Nobel Biocare AB

This is an unauthorised translation that appears for information only. The Swedish version is binding and can be obtained from Nobel Biocare AB.

Swedish Reg. No. 556002-0231

§1.
The company name is Nobel Biocare AB. The company is a public company.

§2.
The Board has its registered office in Gothenburg, Sweden.

§3.
The Company shall – directly or through wholly or partly owned subsidiary companies – have as the object for its business the pursuit of development, manufacturing and sales of medicines and other products for the healthcare industry, chemical-technical articles, medical-technical business and the pursuit of other connected business and to own and manage real estate and other property.

§4.
The share capital should be at least two hundred million (200,000,000) Swedish Crowns and at most eight hundred million (800,000,000) Swedish Crowns.

§5.
The shares should have the nominal value of twelve Swedish Crowns and 50 öre (12:50).

§6.
The Board shall, in addition to the persons who can be appointed in other ways according to Swedish law, consist of at least four and at most nine members and, also in the previous case, at most three deputy members. These members and deputy members are elected annually at the Annual General Meeting until the period until the next Annual General Meeting.

§7.
For the examination of the Company's annual report and accounts and the management administration of the Board and CEO, one or two auditors and at most two deputy auditors or one or two authorized public accountant companies are appointed at the Annual General Meeting for the period until the next Annual General Meeting.

§8.
The summons to the Annual General Meeting shall take place through the means of a public announcement in Göteborgs-Posten and/or Svenska Dagbladet and Post- och Inrikes Tidningar, at most six and at least four weeks before the meeting.

Shareholders who wish to participate in the proceedings at the Annual General Meeting should be both named in the full list of shareholders from ten days before the meeting and should register with the company by at the latest 16.00 on the day named in the notice of the meeting. This day should not be a Sunday, a public holiday, a Saturday, Mid-summer Eve, Christmas Eve or New Year's Eve and should not be earlier than five days before the meeting.

§9.
The Annual General Meeting shall be held in Gothenburg within six (6) months of the end of each accounting year.

§10.
The Chairman of the Board or, in the case of his/her non-attendance, the person thereby appointed by the Board, opens the meeting and leads the negotiations until a chairman is chosen.

At the Annual General Meeting the following matters should be addressed:

1. Election of Chairman for the meeting.
2. Inspection of electoral register.
3. Election of two persons to sign the minutes of the meeting, in addition to the Chairman.
4. The question as to whether the meeting has been correctly announced.
5. The question as to approval of the proposed agenda.
6. The presentation of the annual report and auditor's report and the Group report and auditor's report for the Group.
7. The decision as to the questions concerning;
   a) The adoption of the profit and loss account, of the balance sheet and of the Group profit and loss account and of the Group balance sheet.
   b) The disposition of the company's profit or loss according to the adopted balance sheet.
   c) Adoption of the report and accounts (grant discharge for the Board Members and CEO).
8. The decision as to the number of Board Members and Deputy Board Members who are to be elected by the meeting.
9. The election of Board Members and Deputy Board Members.
10. The election of auditors.
11. The decision concerning the remuneration of the Board and auditors.
12. Other matters which are to be taken up at the meeting according to the Swedish Companies Act.

§11.
At the Annual General Meeting, each person entitled to vote may vote for the full number of shares he/she owns or represents with no limitations as to the number of votes.

§12.
The accounting year for the company shall be each calendar year.

§13.
Each person who, on the stated record day, is named in the list of shareholders or in the list according to Chapter 3, Paragraph 12 of the Swedish Companies Act, is considered qualified to receive dividend and, in the case of a stock dividend issue, new shares due to shareholders and to exert the shareholders' right of priority to participate in new issues.

Appendix C: Certain differences between Swedish law and regulations and Swiss law and regulations

Changes in the Shareholders' Rights

Shareholders who accept the Offer will upon completion of the Offer become shareholders of Nobel Biocare Holding AG, a Swiss company limited by shares ("Aktiengesellschaft"). The rights of Nobel Biocare Holding AG shareholders will be governed by Swiss law, including the Swiss Code of Obligations, the Swiss Stock Exchange Act and Nobel Biocare Holding AG's Articles of Associations. A summary comparison of the rights of Nobel Biocare Holding AB shareholders under Swedish law with the rights of Nobel Biocare Holding AG shareholders under Swiss law is set out below. The summary is not intended to be a complete statement of all differences or a complete description of the specific provisions referred to therein. However, the summary includes a description of those differences that Nobel Biocare Holding AG believes to be material. In addition to the summary below, it is noted that Nobel Biocare AB currently is subject to rules of the Stockholm Stock Exchange. As Nobel Biocare Holding AG will be primarily listed on the SWX Swiss Stock exchange, Nobel Biocare Holding AG will primarily be governed by the rules of SWX Swiss Exchange. It is recommendable that each shareholder contact his/her legal counsel regarding a more detailed analysis of the consequences of the Offer.

Shares

Swedish law

The Nobel Biocare AB shares are registered with the Central Securities Depository ("VPC"). The ownership of the shares is evidenced by a notice in the register held by VPC. Transfer of shares is effected by a notice of the change to VPC by the shareholder's custodian bank.

Swiss Law

The Nobel Biocare Holding AG shares are bearer shares ("Inhaberaktien"). The entire share capital is evidenced by a permanent global share certificate held in collective custody with SIS Sega-InterSettle AG, Olten, Switzerland ("SIS"). Shareholders have no right to request the issue and delivery of individual share certificates. Transfers of shares are effected through a book-entry system maintained by SIS. Ownership is evidenced by a respective confirmation (e.g. save custody account statement) from the shareholder's custodian bank showing the number of shares held through a custody account with such depositary bank (or similar depositary institution).

Holders of VPC-registered New Shares will receive a respective confirmation from VPC.

Shareholders meeting, general

Swedish law

According to the Swedish Companies Act and Nobel Biocare AB's Articles of Association an annual general meeting of the shareholders ("AGM") shall be held within six months from the end of the financial year. Extraordinary meetings of the shareholders shall be convened when the Board of Directors so deems necessary or where required in writing by the auditors of the Company or by shareholders holding at least one tenth of all shares. Under the Articles of Association a meeting of the shareholders is convened by publishing an invitation to attend, indicating time and place, in Post och Inrikes Tidningar, Svenska Dagbladet and Göteborgs-Posten, not earlier than six weeks and not later than four weeks prior to the meeting.

Swiss Law

An AGM must be held within six months after the end of the company's financial year. Shareholders' meetings are convened by the Board of Directors of Nobel Biocare Holding AG or, if necessary, by the company's statutory auditors. The Board of Directors of Nobel Biocare Holding AG is further required to convene an extraordinary shareholders' meeting if so resolved by a shareholders' meeting or if requested by shareholders holding in aggregate at least 10 per cent of the nominal share capital of Nobel Biocare Holding AG. Shareholders holding shares with a nominal value of at least CHF 1 million have the right to request that a specific proposal be put on the agenda and voted upon at the next shareholders' meeting. Under the Articles of Association, a shareholders' meeting is convened by publishing an invitation containing, inter alia, the date, time and location of the shareholders' meeting as well as the agenda in the Swiss Official Gazette of Commerce (*Schweizerisches Handelsamtsblatt*) at least 20 days prior to such meeting.

Right to attend the Meeting of the Shareholders

Swedish Law

The right to participate in meetings of the shareholders vest in shareholders who are registered as shareholders in the company's share register on the 10th day prior to the shareholders' meeting. Further, according to the Articles of Association of Nobel Biocare AB, shareholders wishing to attend a meeting of the shareholders shall notify the company not later than the date specified in the notice of the shareholders' meeting, however such date shall not be a Sunday, other public holiday, Saturday, Midsummer's Eve, 24 December or 31 December, and shall not occur later than the fifth weekday prior to the shareholders' meeting.

Swiss Law

Any shareholder has the right to attend shareholders' meeting. For such purpose shareholders will have to give evidence of their ownership. As a rule, this will be done by way of presenting a written confirmation by the custodian bank (or similar depositary institution) stating that the shares are held in deposit for the account of the respective shareholder and will remain blocked until the date of the shareholders' meeting. The notice of shareholder meetings to owners of VPC registered shares will contain information as to the procedure to be followed by shareholders in order to participate and exercise their shareholders' rights. In practice, more detailed rules regarding participating in shareholders meeting and the identification of shareholders will be established by the Board of Directors of Nobel Biocare Holding AG .

Right to vote at the Meeting of the Shareholders

Swedish law

Each share in Nobel Biocare AB represents one vote at the meeting of the shareholders. The shareholders' voting rights may only be exercised at a meeting of the shareholders that has been duly convened. A shareholder's rights to vote are exercised either by the shareholder attending in person or by a proxy. Each shareholder or proxy shall have the right to be accompanied at a meeting of the shareholders by not more than two advisors. Normally the meeting may only decide upon issues that have been noted in the notice of such meeting of the shareholders.

Swiss Law

Substantially the same as under Swedish law.

Dividends to the Shareholders

Swedish Law

According to the Swedish Companies Act only a meeting of the shareholders may decide upon a dividend. Normally, the meeting of the shareholders may not decide upon a dividend greater than the sum proposed or approved by the Board of Directors. Further, the dividend may not exceed the company's free equity reserves according to the most recent Annual Report, with due consideration given to the financing needs of the company, its liquidity and financial position.

Swiss Law

Under Swiss law at least 5 percent of the profit of the year has to be appropriated to the general reserves as long as such reserves represent less than 20 percent of the paid-up share capital. Since the Company is a holding company, any remaining profit for the year is at the disposal of the shareholders, who decide on the use of profits at the ordinary annual shareholders' meeting to be held within six months after the close of the business year. The distribution of dividends is normally proposed by the Board of Directors of Nobel Biocare Holding AG and requires the approval by the shareholders' meeting. In addition, the statutory auditors have to confirm that the proposed dividend complies with Swiss law and the Articles of Incorporation. Dividends resolved are paid immediately thereafter or as per the due date that may be stated in the approving shareholders' resolution (less 35 percent withholding tax).

Pre-emption Rights

Swedish Law

Decisions on rights issues and bonus issues are taken by the meeting of the shareholders and the shareholders have pre-emption rights to the new shares in proportion to the number of shares each shareholder owned prior to the issue, unless otherwise provided in the Articles of Association or the terms and conditions of the issue. The current Articles of Association do not contain any deviations from the shareholders' pre-emption rights. Any resolutions adopted at the meeting of the shareholders to waive the shareholders' pre-emption rights shall be valid only when supported by shareholders holding 2/3rd of the shares voted as well as 2/3rd of all shares present or represented at the meeting.

Swiss Law

Under Swiss law, any share issue, whether for cash, non-cash consideration or no consideration, is subject to the prior approval of the shareholders' meeting. Shareholders of Nobel Biocare Holding AG have certain pre-emptive rights ("Bezugsrecht" and "Vorwegzeichnungsrecht") to subscribe for new issues of shares, option bonds and convertible bonds in proportion to the nominal value of shares held. However, a resolution adopted at a shareholders' meeting with a qualified majority of at least 2/3rd of the shares represented at such meeting may limit or suspend (or authorise the Board of Directors of Nobel Biocare Holding AG to limit or suspend) pre-emptive rights in certain limited circumstances.

In addition to its ordinary share capital, Nobel Biocare Holding AG intends to create authorised capital ("Genehmigtes Kapital") by which the Board of Directors of Nobel Biocare Holding AG will be authorized (for a period of 2 years) to increase, in one or several increases, the share capital of Nobel Biocare Holding AG by a maximum aggregate amount which will depend upon the outcome of the Offers (see Section 6 of the Offer Document and footnote 4 of the Articles of Association of the Company set out in Appendix A). In this connection, the Board of Directors of Nobel Biocare Holding AG may exclude pre-emptive rights of shareholders if such new shares are to be used (1) for the full or partly, direct or indirect takeover of Nobel Biocare AB, Sweden (including any successor company), through share swaps or (2) for financing or refinancing the full or partly, direct or indirect acquisition of Nobel Biocare AB, Sweden (including any successor company), or (3) for participation of employees and officers of the company and/or group companies. Shares for which rights to subscribe in priority exist but are not exercised shall be sold by the company at market conditions.

Furthermore, Nobel Biocare Holding AG intends to create conditional share capital ("Bedingtes Kapital") by which Nobel Biocare Holding AG's share capital shall be increased by a maximum aggregate amount equal to the number of outstanding 1998-options and 2001-options and remaining unexercised on the date of completion of the Offer (see also section 6 of the Offer Document and footnotes 6 and 7 of the company's Articles of Association set out in Appendix A. This conditional share capital is for the issuance of shares upon (1) the exercise of option rights which are granted to employees of Nobel Biocare Holding AG and/or other Group companies. In this connection, pre-emptive rights of shareholders will be excluded.

Majority requirements

Swedish Law

According to the Swedish Companie's Act as a general rule, decisions made at a meeting of the shareholders are taken by simple majority. However, certain decisions require qualified majority. Decisions on e.g. amendments of the Articles of Association, approval of merger plans and deviations from the shareholders' pre-emption rights on issues are valid only in so far the decision has been supported by shareholders holding 2/3rd of the shares voted as well as 2/3rd of all shares present or represented at the meeting. Resolutions on amendments of the Articles of Association, where the amendments relate to the shareholders' rights to the company's profit or other assets, restrictions on the right to acquire shares in the company and changes in the legal relationship between the various shares, shall be valid where supported by all of the shareholders present or represented at the shareholders' meeting and where such shareholders hold 9/10th of all the shares in the company.

Swiss Law

The shareholders' meeting passes resolutions and makes elections, if not otherwise required by law, with an absolute majority of the votes represented (i.e. abstentions from voting shares represented at the meeting having the effect of votes against the proposal). Resolutions requiring a vote by absolute majority include amendments of the Articles of Association (except as set out below), elections of Directors and statutory auditors, approval of the annual report and the annual group accounts, setting the annual dividend, decisions to discharge the Directors and management from liability for matters disclosed to the shareholders' meeting and the ordering of an independent investigation into specific matters proposed to the shareholders' meeting *(Sonderprüfung)*.

A resolution passed at a shareholders' meeting with a qualified majority ("qualifiziertes Mehr") of at least two-thirds of the shares represented at such meeting is required by law for: (i) changes to Nobel Biocare Holding AG's business purpose; (ii) the creation of shares with privileged voting rights; (iii) restrictions on the transferability of registered shares; (iv) an authorised or conditional increase in Nobel Biocare Holding AG's share capital; (v) an increase in Nobel Biocare Holding AG's share capital by way of capitalisation of reserves, against contribution in kind, for the acquisition of assets or involving the grant of special privileges; (vi) the restriction or elimination of pre-emptive rights of shareholders; (vii) a relocation of the registered office; or (viii) the dissolution of Nobel Biocare Holding AG other than by liquidation (for example, by way of a merger); (ix) the conversion of global share certificates into individual share certificates; or (x) the conversion of bearer shares into registered shares. In addition, the introduction or abolition of any provision in the Articles of Incorporation introducing a qualified-majority must be resolved in accordance with such qualified majority voting requirements.

The Composition of the Board of Directors

Swedish Law

According to the Swedish Companies Act a limited liability company shall have a Board of Directors consisting of at least three members. Nobel Biocare AB is a public company and must as such have a Board of Directors consisting of at least three members. The Board of Directors is elected by the meeting of the shareholders, unless the Articles of Association provide that the Board of Directors shall be appointed in another manner. The current Articles of Associations of Nobel Biocare AB state that the Board of Directors shall consist of a minimum of four and a maximum of nine members with a maximum of three alternate members. According to the Swedish Companies Act the Managing Director and at least half of the members of the Board of Directors of a Swedish company shall be resident within the area of the European Economic Area, unless the Swedish Government or an authority authorised by the Government decides otherwise. Under Swedish law, the unions have under certain conditions the right to appoint members of the Board of Directors. As a consequence, the SIF Union and the Metalworkers' Union have each appointed one member of the Board of Directors and one alternate.

Swiss Law

Under Swiss law, the board of directors may consist of one or more persons. However, pursuant to Nobel Biocare Holding AG's Articles of Association, the Board of Directors of Nobel Biocare Holding AG shall consist of at least 4 and up to a maximum of 9 members. As a rule, a majority of the Directors must be Swiss citizens domiciled in Switzerland; however, by decision of the Swiss Federal Office of Justice dated 22 April 2002, Nobel Biocare Holding AG has been exempted from this rule. Provided that at least one director authorised to represent the company must be resident in Switzerland. Members of the Board of Directors of Nobel Biocare Holding AG are elected by the shareholders' meeting for a term of office of one year but they can be re-elected without limitation.

Removal of the Board of Directors

Swedish Law

According to the Swedish Companies Act members of the Board of Directors may be removed after a decision by simple majority at a meeting of the shareholders. Also a member of the Board of Directors may resign on his/her own initiative. Replacement for removed members of the Board of Directors may, with the exception of the alternate members, only be made through a decision at a meeting of the shareholders, unless the Articles of Association provide otherwise.

Swiss Law

Under Swiss law members of the Board of Directors of Nobel Biocare Holding AG may be removed at any time by a shareholders' meeting by an absolute majority of the votes represented at such shareholders' meeting. A member of the Board of Directors of Nobel Biocare Holding AG may resign on his/her own initiative.

The Responsibility and Liability of Members of the Board of Directors

Swedish Law

According to Swedish Law a member of the Board of Directors is, when exercising his directorship, under the obligation to act in the best interest of the Company and the shareholders. The Board of Directors is under no obligation to approve proposals for any action, unless the Board of Directors finds that such a proposal is in the interest of the Company and the shareholders. Further, a member of the Board of Directors or a Managing Director who, in the performance of his duties, intentionally or negligently causes damage to the Company shall be liable for such damage. The same applies where damages are caused to a shareholder or other person as a consequence of a breach of provisions of the Swedish Companies Act, the Annual Report Act or the Articles of Association.

If the Board of Directors has lawfully delegated the power to carry out day-to-day management to a different corporate body, e.g. the executive management, it is not liable for the acts of the members of the executive management. Instead, the directors can be held liable for their failure to properly select, instruct or supervise the executive management.

Swiss Law

According to the Swiss Code of Obligations in performing their functions, Directors are bound to the duties of care and confidentiality. Moreover, Directors are responsible to the company and its shareholders for all damage caused by a wilful or negligent violation or non-performance of their duties. Members of the Board of Directors of Nobel Biocare Holding AG, persons entrusted with the management, auditors and liquidators are liable for any damage caused to the company, any shareholder or any creditors of the company resulting from a negligent or wilful violation of his or her duties.

In case of permitted delegation, the responsibility of the Board of Directors of Nobel Biocare Holding AG is limited to the failure to properly select, instruct or supervise the executive management as in Nobel Biocare AB above.

Limitation of Liability for Company Officers

Swedish Law

The Swedish Companies Act does not contain specific rules on limitation of liability for members of the Board of Directors, the management or other employees. However, it is not unusual that companies whose shares are listed have special insurance policies issued in favour of the members of the Board of Directors or other representatives of the company. Nobel Biocare AB has taken such an insurance policy in favour of the Board of Directors and the CEO.

Swiss Law

Substantially the same as under Swedish law.

Abuse of Power and Undue Actions

Swedish Law

According to the Swedish Companies Act neither the meeting of the shareholders nor the Board of Directors may adopt resolutions which may provide an undue advantage to a shareholder or other person to the disadvantage of the Company or another shareholder (the principle of equality). The Swedish Companies Act further states that a representative of a company may not follow an instruction by the meeting of the shareholders or the Board of Directors if the instruction is invalid because it is in conflict with the Swedish Companies Act, the Annual Reports Act or the Articles of Association.

Swiss Law

Resolutions of the shareholders meeting which violate the law or the Articles of Association, withdraw or limit shareholders' rights without a proper reason or discriminate against or disadvantage shareholders in a manner not justified by the company's purpose can be challenged by any shareholder or the Board of Directors of Nobel Biocare Holding AG within two months after adoption of such resolution. In addition, resolutions of the Board of Directors of Nobel Biocare Holding AG can under certain circumstances be declared void in case of a material breach of law.

Compulsory Purchase of Shares

Swedish Law

If a parent Company (i.e. a Swedish limited liability Company), alone or together with its subsidiaries, owns more than 9/10th of the votes in a subsidiary, the parent company has the right to redeem the remaining shares from the other shareholders in the subsidiary. Any person whose shares may be redeemed has the right to have his shares redeemed by the parent company. In case the parties cannot agree upon the price of the shares, the price shall be determined by an arbitration panel consisting of three arbitrators.

Also, according to the recommendations of the Swedish Industry and Commerce Stock exchange Committee, a shareholder, who acquires shares in a listed Swedish company, whether directly, indirectly or acting in concert with third parties, which, when added to the shares already held, exceed the threshold of 40 per cent of the voting rights of a listed Swedish company has to submit a takeover bid to all the remaining shareholders.

Swiss Law

Nobel Biocare Holding AG's shares will be listed on the SWX Swiss Exchange. According to the Swiss Stock Exchange Act, whoever acquires shares of a listed Swiss company, whether directly, indirectly or acting in concert with third parties, which, when added to the shares already held, exceed the threshold of 33 1/3 of the voting rights (whether exercisable or not) of a listed Swiss corporation has to submit a takeover bid to all the remaining shareholders. The mandatory bid obligation may only be waived under certain extraordinary circumstances. Whoever reaches 98 per cent in making a take-over bid can exclude the remaining reluctant shareholders in a special squeeze out procedure.

Notification and Disclosure of Major Share Interests

Swedish Law

Under the Swedish Financial Instruments Trading Act persons who, directly, indirectly or in concert with certain third parties, acquire or dispose of shares in a Swedish company and thereby reach, exceed or fall below the thresholds of 10 per cent, 20 per cent, 33 1/3 per cent, 50 per cent or 66 2/3 per cent of the voting rights of a Swedish listed company must notify the company and the relevant stock exchange (or if the listing is made abroad the Swedish Financial Supervisory Authority) of such acquisition or disposal in writing within seven days. The company must notify the public within nine days following receipt of such notification if the relevant stock exchange has failed to do so. In addition to the requirements of the Financial Instruments Trading Act, the Swedish Industry and Commerce Stock Exchange Committee recommends that holdings that exceed or fall below the thresholds of 5 per cent, 10 per cent, 15 per cent, 20 per cent, et cetera, are notified to the company and the relevant stock exchange.

Individuals who are considered insiders according to relevant legislation must also report their shareholdings and changes therein to the Swedish Financial Supervisory Authority.

In addition the share ledger of Swedish company is in principle public to the effect that it must be presented to anyone by the company on demand. As regards companies whose shares are registered with the Central Securities Depository (VPC), such as the shares of Nobel Biocare AB, such disclosure shall not comprise shareholders that hold less than 500 shares. The share ledger, which must be presented to the shareholders at any shareholders' meeting, shall comprise all shareholders.

Swiss Law

Under the applicable provision of the Swiss Stock Exchange Act, persons who, directly, indirectly or in concert with third parties, acquire or dispose of shares in a Swiss company and thereby reach, exceed or fall below the thresholds of 5 per cent, 10 per cent, 20 per cent, 33 1/3 per cent, 50 per cent or 66 2/3 per cent of the voting rights of a Swiss listed company must notify the company and the Disclosure Office of the SWX Swiss Exchange of such acquisition or disposal in writing within four trading days, whether or not the voting rights can be exercised. Following receipt of such notification, the company must inform the public within two trading days.

An additional disclosure obligation exists under Swiss company law pursuant to which a company must disclose the identity and size of shareholdings of all of its shareholders and shareholder groups acting in concert who hold more than 5 per cent of its voting rights. This disclosure must be made once a year in the notes to the financial statements as published in the company's annual report.

Repurchase of Shares

Swedish Law

Swedish law limits the number of own shares that may be held or acquired by a Swedish company. As a general rule, only public companies, whose shares are listed, may acquire own shares.

A company may only repurchase shares if it (i) has sufficient free distributable reserves to pay the purchase price and (ii) the aggregate nominal value of such shares (also taking into account shares held by subsidiaries) does not exceed 10 per cent of the nominal share capital of the company.

An acquisition of own shares must be made subject to a decision by the shareholders' meeting. Such a decision shall be approved by 2/3rd of all shares voted as well as 2/3rd of all shares present or represented at the meeting in order to be valid. Selective share repurchase may only be made as regards an entire class of shares. In addition, repurchases of shares are subject to certain restrictions promulgated by the Industry and Commerce Stock Exchange Committee.

Shares held by the company or its subsidiaries do not carry any rights to vote at the shareholders' meeting, and shall be disregarded when calculating majority and when certain provisions in law or the company's Articles of Association require a certain shareholding. Shares held by the company and its subsidiaries are not entitled to the economic benefits (e.g. right to receive dividends) that generally apply to the company's shares.

The company is under an obligation to notify the relevant stock exchange and the Swedish Financial Supervisory Authority of any acquisition or transfer of own shares.

Swiss Law

Also Swiss law limits the number of shares which a company may hold or repurchase. A Swiss company and its subsidiaries may only repurchase shares if the company (i) has sufficient free distributable reserves to pay the purchase price and (ii) the aggregate nominal value of such shares does not exceed 10 per cent of the nominal share capital of the company. Furthermore, selective share repurchase are only permitted under certain circumstances; in particular, repurchases of listed shares are subject to certain restrictions promulgated by the Swiss Take-over Board, the regulatory body for tender offers in Switzerland.

Shares held by a company or its subsidiaries do not carry any rights to vote at the shareholders' meeting, but are entitled to the economic benefits that generally apply to the company's shares.

Liquidation, bankruptcy

Swedish Law

The meeting of the shareholders may, by a simple majority, decide upon a liquidation of the company. In case the company's equity has fallen below half of its registered share capital and the equity has not within eight months increased to equal the registered share capital, the company shall be put into liquidation. Also, the registration authority may put the company into liquidation, if the company fails to comply with certain provisions of its Articles of Association or statutory requirements.

If a company becomes unable to pay its debts as they fall due, it shall be put into insolvent liquidation (bankruptcy). An application for bankruptcy may be made to the relevant court, either by the company or by a creditor. The court will appoint an administrator to sell all assets and distribute the proceeds in accordance with the relevant statute on preferred claims.

Swiss law

The meeting of shareholders may, by an absolute majority of the shares represented, decide upon a liquidation of the company. Also, the registration authority and courts may put the company into liquidation if the company fails to comply with certain provisions of its Articles of Association or statutory requirements.

Pursuant to the Swiss Code of Obligations the company must comply with certain minimum equity requirements failing which the company may eventually be adjudicated bankrupt. In particular, if the annual balance sheet shows that half of the share capital and the legal reserves are no longer covered, the Board of Directors of Nobel Biocare Holding AG must immediately convene a general meeting and propose a financial reorganization. Furthermore, in case of a substantiated concern of over indebtedness (Überschuldung), an interim balance sheet must be prepared and submitted to the auditors for examination. If the interim balance sheet shows that the liabilities of the company are neither covered if the assets are appraised at ongoing business values nor at liquidation values, then the Board of Directors of Nobel Biocare Holding AG must notify the court unless creditors agree to subordinate their claims in a insufficient amount. Upon being notified, the court adjudicates the bankruptcy. At the request of the Board of Directors of Nobel Biocare Holding AG or a creditor adjudication may be postponed if there is a prospect of a financial reorganization. In such case, the court will take the appropriate measures (e.g. appointment of an administrator) to preserve the value of the assets.

Pursuant to the Swiss Debt Enforcement and Bankruptcy Act ("DEBA"), an insolvent company may apply for adjudication of bankruptcy or a moratorium (Nachlassstundung) subject to certain conditions. In addition, a creditor may request the adjudication of bankruptcy upon completion of a debt enforcement procedure set out in the DEBA.

Merger

Swedish Law

A merger may occur between a transferee company and a one or more transferor companies (absorption) or between one or more transferor companies through the incorporation of a new transferee company (consolidation). The Board of Directors of the transferor company and, where the merger is to be effected by absorption, the transferee company shall prepare and sign a joint merger plan. The merger plan shall include information on i.a the details of the companies, the number of shares in the transferee company, the payment conditions on the merger consideration, planned time for dissolution, any rights in the transferee company which will vest in holders of warrants, debentures et cetera.

The merger plan shall shall be approved by the Auditors of the affected companies. The merger plan shall be approved by a general meeting of the shareholders. A decision to approve the merger plan shall be valid only if supported by at least two-thirds of the shares present and represented at the meeting.

Swiss law

The normal procedure is the "Absorption" by which one surviving company assumes by operation of law ("Universalsukzession") all assets and liabilities of the dissolved company. Alternatively, two or more companies may be merged into a new corporation (so-called "Combination"). Due to tax disadvantages and for various other reasons, however, the Combination is rarely used. The Absorption requires a merger agreement to be concluded between the boards of directors of both companies. In addition, the shareholders meeting of the absorbed company must approve the merger with a qualified majority of at least two thirds of the shares represented (and the absolute majority of the par value in case the company has issued shares at different par values). By contrast, (theoretically) there is no need for an approval by the shareholders meeting of the surviving company unless the merger is combined with an amendment of the company's articles of association (e.g. to create new share capital) of with the election of new Directors. The absorbed company will be deleted from the Commercial Registry following completion of a dissolution procedure including a call to creditors.

Notices

Swedish Law

Under the Articles of Association of Nobel Biocare AB notices to shareholders are validly made by publications in the Swedish newspapers Post och Inrikes Tidningar, Svenska Dagbladet and Göteborgs-Posten.

Swiss Law

Notices to shareholders are validly made by publication in the Swiss Official Gazette of Commerce (*Schweizerisches Handelsamtsblatt*).

Appendix D: Resolutions of the Shareholders Meeting of Nobel Biocare Holding AG, 14 May 2002

As approved by Nobel Biocare Holding Trust

Unofficial English translation of the Resolutions of the Shareholders Meeting of Nobel Biocare Holding AG dated 14 May 2002 regarding the Share Capital Increase and the creation of Authorised and Conditional Capital (Extract)

(...)

II.

The shareholders meeting of Nobel Biocare Holding AG (the "**Company**") unanimously resolves to increase the ordinary share capital of the Company by up to CHF 50'782'636 up to a total share capital of up to CHF 50'882'636 and decides as follows:

1. a) Aggregate nominal value by which the share capital shall be increased: up to CHF 50'782'636
   b) Amount to be paid-up: 100%

2. a) Number, nominal value and type of shares: up to 25'391'318 bearer shares with a nominal value of CHF 2.00 each
   b) Preferential rights: none

3. a) Issue Price: The board of directors is authorised to determine the Issue Price.
   b) Beginning of entitlement to dividends: Business year 2002

4. Type of Contributions:
   Contribution in kind of up to 25'391'318 shares in Nobel Biocare AB, Götheburg (Sweden) with a nominal value of SEK 12,5 (which according to the "Devisenmittelschlusskurs" in Zurich of the preceding business day (i.e. 13 May 2002; CHF 1 = SEK 6,4185) corresponds to CHF 1,9475) each, for which Skandinaviska Enskilda Banken AB ("SEB") as commission agent and contributor acting in its own name but for the account of the Nobel Biocare AB shareholders who have accepted the forthcoming public offer by the Company regarding Nobel Biocare AB, will receive up to 25'391'318 new bearer shares in Nobel Biocare Holding AG with a nominal value of CHF 2.00 each and of up to CHF 50'782'636 in aggregate. The value of the contribution in kind will be determined on the basis of the tendered Nobel Biocare AB shares multiplied by the closing price of Nobel Biocare AB shares on the Stockholm Stock Exchange on the last day of the Acceptance Period of the above mentioned public offer. The board of directors shall be authorised to take into account in the Company's interest any decrease of value being caused by extraordinary market disruptions and similar events save that the nominal value of the contributed shares shall remain fully covered by the contribution in kind.

5. Assumption of assets (including intended assumption of assets): none

6. Special privileges: none

7. (...) The shareholders meeting records that the existing shareholders have fully waived their right of subscription. Non-exercised pre-emptive rights shall expire without consideration.

8. The board of directors shall complete the capital increase in the full amount of subscriptions received up to the above mentioned maximum amount.

III.

The capital increase shall be completed by the board of directors within three months from the date of this meeting, Art. 650 para. 1 CO (...).

If the capital increase set out under II above has not been registered with the Commercial Registry within such period, the resolution passed by the shareholders meeting today, becomes void, Art. 650 para. 3 CO.

(...)

V.

Subject to the condition precedent that the capital increase set out under clause II above is completed and registered with the Commercial Registry, and with effect as of the date of registration of such capital increase with the Commercial Registry, the shareholders meeting unanimously resolves that:

1. in addition to the ordinary capital, an authorised capital shall be created in the following amount:
   50'782'636 <u>minus</u>

   (1) the total nominal amount of the new shares issued in connection with the ordinary capital increase set out under clause II above, and

   (2) CHF 2.00 <u>multiplied</u> by the number of options issued in connection with the acquisition by Nobel Biocare AB of Steri-Oss, Inc., on 10 September 1998 (the "**Steri-Oss Options**") which remain outstanding (i.e. unexercised) on the date of the capital increase set out under clause II above, and as evidenced by a written confirmation (fax sufficient) from Nobel Biocare AB presented on the day of completion of the capital increase;

   <u>but</u> in no event more than 50% of the issued share capital upon completion of the capital increase set out under clause II above;

   the board of directors shall be authorised to increase the issued share capital (out of the authorised capital) until 14th May, 2004;

2. in addition to the ordinary share capital, a conditional capital in the following maximum aggregate nominal amount shall be created:

   CHF 2'484'836 <u>minus</u> (CHF 2.00 <u>multiplied</u> by the number of Steri-Oss Options, which have been exercised in the period between the date hereof and the day preceding the above capital increase is completed, as evidenced by a written confirmation (fax sufficient) from Nobel Biocare AB to be presented on the day of completion of the capital increase),

   <u>but</u> in no event more than 50% of the issued share capital upon completion of the capital increase set out under clause II above;

3. accordingly, the articles of association shall be amended as follows: *(...; see Articles 3a and 3b set out in Appendix A)*

4. (...)

5. the amendment of the articles of association (...) shall be filed with the Commercial Registry at the same time at which the above ordinary capital increase (Clause II) is filed. If the ordinary capital increase is not filed with the Commercial Registry within the period set out under Clause III above, the resolution of the shareholders meeting set out in this Clause V shall become automatically void.

Public Deed signed in Zurich on 14 May 2002

Addresses

Nobel Biocare Holding AG
Othmarstraße 8
8008 Zurich
Switzerland
Registration number: CH-170.3.025.241-1

Nobel Biocare Holding AG was incorporated in the Canton of Zug, Switzerland on 14 December 2001 and transferred its domicile to Zurich on 16 May 2002.

Head Office

Nobel Biocare AB
Box 5190
Visiting address:
Bohusgatan 15
SE-402 26 Göteborg
Sweden
Phone: +46-31-818800
Fax: +46-31-163152
Corporate registration number (Organisations): 556002-0231

Tryckindustri/Finanstryck 029069

Acceptance Form for shares of Nobel Biocare Holding AG

Nobel Biocare™

Offer to the shareholders of Nobel Biocare AB

This Acceptance Form should be delivered to any of SEB's branch offices or any other Swedish bank or brokerage firm for forwarding to SEB Emissioner or sent to the following address:

Acceptance period: May 28–June 18, 2002

SEB
Emissioner, R B7
S-106 40 Stockholm
Fax. +46 8 706 61 69

The Acceptance Form must be received by SEB no later than June 18, 2002 at 3:00 p.m. (C E T).

This Acceptance Form should be read in conjunction with the offer document dated 27 May 2002 ("the Offer Document") which accompanies this Acceptance Form, the terms of which are incorporated in, and form part of, this Acceptance Form. The definitions used or referred to in the Offer Document have the same meanings in this Acceptance Form.

In accordance with the Offer Document Nobel Biocare Holding AG hereby offers the shareholders of Nobel Biocare AB the opportunity to exchange their shares in Nobel Biocare AB (the "Shares") for shares in Nobel Biocare Holding AG (the "New Shares") in accordance with the following terms and subject to the following conditions:

For each Share, one New Share is offered. The Offer is made on the terms and subject to the conditions contained in the Offer Document.

Upon registration of this Acceptance Form, until the Offer becomes unconditional, the Shares will be transferred to a blocked account and can no longer be traded.

If the Shares are pledged the section below regarding information pertaining to the pledgee must be duly completed and signed by the pledgee. By signing this Acceptance Form the pledgee shall have fully waived any right of pledge and any other lien in respect of the Shares and any right attaching thereto.

No Offer is being made hereby to persons whose participation in the offering requires an additional prospectus, registration or that other measures are taken in addition to those required under Swedish law. Thus this Offer is not being made in, inter alia, Australia or Japan and an Acceptance Form sent from such jurisdictions will be disregarded. The Acceptance Form must not be mailed or otherwise distributed or sent in any other country where such distribution or offering would require any such additional measures to be taken or would be in conflict with any law or regulation in such a country or any political subdivision thereof.

Hereby I/We tender: [ ] **Shares of Nobel Biocare AB**

The Shares above are registered in the following VP account: 0 0 0 _ | _ _ _ _ | _ _ _ _

If the above VP-account is a so-called transfer account, please ask your bank to re-register it as soon as possible.

The person by whom, or on whose behalf, this Acceptance Form is executed, hereby represents and agrees that (i) it has received the Offer Document containing the details of the Offer (ii) it hereby accepts the Offer in respect of its above mentioned Shares, and (iii) Skandinaviska Enskilda Banken AB (SEB), acting as commission agent in its own name but for account of the shareholder, shall be authorized and instructed to subscribe for the same number of New Shares as Shares tendered hereunder, and to deliver such Shares to Nobel Biocare Holding AG as contribution in kind for the issuance of New Shares.

Incomplete or incorrect Acceptance Forms may be disregarded.

Information pertaining to the shareholder.
Address will be obtained from VPC.

Personal number/Organisation number	Daytime telephone
Last name/Company Name	First name
Mailing address (Street, Box number, etc)	
Postal code	City/Town
Place	Date
The registered shareholder's signature (if applicable the nominee/trustee)	

Information pertaining to the pledgee.
(to be completed if Shares are pledged)

Personal number/Organisation number	Daytime telephone
Last name/Company Name	First name
Mailing address (Street, Box number, etc.)	
Postal code	City/Town
Place	Date
Signature of pledgee	

Tryckindustri 2002

Acceptance Form for shares of Nobel Biocare Holding AG

Nobel Biocare™

Acceptance period: May 28–June 18, 2002

Offer to the shareholders of Nobel Biocare AB

This Acceptance Form should be delivered to any of SEB's branch offices or any other Swedish bank or brokerage firm for forwarding to SEB Emissioner or sent to the following address:

SEB
Emissioner, R B7
S-106 40 Stockholm
Fax. +46 8 706 61 69

This Acceptance Form must be received at the above address not later than June 18, 2002 at 3:00 p.m. (CET).

This Acceptance Form should be read in conjunction with the offer document dated 27 May 2002 ("the Offer Document") which accompanies this Acceptance Form, the terms of which are incorporated in, and form part of, this Acceptance Form. The definitions used or referred to in the Offer Document have the same meanings in this Acceptance Form.

In accordance with the Offer Document Nobel Biocare Holding AG hereby offers the shareholders of Nobel Biocare AB the opportunity to exchange their shares in Nobel Biocare AB (the "Shares") for shares in Nobel Biocare Holding AG (the "New Shares") in accordance with the following terms and subject to the following conditions:

For each Share, one New Share is offered. The Offer is made on the terms and subject to the conditions contained in the Offer Document.

Upon registration of this Acceptance Form, until the Offer becomes unconditional, the Shares will be transferred to a blocked account and can no longer be traded.

If the Shares are pledged the section below regarding information pertaining to the pledgee must be duly completed and signed by the pledgee. By signing this Acceptance Form the pledgee shall have fully waived any right of pledge and any other lien in respect of the Shares and any right attaching thereto.

The Offer is made on the terms and subject to the conditions contained in the Offer Document.

27 May 2002 you owned Shares in Nobel Biocare AB as below:

[ ] **Shares of Nobel Biocare AB**

If divergent number of Shares in Nobel Biocare AB please fill in the correct number of Shares in the box below:

[ ] **Shares in Nobel Biocare AB**

If the above box is not filled out, the pre-printed number of Shares will apply.

The Shares above are registered in the following VP account: ______________________

If the above VP-account is a so-called transfer account, please ask your bank to re-register it as soon as possible.

No Offer is being made hereby to persons whose participation in the offering requires an additional prospectus, registration or that other measures are taken in addition to those required under Swedish law. Thus this Offer is not being made in, Australia or Japan and an Acceptance Form sent from such jurisdictions will be disregarded. The Acceptance Form must not be mailed or otherwise distributed or sent in any other country where such distribution or offering would require any such additional measures to be taken or would be in conflict with any law or regulation in such a country or any political subdivision thereof.

The person by whom, or on whose behalf, this Acceptance Form is executed, hereby represents and agrees that (i) it has received the Offer Document containing the details of the Offer (ii) it hereby accepts the Offer in respect of its above mentioned Shares, and (iii) Skandinaviska Enskilda Banken AB (SEB), acting as commission agent in its own name but for account of the shareholder, shall be authorized and instructed to subscribe for the same number of New Shares as Shares tendered hereunder, and to deliver such Shares to Nobel Biocare Holding AG as contribution in kind for the issuance of New Shares.

Incomplete or incorrect Acceptance Forms may be disregarded.

Information pertaining to the shareholder.
Address will be obtained from VPC.

Personal number/Organisation number	Daytime telephone
Last name/Company Name	First name
Mailing address (Street, Box number, etc)	
Postal code	City/Town
Place	Date
The registered shareholder's signature (if applicable the nominee/trustee)	

Information pertaining to the pledgee.
(to be completed if Shares are pledged)

Personal number/Organisation number	Daytime telephone
Last name/Company Name	First name
Mailing address (Street, Box number, etc.)	
Postal code	City/Town
Place	Date
Signature of pledgee	

Tryckindustri 2002

Nobel Biocare™

PRESS RELEASE

Nobel Biocare Holding AG – New holding structure for Nobel Biocare AB

Share exchange offer for all outstanding shares of Nobel Biocare AB

- Nobel Biocare Holding AG makes a share exchange offer to the shareholders of Nobel Biocare AB. One new share of Nobel Biocare Holding AG is offered for every share of Nobel Biocare AB.
- The new holding structure of the Nobel Biocare Group will be implemented through the announced share exchange offer.
- The Board of Directors of Nobel Biocare AB unanimously recommends its shareholders to accept the share exchange offer.
- The Offer Document in relation to the share exchange offer will be published on Tuesday 28 May 2002.
- The acceptance period for the share exchange offer will remain open from 28 May 2002 until 18 June 2002.
- The new shares of Nobel Biocare Holding AG will be listed on the SWX Swiss Exchange and on the Stockholm Stock Exchange (Stockholmsbörsen). The trading of the new shares is expected to start on 24 June 2002.

Background and reasons to the Offer

On 3 April 2002, the Board of Directors of Nobel Biocare AB ("Nobel Biocare") announced its decision to initiate the establishment of a new Swiss holding structure to support the company's continued efforts to strengthen its competitive position, to sustain long-term market leadership and to create value for the shareholders. In order to implement the new holding structure, the Board of Directors of Nobel Biocare Holding AG decided on 26 May 2002 to make a share exchange offer to the shareholders of Nobel Biocare AB (the "Offer"). The Board of Directors of Nobel Biocare is convinced that there are significant benefits to adopt a holding structure that also aims at further widening Nobel Biocare's access to international capital markets and enhancing the liquidity of its shares. The Swiss parent company will be listed on the SWX Swiss Exchange in Zurich and on the Stockholm Stock Exchange (Stockholmsbörsen).

Copies of this press release are not being, and must not be, mailed or otherwise distributed or sent in or into Australia or Japan. The Offer will not be made in these countries. Furthermore, the Offer is not aimed at such persons whose participation might require a further prospectus, registration, or any measures other than those, which follow from Swedish law. This press release, being an announcement to the effect that and when the Offer Document will be available in respect of the Offer, does not in itself constitute an offer to sell or any solicitation to buy any securities in any jurisdiction.

"The creation of a new holding structure represents an important step in the development of Nobel Biocare into an international group and enhances our possibilities to fully exploit the significant market potential for dental implants and prosthetics," says Ernst Thomke, Chairman of Nobel Biocare AB.

Nobel Biocare has over the last few years developed into an increasingly international group with 95 per cent of its sales generated outside Sweden, 71 per cent of its employees based internationally and only approximately 13 per cent of the shares are today owned by Swedish shareholders.

Last year, Nobel Biocare announced a new strategy for future growth. With its new management, the company is, today, emphasizing its focus on profitability, marketing and sales as well as R&D initiatives with a view to further enhance its global market leadership.

"The new holding structure will generate significant benefits to Nobel Biocare, its employees and other stakeholders. It will provide additional support to our efforts in expanding our research and development, marketing and sales activities and in reaching our targets", says Heliane Canepa, President of Nobel Biocare AB.

Strengthening the Group's competitive position

The dental implant market has strong potential for expansion but is subject to considerable competition. A key competitive factor for companies in the industry is the amount of marketing resources they can deploy as well as the amount of capital they can invest in research and development. A Swiss holding structure will allow Nobel Biocare to optimise its corporate tax position to levels closer to standards with other multinational companies and thereby maximising the capital it can re-invest to grow the company and better exploit the market potential. Through this new holding structure, Nobel Biocare expects the average group tax rate to fall to approximately 20-25 per cent as of 2003, which is a level similar to other Swiss domiciled multinational companies.

Enhanced access to a larger investor base

The Swiss holding structure and the listing in Zurich will give Nobel Biocare enhanced visibility within the large healthcare focused investor base in Switzerland. The SWX Swiss Exchange has a high proportion of healthcare companies (approximately 35 per cent of SWX total market capitalization). The company will consequently obtain better access to the large private investor base in Switzerland in addition to its existing institutional shareholders.

Potential for increased liquidity of the Nobel Biocare shares

Swiss Medtech companies are actively covered by analysts of global investment banks and local broker institutions, contributing to transparency and a high degree of comparability among companies across the European Medtech universe. A listing of Nobel Biocare Holding AG both in Switzerland and Sweden is likely to increase the company's research coverage. This could, as a result, further improve the liquidity of the Nobel Biocare shares.

No change to Nobel Biocare's operations

Although the establishment of a new Swiss holding structure would modify the legal structure of Nobel Biocare, it would not change the operations of Nobel Biocare or imply any change to its employees. All current operational headquarter functions, including the research department, remain in Gothenburg. The main production centres in Sweden and the United States are not affected by the new holding structure.

The Board of Directors of Nobel Biocare Holding AG has the same structure as the current Board of Directors of Nobel Biocare AB excluding the union representatives. However, the union representatives will be allowed to attend meetings of the Board of Directors of Nobel Biocare Holding AG as observers.

The share exchange offer

Nobel Biocare Holding AG, a newly created Swiss holding company, is making a public share offer to the shareholders of Nobel Biocare AB where one new share of Nobel Biocare Holding AG is offered for each outstanding share of Nobel Biocare AB. The conditions of the Offer are outlined below.

Nobel Biocare Holding AG neither owned nor controlled any shares of Nobel Biocare AB prior to the announcement of this Offer.

No commissions will be charged in relation to the Offer.

UBS Warburg is acting as financial adviser to Nobel Biocare AB in relation to the Offer and the listing of Nobel Biocare Holding AG on the SWX Swiss Exchange and the Stockholm Stock Exchange (Stockholmsbörsen).

Conditions of the Offer

The Offer is subject to the following conditions being fulfilled or where appropriate waived by Nobel Biocare Holding AG:

- that the Offer is accepted to such an extent that Nobel Biocare Holding AG, becomes the owner of more than 90 per cent of the total number of shares and votes of Nobel Biocare AB. Nobel Biocare Holding AG nevertheless reserves the right to implement the Offer with less than 90 per cent acceptances provided that the Board of Directors of Nobel Biocare AB has consented thereto.

- that, prior to public announcement confirming that the Offer is to be implemented, the acquisition, in Nobel Biocare Holding AG 's judgement, is not to be rendered wholly or partly impossible or severely difficult as a result of statutory law or regulation, court rulings, decisions by the authorities or other similar circumstances in Sweden or any other country that have occurred or are expected to occur, or as a result of other circumstances beyond Nobel Biocare Holding AG 's control.

- that all legal prerequisites for the listing of Nobel Biocare Holding AG 's shares on the SWX Swiss Exchange are fulfilled.

Timetable

An Offer Document, setting out in further detail the terms and instructions of the Offer, will be distributed to the shareholders on Tuesday 28 May 2002. The acceptance period will remain open from 28 May 2002 until 18 June 2002. Copies of the Offer Document can also be obtained upon request from Nobel Biocare.

Provided that the conditions stated above have been met or waived by Nobel Biocare Holding AG and Nobel Biocare Holding AG announces its intention to complete the Offer on or around 20 June 2002, settlement is expected to commence on 21 June 2002.

The trading of the new Nobel Biocare Holding AG shares on the SWX Swiss Exchange and the Stockholm Stock Exchange is expected to commence on 24 June 2002. The new shares are expected to be included in the Swiss Performance Index (SPI).

Nobel Biocare Holding AG reserves the right to extend the acceptance period for the Offer as well as to postpone the date of settlement and the start of trading of the new Nobel Biocare Holding AG shares.

Gothenburg/Zurich, 27 May 2002

NOBEL BIOCARE HOLDING AG
Board of Directors

For further information, please contact:

Heliane Canepa, President, Nobel Biocare AB, tel. +46 31 81 88 00.
Harrieth Sundaeus, Chief Financial Officer, Nobel Biocare AB, tel. +46 31 81 88 00

Statements made in this press release that relate to future events, performance or financial results of Nobel Biocare are forward-looking statements which involve uncertainties that could cause actual events, performance or results to materially differ. Nobel Biocare undertakes no obligation to update any of these statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as to the date hereof. Accordingly, any forward-looking statement should be read in conjunction with the additional information about risks and uncertainties set forth in Nobel Biocare's annual reports and in the Offer Document that will be published on 28 May 2002.

Nobel Biocare is an innovative, medical devices company, whose core business comprises dental implants and dental prosthetics. The company's product systems for dental implants, Brånemark System® and Replace™, are world leaders and have a global market share of around 38%.

The company's other product line, Procera®, is a unique, IT-based process for the industrial production of dental prosthetics. The system has been launched very successfully in more than 35 countries in North America, Europe, South East Asia and South America.

Nobel Biocare has around 1,300 employees and, in 2001 net sales totaled SEK 2 663 million. The company's headquarters are located in Gothenburg, Sweden, while production takes place in Sweden and the USA. Nobel Biocare has its own sales companies in 26 countries.

Nobel Biocare AB, Box 5190, S-402 26 Göteborg, Sweden,
tel +46 31-81 88 00, fax +46 31-16 31 52.
investor.relations@nobelbiocare.se
www.nobelbiocare.com

NOBEL BIOCARE HOLDING AG

SECRETARY'S CERTIFICATE

I, Michaela Ahlberg, do hereby certify that I am the Secretary of Nobel Biocare Holding AG, a company incorporated under the laws of Switzerland ("Nobel Biocare"), and do hereby further certify that, attached hereto as Exhibit A, is a true, correct and complete copy of the resolutions of the Board of Directors of Nobel Biocare dated as of May 26, 2002, and such resolutions have not been modified, amended or rescinded and remains in full force and effect as of the date hereof.

IN WITNESS WHEREOF, the undersigned has executed this Certificate as of the 27th day of May, 2002.

Michaela Ahlberg
Secretary

I, Heliane Canepa, President of Nobel Biocare, do hereby certify that Michaela Ahlberg is, and has been at all times since and including May 26, 2002, the duly elected and qualified Secretary of Nobel Biocare and that the signature set forth above is her genuine signature.

IN WITNESS WHEREOF, I have executed this Certificate as of the 27th day of May, 2002.

Heliane Canepa
President

NOBEL BIOCARE HOLDING AG

RESOLUTIONS OF THE BOARD OF DIRECTORS

May 26, 2002

WHEREAS, the Board of Directors of Nobel Biocare Holding AG, a company incorporated under the laws of Switzerland (the "Company"), has approved the proposed offer (the "Offer") by the Company to the shareholders of Nobel Biocare AB, a company incorporated under the laws of Sweden (the "Old Company"), to acquire all of the shares of the Old Company in exchange for newly issued shares of the Company;

WHEREAS, the Offer is being extended into the United States in reliance upon the exemptions set forth in Rule 14d-1(c) promulgated under the Securities Exchange Act of 1934, as amended, and Rule 802 promulgated under the Securities Act of 1933, as amended, pursuant to which certain forms must be furnished by the Company to the Securities and Exchange Commission (the "SEC") in connection with the Offer;

NOW, THEREFORE, BE IT RESOLVED, that, Heliane Canepa, hereby is, authorized, in the name of and on behalf of the Company, to prepare, execute and furnish to, or file with, the SEC, as the case may be: (i) a Tender Offer Notification on Form CB; (ii) an Appointment of Agent for Service of Process and Undertaking on Form F-X; and (iii) any and all other documents required to be furnished to, or filed with, the SEC in connection with the Offer.

....

Hans Jörg Graf

Director of the Board